Form 10KSB, Exhibit 13
period 1996-12-31
MONOCACY BANCSHARES INC
filed 1997-03-27
CIK 908962

1996

--------------------------------------------------------------------------------
                            MONOCACY BANCSHARES, INC.
                                  ANNUAL REPORT


                        A Year of Investing in Our Future

                                   OUR MISSION

================================================================================
       The mission of Monocacy Bancshares, Inc. is to serve our community as an independent, market driven organization by providing "Service Excellence" through highly motivated and trained employees and officers who, complemented by continued emphasis on advanced technology, will set the standard for excellence in our marketplace. It is our stated desire to obtain superior profitability in order to provide our shareholders a fair return on their investment.
--------------------------------------------------------------------------------

1    Columbia Office &
     Classic Mortgage Office
2    Randallstown Office &
     Classic Mortgage Headquarters
3    Eldersburg Office
4    Uniontown Office
5    Keymar Office                        [MAP OF ADAMS CO., PA; CARROLL, HOWARD
6    Route 140 Express Office                   AND BALTIMORE CO., MD; AND
7    Englar Road Office                       BALTIMORE CITY  APPEARS HERE]
8    Carroll Lutheran Village Office
9    Main Office & Corporate
     Headquarters
10   Fairground Office
11   Gettysburg Office

                               FROM THE PRESIDENT

================================================================================

         [PHOTOGRAPH OF THE FOLLOWING PEOPLE APPEARS IN CENTER OF PAGE]
                                 ERIC E. GLASS,
                               DONALD R. HULL AND
                                FRANK W. NEUBAUER

Carroll County has changed dramatically since we first opened our doors over 110 years ago. The pace of these changes has picked up momentum in recent years. Correspondingly, the banking industry has been going through dramatic changes. Every day there is news of another merger or a new approach to delivering services. We all know that these environments will continue to change as we move into the future. Monocacy Bancshares has grown and evolved right along with these changes; in fact, we take great pride in the way we have anticipated and prepared for these changes.
   The theme of our Annual Report this year is "A Year of Investing in our Future". While our financial results in terms of earnings are down compared to 1995, our financial performance reconciles with this theme and we believe that 1996 represents a banner year in our Company's history.
   At our 1996 stockholders' meeting, we outlined energetic plans for 1996. Not only did we accomplish everything we set out to do, but we added a few additional initiatives. Any one of these initiatives would have represented a challenge for a bank our size but, together, they should be viewed as an
extraordinary   accomplishment  and  a  true  testimonial  to  the  quality  and dedication of our staff. Our Annual Report provides an overview of these initiatives. We believe we have positioned our Bank to be able to exploit growth and profitability opportunities in the future.
   An anticipated but unquantifiable event, both in terms of the timing and the dollar amount, was the special FDIC Assessment to recapitalize the Savings Association Insurance Fund (SAIF) on which Congress vacillated for over a year. This had an impact of $245,000 on earnings. All savings banks and commercial banks with savings deposits received such an assessment. This and the substantial first year costs associated with our initiatives had a significant impact on our 1996 earnings.

   I would like to highlight some of the more substantial initiatives completed in 1996.
   o The deposit acquisition and integration of the two Royal Oak branches
   o The acquisition of Classic Mortgage
   o The opening of a state of the art express drive-in banking facility in Westminster
   o The opening of our second Commercial Banking Office in Gettysburg, Pennsylvania
   Perhaps more important than the initiatives described above in terms of impact and positioning for the future were less physically tangible efforts in a variety of areas which included:
   o The completion and full implementation of our Relationship  Banking program
   o The completion of a functional  reorganization
   o The beginning of the next stage of our technology efforts
   These initiatives were costly, but they fit the Strategic Plan outlined in the beginning of the year, "A Year of Investing in our Future". Intelligently investing in people, marketing, facilities and technology will significantly increase the future value of our Bank.
   Our Board of Directors, at our January Board meeting, adopted a management rotation plan whereby Eric E. Glass was elected Chairman of the Board and Donald
R. Hull was elected Vice Chairman of the Board and Chairman of the Executive Committee. Mr. Glass and Mr. Hull have worked closely with each other for a number of years and have long viewed their respective roles on a unified basis.
   In late February, the City of Taneytown experienced the loss of one of our community leaders with the passing of Henry Reindollar. Henry was dedicated and committed to improving our community and will be greatly missed.
   More than ever, we are optimistic and highly focused as we move into 1997; our compasses of growth, profitability and adding shareholder value are pointed in the same direction. Our agenda is well defined, is based on input from all areas within our organization and is driven by an organizational commitment to service excellence. Your support of our initiatives is sincerely appreciated and will be rewarded as these investments begin to mature and contribute to our future successes.


/s/ Frank W. Neubauer, Jr.

Frank W. Neubauer, Jr.
President and Chief Executive Officer

                                 YEAR IN REVIEW

================================================================================

   [THE FOLLOWING 9 LINES IS A PULL QUOTE APPEARING AT THE CENTER OF THE PAGE]

                                  1996 WILL BE
                                   REMEMBERED
                                 AS THE YEAR WE
                                 COMMITTED OUR
                               RESOURCES IN WAYS
                                UNPRECEDENTED IN
                                OUR ONE HUNDRED
                                  TWELVE YEAR
                                    HISTORY.



                        A YEAR OF INVESTING IN OUR FUTURE
--------------------------------------------------------------------------------

1996 will be remembered as the year we committed our resources in ways unprecedented in our one hundred twelve year history. With a goal to remain a strong independent community financial institution, we undertook pivotal efforts to significantly improve our retail delivery system with four new full service branch offices, a realignment of staff functions, a new telephone banking system and new marketing initiatives. We acquired a successful mortgage company to further support our opportunities to serve our diverse market region with all mortgage related services. All these activities were underlined by an extensive strategic planning effort that resulted in our renewed mission to Service Excellence.

                                   NEW MARKETS
--------------------------------------------------------------------------------

In an age of mergers and acquisitions, each community bank must accept the challenge to grow wisely in order to remain a viable independent entity. During 1996, we ably met that challenge by significantly expanding our presence in Carroll County and by entering new markets in Randallstown and Gettysburg.
   A review of the population growth in Carroll County and the subsequent steady increase of commuters to our region clearly directed us to explore sites in the southern Carroll County area. By the merger of a savings bank, we found the right advantage we needed. With an office in Eldersburg and another further east in Randallstown we are able to serve this dynamic suburban community and those that commute on Route 26, a major artery into Baltimore. The Randallstown location has also become the hub/Corporate Headquarters of Classic Mortgage.
   Merging two savings bank branches into our full service commercial banking operation was a daunting experience. Every department of the bank rose to the occasion to meet the systems', regulatory and customer demands. Multiple communications were personalized to each new customer introducing our bank and the many new services we provide. By all measurements, we were very successful.
   Our Englar Road office has been a trend setter for our competition in the Westminster market. Our customers have commended us time and again on our extended lobby hours and personalized service. All that was missing was a drive-up facility. In September, we introduced the Rt. 140 Express office to Westminster. The finest drive-up banking equipment was installed to make sure commercial customers and commuters are serviced quickly and efficiently. Our dawn to dusk hours are a true sign of our commitment to meet our customers' needs.
   Finally, with our three year old Business Development office in Columbia, a model for commercial banking success, the Gettysburg office was opened in December. This was a market desperate for the style of personalized service our community bank has always been proud to offer. Our results to date have exceeded our expectations.
   Each step of the way, with each new office, we have rallied the talents of our staff to insure we met our goals.

                             THE FINEST RESIDENTIAL
                                 MORTGAGE LENDER
--------------------------------------------------------------------------------

Columbia's much respected Classic Mortgage Company became the best regional community bank mortgage department when we joined forces in April. No competitor offers more types of programs or better service. On top of that, all our bank products and services have a whole new audience. Already, customers are referring friends because Classic works hard to make it happen. There are "Financing by Taneytown Bank" signs in every new subdivision we serve as our lot and construction loan programs take off. Our Homeowners Checking Account brings these new customers into our family. With over $60 million of new business from our mortgage division in

  [THE FOLLOWING 10 LINES IS A PULL QUOTE APPEARING AT THE CENTER OF THE PAGE]

                                 THE FINANCIAL
                                BUSINESS IS IN A
                               CONSTANT STATE OF
                                CHANGE, AND THE
                                RACE BELONGS TO
                                 THOSE WITH THE
                                   VISION AND
                                DETERMINATION TO
                               MOVE AHEAD IN THIS
                                  ENVIRONMENT.


1996, we have laid the groundwork to become the finest residential lender in the area.

                                   TECHNOLOGY
--------------------------------------------------------------------------------

Monocacy has prudently invested in that technology which was once only available at much larger institutions over the past 3 years. Whether it's express drive through lanes or an innovative information delivery system, our customers and their needs drive our technological actions.
   Mid year, we introduced the Automated Customer Service Line. Now all customers can access account information, transfer funds, and initiate stop payments from a personal telephone. Due to its dependability and ease, the line is now receiving over five thousand calls per month. There is also information designed to attract non-customers, such as, branch locations, rates, and product highlights.
   Yes, we are now on the Internet. Customers and non-customers can leisurely survey our services, review recent corporate news, calculate a mortgage or loan payment and make inquiries on their personal computers at www.taneytownbank.com.
   These are investments that only a positive and growth oriented corporate culture like ours can support.

                               THE DRIVING FORCE--
                                EMPLOYEES MATTER
--------------------------------------------------------------------------------

Quality products and efficient delivery systems are vital to our success, but it's our employees--in all areas of the company--who are making it work. In order to effect our many 1996 projects, we have expected heroic efforts of all our employees. Using a team approach at all times, many resources were allocated to refine and enhance our capabilities. Again and again, bank employees responded to a changing environment with a flexible, innovative approach to "getting the job done."
   Branch expansion and the addition of Classic Mortgage led naturally to a reorganization. A consolidation of operational and administrative functions permitted a flattened organizational chart in our sales and production areas.

                               SERVICE EXCELLENCE
--------------------------------------------------------------------------------

Our commitment to our customers has never been taken for granted. To insure our position among our peers, we reaffirmed a mission of service excellence in 1996 and to recognize the nature of our business, one of rapid change and greatly increased competition, we saw the need to develop a renewed energy towards Service Excellence. The organization at every level has drafted an action plan focusing on customers and programs to enhance our sales culture. These efforts, coupled with the enhanced delivery systems have presented our employees with a sense of mission and shared vision.

                         INVESTMENTS MAKE OPPORTUNITIES
--------------------------------------------------------------------------------

In today's changing market, we cannot rest on past success. Our small business package of services, "BOSS" has been a magnet to business people from Gettysburg to Columbia. We are recognized as having the premiere retirement account: Club
50. Investors MarketPlace, Inc., with TBT Insurance, offers our customers creditable non-FDIC insured investments. Our products and services combined with our strategic 1996 investments offer us many new opportunities to continue excellent service as we attract many new friends. The financial business is in a constant state of change, and the race belongs to those with the vision and determination to move ahead in this environment. Your company is poised and ready to take full advantage of future opportunities.

                           MONOCACY BANCSHARES, INC.
                         SELECTED FINANCIAL HIGHLIGHTS

================================================================================

                 (Dollars in thousands, except per share data)

                                                 December 31,
                               ------------------------------------------------
                                 1996      1995       1994      1993      1992
                               -------   -------    -------   -------   -------
EARNINGS:
   Net income                 $  1,611   $ 2,351    $ 2,222   $ 1,961   $ 1,952
   Net interest income           9,172     9,227      8,726     7,217     6,662
   Provision for loan losses       300       885        687       375       263

PER SHARE: (1)
   Net income                 $   1.00    $ 1.47     $ 1.40    $ 1.23    $ 1.23
   Cash dividend declared          .36       .33        .23       .19       .17
   Book value                    13.40     13.21      11.69     10.87      9.69

AT YEAR END:
   Assets                     $263,015  $266,194   $211,249  $191,768  $157,725
   Loans, net                  156,690   137,222    145,564   121,370   101,079
   Deposits                    225,039   223,412    171,873   155,722   141,069
   Stockholders' equity         21,648    21,169     18,610    17,289    15,415
   Non-performing assets         1,449     2,569        303       583     1,491
   Number of employees
    (full time equivalents)        160       129         95        98        86

RATIOS:
   Return on average assets        0.61%    1.07%      1.08%     1.09%     1.27%
   Return on average equity        7.81    11.83      12.19     11.27     13.31
   Equity to assets                8.23     7.95       8.81      9.02      9.77
   Loan loss allowance to loans    1.32     1.37       1.29      1.23      1.09

(1) Per share data for all years have been restated to reflect the 10% common stock dividends issued in 1997 and 1996. Per share data for years prior to 1994 have been restated to reflect a 20% common stock dividend issued in 1992 and a 2 for 1 stock split in 1993.

                               FINANCIAL CONTENTS

================================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations..... 6
Independent Auditors' Report..............................................................21
Consolidated Balance Sheets...............................................................22
Consolidated Statements of Income.........................................................23
Consolidated Statements of Changes in Stockholders' Equity................................24
Consolidated Statements of Cash Flows.....................................................25
Notes to Consolidated Financial Statements................................................26

--------------------------------------------------------------------------------

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

================================================================================

                 December 31, 1996 compared to December 31, 1995
                  (Dollars in thousands, except per share data)


Monocacy Bancshares, Inc. ("Monocacy" or the "Company"), with headquarters in Taneytown, Maryland is a registered Bank Holding Company formed on October 1, 1993. At December 31, 1996, Monocacy had total consolidated assets of $263,015. Monocacy is engaged in the general, commercial and consumer banking businesses through its subsidiary, Taneytown Bank and Trust Company. Taneytown Bank & Trust Company (the "Bank"), provides a full range of financial services to individuals, businesses and organizations through eleven banking offices and five Automated Teller Machines. Classic Mortgage Company, a division of the Bank, provides the Bank's mortgage-banking operations. Monocacy Bancshares also offers annuity sales through TBT Insurance, Inc., a subsidiary of the Bank. The primary market area of the Company extends through Carroll, Howard and Baltimore Counties, Maryland and surrounding areas including Southern Central Pennsylvania.

A detailed discussion of the 1996 Operating Results and Financial Condition at December 31, 1996 follows and is intended to assist readers in their analysis of the Company's consolidated financial statements and related notes. Such financial condition and results of operations are not necessarily indicative of future performance.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this annual report contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements.
Important factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-QSB to be filed by the Company in 1997, and any Current Reports on Form 8-K filed by the Company.

OVERVIEW

Monocacy reported consolidated net income for 1996 of $1,611 or $1.00 per share as compared with consolidated net income of $ 2,351 or $1.47 per share in 1995. For Monocacy, 1996 was a year of investment in the future. In March of 1996, Royal Oak Savings Bank, which was acquired on December 31, 1995, was merged into Taneytown Bank. In April, 1996, the Company acquired Classic Mortgage Company ("Classic") and is currently operating it as a division of the Bank. In addition, two new branches of Taneytown Bank were opened in 1996. All of these projects involved extensive costs in the data processing, operational and branch areas of the Company throughout the year. The 1996 performance reflected net interest margins that were lower than in 1995, although tax-equivalent net interest income was higher due to higher earning assets in 1996. In addition, 1996 reflected increases in non-interest revenues and non-interest expenses and a decrease in the provision for loan losses. The 1996 Return on Average Assets was .61% and Return on Average Equity was 7.81%. Total assets were $263,015 at December 31, 1996, with strong interest-earning asset and deposit growth. Return on Average Assets for 1995 was 1.07% and Return on Average Equity was 11.83%.

INCOME STATEMENT ANALYSIS

NET INTEREST INCOME

The net interest margin of 4.09% was 59 basis points below the 1995 level of 4.68%. Taxable equivalent interest income, Monocacy's primary contributor to earnings, was $20,381 for 1996 which was a 16.7% increase over the 1995 level of $17,460. This increase can be attributed to increase in the average volume of interest earning assets, primarily in the investment securities portfolios. A major contributor to the higher asset volume was the acquisition of Royal Oak's asset portfolio on December 31, 1995. Interest expense for 1996 was $10,421 which was an increase of $2,569 or 32.7% over 1995 because of the change in the Company's deposit mix towards higher costing certificates of deposit, largely due to the higher costing deposits acquired in the Royal Oak transaction and the effect of amortization of the related deposit premium paid in the transaction. The Royal Oak acquisition increased average interest-bearing liabilities by approximately 22% and the deposit premium amortization increased the Company's overall cost of funds by approximately 17 basis points. The overall cost of interest-bearing liabilities (deposits and borrowings) was 4.82% which was a 35 basis point increase over 1995, primarily as a result of the noted change in deposit mix.

--------------------------------------------------------------------------------

Table 1: Average Balances, Interest and Yields and Table 2: Net Interest Income Analysis, provide further details of the Company's net interest income.

--------------------------------------------------------------------------------

TABLE 1
AVERAGE BALANCES, INTEREST AND YIELDS
(Dollars in thousands)


                                                 1996                           1995                           1994
                                     ---------------------------    ---------------------------    ---------------------------
                                     Average                        Average                        Average
                                     Balances   Interest   Yield    Balances   Interest   Yield    Balances   Interest   Yield
                                     --------   --------   -----    --------   --------   -----    --------   --------   -----
ASSETS
Interest-earning assets:
   Loans, net of unearned
      income (2)(3)                  $148,756    $14,044   9.44%    $140,969    $13,535   9.60%    $137,808    $12,148   8.82%
   Securities available for sale--
      taxable                          58,100      3,797   6.54       12,480        711   5.70       18,392        921   5.01
   Securities available for sale--
      tax-exempt (1)                    9,419        639   6.78        5,475        406   7.42        6,192        453   7.32
   Investment securities--taxable         401         26   6.48       31,490      1,892   6.01       17,960      1,104   6.15
   Investment securities--
      tax-exempt (1)                   22,915      1,677   7.32       10,720        715   6.67       10,108        685   6.78
   Federal funds sold                   2,654        146   5.50        1,250         68   5.44          504         30   5.95
   Interest-bearing deposits            1,116         52   4.66        2,819        133   4.72          837         42   5.02
                                     --------    -------            --------    -------            --------    -------
      Total interest-earning assets   243,361     20,381   8.37%     205,203     17,460   8.51%     191,801     15,383   8.02%
                                                 -------                        -------                        -------
Non-interest-earning assets:
   Cash and due from banks              7,463                          4,683                          6,529
   Bank premises and equipment,
      net                               7,442                          5,851                          5,817
   Other assets                         6,353                          4,931                          3,182
   Less--allowance for loan
      losses                           (2,055)                        (1,904)                        (1,715)
                                     --------                       --------                       --------
      Total assets                   $262,564                       $218,764                       $205,614
                                     --------                       --------                       --------

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Interest-bearing checking
      accounts                       $ 21,488        540   2.51%    $ 18,426        446   2.42%    $ 19,595        489   2.50%
   Savings and money market
      accounts                         62,507      2,324   3.72       52,442      1,628   3.10       56,657      1,728   3.05
   Certificates of deposit            112,673      6,387   5.67       86,406      4,831   5.59       68,831      2,995   4.35
   Federal funds purchased              1,727         95   5.50        1,300         55   4.23          804         34   4.23
   Other borrowings                    17,991      1,075   5.98       17,059        892   5.23       20,588      1,026   4.98
                                     --------    -------            --------    -------            --------    -------
      Total interest-bearing
         liabilities                  216,386     10,421   4.82%     175,633      7,852   4.47%     166,475      6,271   3.77%
                                                 -------                        -------                        -------
Non-interest-bearing liabilities:
   Non-interest-bearing deposits       23,792                         21,500                         19,612
   Other liabilities                    1,767                          1,761                          1,306
Stockholders' equity                   20,619                         19,870                         18,221
                                     --------                       --------                        -------
   Total liabilities and
      stockholders' equity           $262,564                       $218,764                       $205,614
                                     ========                       ========                       ========
Net interest income                              $ 9,960                        $ 9,608                        $ 9,112
                                                 =======                        =======                        =======
Net interest spread (4)                                    3.55%                          4.04%                          4.25%
Net yield on earning assets (5)                            4.09%                          4.68%                          4.75%

(1) Interest on state and municipal investments is presented on a fully-taxable equivalent basis
(2)  Includes  loans held for sale and  non-accrual  loans
(3) Interest income on loans includes the amortized portion of net loan fees of $351, $611 and $415 for the years ended December 31, 1996, 1995 and 1994, respectively
(4) Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities
(5) Represents net interest income divided by average interest-earning assets

--------------------------------------------------------------------------------

Average interest-earning assets totaled $243,361 for 1996, an increase of 18.6% from the previous year. Increases occurred in most all categories of the loan portfolio, generally reflecting the results of commercial, construction and consumer lending initiatives and other marketing efforts. Average securities (including the Available for Sale portfolio) experienced overall increases of $30,670 from the 1995 level as a result of the funds reinvested after the Royal Oak transaction. During 1996, the Company sold a pool of approximately $10 million of the Bank's residential mortgage loan portfolio in the secondary market, while retaining the servicing of those loans. Net of the loan sale, average loan growth was $7,787 in 1996. See the Balance Sheet Review below for further discussion on interest-earning assets.

Average interest-bearing liabilities, increased by $40,753 from the prior year. The increase was due primarily to the acquisition of Royal Oak, which brought in approximately $39 million in additional deposits. The mix in core deposits also changed during 1996, as a result of the Royal Oak acquisition. See a more comprehensive discussion of funding elsewhere in this report.

--------------------------------------------------------------------------------

TABLE 2
NET INTEREST INCOME ANALYSIS
(Dollars in thousands)

                                                       1996 over 1995                        1995 over 1994
                                              ---------------------------------    -----------------------------------
                                              Due to change in (2)                  Due to change in (2)
                                              --------------------    Increase     ---------------------     Increase
                                               Volume        Rate     (Decrease)    Volume         Rate     (Decrease)
                                               ------       ------    ----------    ------        ------    ----------
Interest Income:
   Loans, net of unearned income               $  738       $(229)     $  509       $  284        $1,103       $1,387
   Securities available for sale--taxable       2,967         119       3,086         (325)          115         (210)
   Securities available for sale--
      tax-exempt (1)                              270         (37)        233          (53)            6          (47)
   Investment securities--taxable              (2,005)        139      (1,866)         812           (24)         788
   Investment securities--tax-exempt (1)          886          76         962           41           (11)          30
   Federal funds sold                              77           1          78           41            (3)          38
   Interest-bearing deposits                      (80)         (1)        (81)          45            46           91
                                               ------       -----      ------       ------        ------       ------
      Total                                     2,853          68       2,921          845         1,232        2,077
                                               ------       -----      ------       ------        ------       ------
Interest expense:
   Interest-bearing checking accounts              76          18          94          (29)          (14)         (43)
   Savings and money market accounts              343         353         696         (130)           30         (100)
   Certificates of deposit                      1,488          68       1,556          868           969        1,837
   Federal funds purchased                         21          19          40           21            --           21
   Other borrowings                                51         132         183         (183)           49         (134)
                                               ------       -----      ------       ------        ------       ------
      Total                                     1,979         590       2,569          547         1,034        1,581
                                               ------       -----      ------       ------        ------       ------
      Net interest income                      $  874       $(522)     $  352       $  298        $  198       $  496
                                               ======       =====      ======       ======        ======       ======

(1) Interest on state and municipal investments is presented on a fully-taxable equivalent basis
(2) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the absolute dollar amounts of the change in each.

--------------------------------------------------------------------------------

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is the periodic expense of maintaining an adequate allowance for loan losses to absorb possible future losses, net of recoveries inherent in the existing loan portfolio. The provision for loan losses totaled $300 for 1996 and $885 in 1995. Net charge-offs amounted to $104 in 1996 and $883 in 1995. Table 3, Analysis of Allowance for Loan Losses, shows further details on the Allowance for Loan Losses for the past five years.

The allowance for loan losses at December 31, 1996, was $2,100 or 1.32% of year end net loans, compared to the 1995 year end allowance of $1,904 or 1.37% of net loans. The 1996 allowance for loan losses was 135.5% of year-end non-performing and past due loans and 144.9% of year-end non-performing assets.

--------------------------------------------------------------------------------

TABLE 3
ANALYSIS OF ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)


                                                              December 31,
                                            ------------------------------------------------
                                             1996      1995       1994       1993      1992
                                            ------    ------     ------     ------    ------
Balance at beginning of year                $1,904    $1,902     $1,509     $1,113    $  919
Provision for loan losses                      300       885        687        375       263
Loans charged-off:
   Real Estate:
      Residential mortgage                      --        --         --         --        49
      Commercial mortgage                      302       377         --         --        49
      Construction and land development         --        --         --         --        --
   Commercial                                   --       500        297         --        --
   Consumer                                     20        63         16          8       145
                                            ------    ------     ------     ------    ------
         Total loans charged-off               322       940        313          8       243
                                            ------    ------     ------     ------    ------

Recoveries of loans previously charged off:
   Real Estate:
      Residential mortgage                       4         6         --         --        47
      Commercial mortgage                      211        --         11         12       --
      Construction and land development         --        --         --         --        --
      Commercial                                --        41         --         --        17
      Consumer                                   3        10          8         17       110
                                            ------    ------     ------     ------    ------
         Total recoveries                      218        57         19         29       174
                                            ------    ------     ------     ------    ------
Net loans charged-off                          104       883        294        (21)       69
                                            ------    ------     ------     ------    ------
Balance at end of year                      $2,100    $1,904     $1,902     $1,509    $1,113
                                            ------    ------     ------     ------    ------
Ratio of allowance to loans, net
   of unearned income                         1.32%     1.37%      1.29%      1.23%     1.09%
                                            ======    ======     ======     ======    ======

--------------------------------------------------------------------------------

Monocacy's allowance for loan losses for all loan categories is further detailed in Table 4: Allowance for Loan Losses Allocation. The allowance for loan losses is based on a risk-rating system under which all commercial and commercial real estate loans are assigned a risk rating. Factors such as the financial condition of the borrower, the adequacy of underlying collateral and the impact of business and economic conditions upon the borrower are evaluated. Based on this information and action plans provided by the lending officers, each of these loans is subject to classification by the Credit Department which then determines the allowance based on aggregate classifications. On a monthly basis, remaining loan portfolio categories receive general allocation deemed reasonably necessary to provide for losses within the categories of loans set forth on the table and based on the factors previously listed. The overall allocation should not be interpreted as an indication of future charge-off trends. While management has made every effort to make a reasonable assessment of the level of the allowance necessary for the portfolio, further adjustments may be necessary based on economic conditions and any related changes in asset quality.

--------------------------------------------------------------------------------

TABLE 4
ALLOWANCE FOR LOAN LOSSES ALLOCATION
(Dollars in thousands)

--------------------------------------------------------------------------------

                                                             December 31,
                         ------------------------------------------------------------------------------------
                                   1996                         1995                          1994
                         -------------------------   --------------------------    --------------------------
                                     Percentage of                Percentage of                 Percentage of
                                     Loans in Each                Loans in Each                 Loans in Each
                         Allowance    Category to    Allowance     Category to     Allowance     Category to
                          Amount      Total Loans     Amount       Total Loans      Amount       Total Loans
                         ---------   -------------   ---------    -------------    ---------    -------------
Real Estate:
   Commercial
     mortgages             $1,222         43.9%        $  642          40.2%         $1,019         43.7%
   Residential
     mortgages                 60         12.9             46          22.5              52         24.9
   Construction and
     land development         300         18.0            289           9.4             403          7.4
Commercial                    275         14.2            381          15.9             268         14.1
Consumer                       80         11.0             64          12.0              31          9.9
Unallocated                   163           --            482            --             129           --
                           ------        -----         ------         -----          ------        -----
     Total                 $2,100        100.0%        $1,904         100.0%         $1,902        100.0%
                           ======        =====         ======         =====          ======        =====

--------------------------------------------------------------------------------



-------------------------------------------------------------------------------

                                             December 31,
                       --------------------------------------------------------
                                  1993                          1992
                       --------------------------    --------------------------
                                    Percentage of                 Percentage of
                                    Loans in Each                 Loans in Each
                       Allowance     Category to     Allowance     Category to
                        Amount       Total Loans      Amount       Total Loans
                       ---------    -------------    ---------    -------------
Real Estate:
   Commercial
     mortgages           $  899          54.2%         $  667          51.1%
   Residential
     mortgages               26          20.0              27          18.8
   Construction and
     land development       252           5.7             177           4.3
Commercial                  107          10.1              86          13.6
Consumer                     69          10.0              62          12.2
Unallocated                 156            --              94            --
                         ------         -----          ------         -----
     Total               $1,509         100.0%         $1,113         100.0%
                         ======         =====          ======         =====

-------------------------------------------------------------------------------

NON-INTEREST REVENUE

A portion of Monocacy's net income is derived from non-interest related sources including service charges, trust fees, gains on the sale of loans and securities and other income. Non-interest revenue for 1996 was $2,039, up from $1,427 for 1995.

The 1996 results included $220 of net investment security losses as compared to $55 of net gains in 1995. The 1996 security losses occurred with the sale of securities related to the Bank's overall asset/liability management practices and were taken to reposition the Bank's securities portfolio for funding loan growth and interest rate considerations.

Service charges related to deposits increased in 1996 to $438 over $329 in 1995, due to the higher customer and deposit volume in large part due to the Royal Oak acquisition and other new branch sites and marketing initiatives.

Other service charges totaled $660 for 1996 which was a 39.0% increase from 1995 due to a 14.8% increase in loans serviced for others and a 5.5% increase in average loans. The residential mortgage loan servicing portfolio of $119,374 (including $40,363 acquired from Royal Oak), which is created when mortgage loans are sold with the servicing retained by the Company, contributed approximately $378 in servicing fees in 1996. Most residential loans are sold in the secondary markets. In addition to regular sales of individual residential loans on the secondary market, the Company made a bulk sale of approximately $10 million of its residential loan portfolio during 1996 and $110 in gains were recognized on the sale. Total gains on residential mortgage loan sales totaled $797 for 1996 compared to $167 for 1995. The increased profitability of the mortgage-banking operations can be attributed to the April acquisition of Classic. Loan production from Classic for the year was $64 million. In addition, the Company originates Small Business Administration (SBA) loans, which are partially guaranteed by the SBA, and sells the guaranteed portion on the secondary market. Gains from the sales of SBA loans were $67 in 1996.

The 1996 non-interest revenue included Trust fees of $150, which was flat compared to 1995. Assets under management by the Trust Department were $27,625 in market value at December 31, 1996 compared to $23,749 in market value at December 31, 1995.

NON-INTEREST EXPENSES

Non-interest expense for 1996 totaled $8,762, an increase of 34.1% from 1995. 1996 was a year of significant investment in staff, equipment and infrastructure to support future growth. The Company had 141 full-time and 38 part-time employees at December 31, 1996 as compared to 114 full-time and 30 part-time employees at December 31, 1995. Table 5: Non-Interest Expenses shows the breakdown of non-interest expenses by category.

Salary and Benefit expenses increased $1,282 or 33.7% over 1995 due to the Company growth in 1996. 27 full-time and 8 part-time positions were added in 1996. Salary expenses also include $308 of commissions that were not experienced in 1995 and were a result of acquiring Classic Mortgage Company. Classic lenders

--------------------------------------------------------------------------------

TABLE 5
NON-INTEREST EXPENSES
(Dollars in thousands)

                                               December 31,
                            ---------------------------------------------------
                             1996           1995         Change        % Change
                             ----           ----         ------        --------
Salaries and Benefits       $5,087        $3,805         $1,282           33.7%
Occupancy                      628           436            192           44.0%
Equipment                      712           670             42            6.3%
Deposit Insurance              335           198            137           69.2%
Professional Fees              379           282             97           34.4%
Advertising                    224           136             88           64.7%
Data Processing                167            21            146          695.2%
Postage and Freight            122            94             28           29.8%
Meals and Entertainment        106            63             43           68.3%
Telephone                      161           110             51           46.4%
Supplies                       263           178             85           47.8%
Amortization of Intangibles    135            21            114          542.9%
Other                          443           522            (79)         (15.1)%
                            ------        ------         ------          -----
                            $8,762        $6,536         $2,226           34.1%
                            ======        ======         ======

--------------------------------------------------------------------------------

are paid commissions on loan production and, accordingly, commissions expense grows in direct proportion to loan production.

Occupancy expenses increased $192 or 44.0% over 1995 and equipment expenses increased by $42 or 6.3% over 1995 due to the investment in new branch locations and significant investments in additional technology. Other non-interest expenses totaled $1,621, which was above the 1995 level of $1,145 because of higher data processing, advertising, postage, meals and entertainment, telephone and supplies expenses prompted in large part by the acquisitions and new branch openings. Also related to the acquisitions, and included in other non-interest expenses, were $114 in amortization of intangibles. The related intangibles include organization costs, premium paid on mortgage servicing and goodwill.

In 1996, Congress passed legislation to recapitalize the Savings Association Insurance Fund (SAIF) of the FDIC. This legislation called for a one time special assessment of 65.7 basis points on thrift deposits as of March 31, 1995. Royal Oak Savings Bank, which the Company acquired on December 31, 1995, is included in this assessment. Accordingly, non-interest expenses reflect this assessment of approximately $245,000. Furthermore, FDIC rates going forward will increase from their 1996 levels due to the finalization of the FDIC restructuring and the merger of the SAIF with the Bank Insurance Fund (BIF).

A total of $379 of legal and professional fees were paid in 1996 as compared to $282 in 1995. The increase was primarily due to additional legal fees paid on loan workouts and expenses incurred in conjunction with the merger of Royal Oak and Classic into Taneytown Bank.

In addition to the merger of Royal Oak and the acquisition of Classic Mortgage Company, the Company opened two new branches in 1996. The Route 140 Express branch was opened in Westminster, Maryland in September of 1996 and the Gettysburg branch was opened in Gettysburg, Pennsylvania in December of 1996. The opening of the Gettysburg branch marked the Company's entrance into inter-state banking. Total non-interest expenses related to these branch openings and to the two acquisitions that are non-recurring were $252.

INCOME TAXES

Income tax expense for 1996 was $538 as compared with $882 for 1995 with lower pre-tax income in 1996. The 1996 effective tax rate was 25.0% down from 27.3% in 1995 as increased taxable income of the Company was more sheltered in 1996 for tax purposes than it was in 1995, mostly due to the increase in volume of tax-exempt securities. Note 10 to the Consolidated Financial Statements reconciles reported income tax expenses with the amount computed by applying the federal statutory rate to income before taxes.

BALANCE SHEET REVIEW

EARNING ASSETS

Average earning assets totaled $243,361 for 1996 as shown in Table 1. This was an increase of 18.6% from the 1995 level of $205,203.

LOANS HELD FOR SALE

The Company originates residential mortgage loans for sale in the secondary market. In 1996, loans originated for sale amounted to $34 million compared to $17 million in 1995. The increase in volume was due primarily to the efforts of Classic Mortgage Company, which the Company acquired in the second quarter of 1996. Approximately $10 million of the balance at December 31, 1996 is under contract for sale that should close in the first quarter of 1997 at a gain.

SECURITIES

The Available For Sale ("AFS") portfolio is generally comprised of somewhat shorter term investment securities and other securities the company feels it may sell in response to changes in interest rates or liquidity needs. The AFS portfolio averaged $67,519 for 1996. The Held to Maturity ("HTM") portfolio averaged $23,316 and is comprised of state and municipal bonds and mortgage-backed securities with original maturities greater than eight years.

Investment securities, including those in the AFS portfolio, are primarily fixed rate instruments with maturities that range from less than one year to ten years or in some small cases have no maturities such as with the small amount of mutual funds that the Bank owns. These mutual funds, which have a fair value of $853 at December 31, 1996, invest in securities comparable to the securities that are directly owned by the Company including U.S. Government and U.S. Government agency obligations and obligations of municipal and political subdivisions. Investment securities can be used to secure public deposits and as collateral for Federal Home Loan Bank borrowings. The Company owns no derivatives in its portfolios. The accounting policy for securities is included in Note 1 to the Consolidated Financial Statements. At year end 1996, the HTM and AFS securities portfolios had total unrealized gains of $74 and total unrealized losses of $1,427.

Investment securities portfolios yields increased to 6.76% from the prior year levels of 6.19% as a result of the change in the mix of the portfolio caused by the turnover (sales and maturities) of lower yielding securities and limited reinvestment into the portfolio, as well as investment of the excess funds provided by the Royal Oak acquisition, in higher yielding securities. During 1996, the overall portfolio was managed with a goal to increase loan volumes as discussed below. The interest rate environment in 1996 was somewhat higher than in 1995 for the most part as indicated by the securities markets. At the end of the past two years, the Company did not have any investment with a single issuer (except for U.S. Government and agency obligations) which was greater than 10% of stockholders' equity. Table 6: Securities and Table 7: Maturities and Yields of Debt Securities provide further information on the Company's securities portfolios.

--------------------------------------------------------------------------------

TABLE 6
SECURITIES
(Dollars in thousands)

                                           1996                       1995                      1994
                                 ------------------------   ------------------------   ----------------------
                                               Securities                 Securities               Securities
                                 Investment     available   Investment     available   Investment   available
                                 securities     for sale    securities     for sale    securities   for sale
                                 ----------    ----------   ----------    ----------   ----------  ----------
U.S. Treasury securities           $    --       $    --      $    --      $ 1,520       $ 3,056     $   --
U.S. Government agency
   securities                           --        21,721           --       18,917        10,978      3,658
State & municipal
   securities                       24,042         5,349        8,311       15,856        11,397      2,666
Mortgage-backed
   securities                           --        16,372        7,213       14,638        14,607         --
Equity securities                       --           853           --          887            --        784
Federal Home Loan
   Bank Stock                           --         1,623           --        2,023            --      1,863
                                   -------       -------      -------      -------       -------     ------
                                   $24,042       $45,918      $15,524      $53,841       $40,038     $8,971
                                   =======       =======      =======      =======       =======     ======

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

TABLE 7
MATURITIES AND YIELDS OF DEBT SECURITIES
(Dollars in thousands)

                                            Investment securities
                               ----------------------------------------------------
                                                                          Current
                               Amor-     Un-         Un-     Estimated    weighted-
                               tized   realized   realized     fair        average
                               cost     gains      losses      value       yield
                               -----   --------   --------   ---------    ---------
U.S. Government
   agency securities:
   Due within one year       $    --      $--       $ --     $    --           --
   Due after one-
      five years                  --       --         --          --           --
   Due after five years           --       --         --          --           --
State & municipal securities:
   Due after one-
      five years                  --       --         --          --           --
   Due after five years       24,042       56        238      23,860         7.30%
Mortgage-backed securities:
   Due after five years           --       --         --          --           --
                             -------      ---       ----     -------
                             $24,042      $56       $238     $23,860
                             =======      ===       ====     =======

--------------------------------------------------------------------------------




                                           Securities available for sale
                                ----------------------------------------------------
                                                                           Current
                                Amor-     Un-         Un-     Estimated    weighted-
                                tized   realized   realized     fair        average
                                cost     gains      losses      value       yield
                                -----   --------   --------   ---------    ---------
U.S. Government
   agency securities:
   Due within one year        $ 1,000      $--      $    2     $   998       6.24%
   Due after one-
      five years               12,488       --         107      12,381       5.91%
   Due after five years         8,496       --         154       8,342       6.46%
State & municipal securities:
   Due after one-
      five years                2,614        4           3       2,615       6.61%
   Due after five years         2,725       14           5       2,734       6.97%
Mortgage-backed securities:
   Due after five years        17,122       --         750      16,372       6.78%
                              -------      ---      ------     -------
                              $44,445      $18      $1,021     $43,442
                              =======      ===      ======     =======


--------------------------------------------------------------------------------

LOANS

Loans net of unearned income for 1996 averaged $148,756, which was an increase of $7,787 or 5.5% from the 1995 level. Total loans at December 31, 1996 of $159,247 are shown in Table 8: Summary of Total Loans. Increases occurred in all loan categories except residential mortgages due to the generally favorable economic environment coupled with extensive marketing efforts by the Bank's lending staff. In addition, the acquisition of Classic created increased loan volume and loan growth in the residential construction portfolio as we emphasized this product in our marketing efforts. Borrowers are concentrated in a market area which extends from Carroll County, Baltimore County and Howard County, Maryland and to a lesser extent other parts of central Maryland and southern central Pennsylvania.

Commercial mortgage loans, which represent 43.9% of the loan portfolio, were $69,947 at December 31, 1996. This was an increase of 24.9% over the 1995 level. This increase was due to a renewed focus on these types of loans and increased marketing efforts by the lending staff.

Commercial loans, which represent 14.2% of the loan portfolio, were $22,582 at December 31, 1996. The commercial loan portfolio, which consists primarily of secured loans, is strongly oriented towards diversified middle market borrowers in the manufacturing, wholesaling, services and real estate industries. The credit risk associated with middle market borrowers is principally influenced by general economic conditions and the resulting impact on the borrowers' operations. The emphasis on commercial loans is desirable to diversify the overall loan portfolio and to increase the Bank's net interest margin.

Consumer loans, which includes home equity lines of credit as well as other personal loans, increased by 4.7% in 1996 as the Company continues to focus marketing efforts in this area, particularly home equity lines of credit ("helocs") and fixed rate second mortgages because of the profitability associated with consumer relationships that can be created and the competitive environment that exists for other consumer type loans from specialty lenders such as finance companies, credit card banks and captive auto lenders. Management also believes that the Company's overall focus on residential lending, including lot, construction, permanent and helocs is a strategy that will differentiate us from the competition.

Residential mortgage loans of $20,477 were 12.9% of the loan portfolio. This category decreased by 34.7% in 1996, primarily due to the sale of a $10 million pool of such loans on the secondary market in the third quarter yielding a gain of $110. The majority of residential mortgage loan originations occur through Classic Mortgage Company and are sold on the secondary market. Classic's residential mortgage loan production for 1996 was $44.5 million of which $24 million was sold servicing released, $8.5 million was sold with servicing retained and $12 million was retained in the Bank's portfolio.

--------------------------------------------------------------------------------

Construction and land development loans were $28,695, an increase of 118.7% from 1995, due in large part to renewed focus on these types of loans in 1996. Residential construction loans comprised the majority of the increase and represented 42% of the total portfolio balance due to Classic's substantial efforts in the marketing of these loans in 1996. Residential construction loans are owned and serviced by the Bank until the end of the construction period. At the time of conversion to permanent loans, the loan is generally sold on the secondary market.

Loans, as a result of maturities, monthly payments, salability and as a source of collateral provided an important source of liquidity to the Company. Unused loan commitments related primarily to commercial loans are shown in Note 6 to the Consolidated Financial Statements.

Table 9: Maturities of Loans, shows the maturities of selected loan categories at year end 1996.

--------------------------------------------------------------------------------

TABLE 8
SUMMARY OF TOTAL LOANS
(Dollars in thousands)

                                                   December 31,
                            --------------------------------------------------------
                              1996        1995        1994        1993        1992
                            --------    --------    --------    --------     -------
Real Estate:
   Commercial mortgages     $ 69,947    $ 56,001    $ 64,684    $ 66,692     $49,551
   Residential mortgages      20,477      31,357      36,880      24,588      18,206
   Construction and land
      development             28,695      13,121      10,913       7,026       4,185
Commercial                    22,582      22,181      20,909      12,361      13,173
Consumer                      17,546      16,759      14,602      12,493      11,792
                            --------    --------    --------    --------     -------
      Total                 $159,247    $139,419    $147,988    $123,160     $96,907
                            ========    ========    ========    ========     =======

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

TABLE 9
MATURITIES OF LOANS
(Dollars in thousands)

                                                            After 1
                                  Within 1 Year       But Within 5 Years        After 5 Years
                              --------------------    -------------------   --------------------
                               Fixed      Variable     Fixed     Variable    Fixed      Variable
                              -------     --------    -------    --------   -------    ---------
Real Estate:
   Commercial mortgages (3)   $15,947     $ 7,454     $32,185     $  846    $    --     $13,515
   Residential mortgages        1,085          --       2,496         --         --      16,896
   Construction and
      land development (2)      6,275       4,830       4,331     10,239      1,102       1,918
Commercial (1)                    155       8,478         995      3,876      9,078          --
Consumer (4)                      216         189       7,020      6,082      1,188       2,851
                              -------     -------     -------    -------    -------     -------
      Total                   $23,678     $20,951     $47,027    $21,043    $11,368     $35,180
                              =======     =======     =======    =======    =======     =======

(1) Includes nonaccrual loans of $52
(2) Includes nonaccrual loans of $143
(3) Includes nonaccrual loans of $592
(4) Includes nonaccrual loans of $6

--------------------------------------------------------------------------------

NON-PERFORMING ASSETS

Non-performing assets include non-accrual loans and foreclosed property. Non-accrual loans represent loans on which interest accruals have been suspended. It is the Company's policy to discontinue interest accruals on commercial and real estate loans when management believes, after considering economic and business conditions, collection efforts and in the absence of adequate collateral that collection is questionable. Legal foreclosures occur when Monocacy legally takes title to the collateral of the loan.

Non-performing assets at year end 1996 totaled $1,449 or .9% of loans, net of unearned income and foreclosed property compared with $2,569 or 1.8% at the end of 1995. This reduction of $1,120 occurred as the Company aggressively resolved many of these properties and loans. Table 10 provides details of the various components of non-performing assets and past due loans for the past five years.

The majority of the non-accrual loan balance consists of one commercial property, one commercial business loan and two single family residences. The foreclosed properties consist of three undeveloped residential lots, one commercial property and one residential property. There are $405 of other real estate owned under contract for sale at December 31, 1996. Management expects these sales to close in the first half of 1997. Management is aggressively working out all non-performing assets as fast as legal constraints permit in order to minimize their impact on earnings and growth strategies.

Accruing loans past due 90 days or more as to principal or interest totaled $757 at the end of 1996 as compared to $174 for 1995. These loans are in the process of collection and are considered adequately collateralized.

At December 31, 1996, management had identified its non-accrual loans (as shown in Table 10) of $793 as impaired loans in accordance with FASB Statement No.
114. There were no valuation allowances for impaired loans at December 31, 1996 as the amounts by which the measure of the impaired loans were less than the investment in the loans were charged off in 1996 for all impaired loans held in 1996.

--------------------------------------------------------------------------------

TABLE 10
NON-PERFORMING ASSETS AND PAST DUE LOANS
(Dollars in thousands)

                                                               December 31,
                                   ---------------------------------------------------------------
                                    1996           1995            1994         1993         1992
                                   ------         ------          ------       ------       ------
Non-performing loans--
   non-accrual loans               $  793         $1,258           $ 25         $519        $  736
Other real estate owned               656          1,311            278           64           755
                                   ------         ------           ----         ----        ------
      Total non-performing assets  $1,449         $2,569           $303         $583        $1,491
                                   ======         ======           ====         ====        ======
Accruing loans past due
   90 days or more                 $  757         $  174           $936         $240        $  492
                                   ======         ======           ====         ====        ======
Allowance for loan losses to:
   Non-performing loans             264.8%         151.4%       7,608.0%       290.8%        151.2%
   Non-performing assets            144.9           74.1          627.7        258.8          74.7

--------------------------------------------------------------------------------

BANK PREMISES AND EQUIPMENT

The Company's bank premises and equipment increased to $8,435 at December 31, 1996 from $6,233 at December 31, 1995 due to significant investments for future growth. Land, buildings and improvements were purchased for future branch sites, including the new branch that opened in Westminster in 1996. A substantial amount of equipment was purchased in 1996 and mostly includes various computer related equipment and furniture for the new branch locations and Classic. Also in 1996, the Company undertook major renovations of the main office operations facilities in Taneytown, which cost approximately $250. Construction in progress at December 31, 1996 consists mostly of costs incurred to date in the expansion of the Eldersburg branch facility.

FUNDING

DEPOSITS

The Company offers to its diverse customer base a full range of savings instruments including interest-bearing and non-interest-bearing demand, savings
and  certificates  of  deposit.   Monocacy  competes  for  deposits  with

--------------------------------------------------------------------------------

other commercial banks, savings banks and savings and loan associations, bond and stock markets and non-bank financial service providers including money market funds, credit unions and other deposit gathering institutions. The competition among the various financial institutions, higher consumer awareness and a desire for high returns and service has increased the relative cost of and continues to reduce the overall benefits received from many categories of deposits. Interest-bearing liabilities (including other borrowings, discussed below) averaged $216,386 for 1996, an increase of 23.2% from 1995. The increase was due primarily to increases in the Company's savings products, primarily certificates of deposit as a result of the acquisition of approximately $39 million in additional deposits in the Royal Oak purchase, including approximately $21 million in certificates of deposit and $18 million in savings and checking deposits. The opening of the two new branches during the second half of 1996 brought in $2 million in additional deposits in 1996. In addition, Monocacy was able to increase its deposit and customer base during the year through new products, innovative marketing techniques and a high quality of customer service.

The Company has a portfolio of large denomination certificates of $100,000 or more as shown in Table 11. The majority of the certificates have been sold to existing in-market customers; however, at times, deposits have been placed at the Bank from national brokers. At December 31, 1996, 100% of the $7,213 total are from the Bank's existing deposit base.

--------------------------------------------------------------------------------

TABLE 11
MATURITY OF LARGE DENOMINATION CERTIFICATES OF $100,000 OR MORE
(Dollars in thousands)
                                      December 31,
                                          1996
                                      ------------
3 months or less                         $  228
Over 3 through 6 months                     201
Over 6 through 12 months                  1,329
Over 12 months                            5,455
                                         ------
                                         $7,213
                                         ======

--------------------------------------------------------------------------------

OTHER FUNDING SOURCES

The Company periodically borrows from the Federal Home Loan Bank of Atlanta ("FHLB") under a secured borrowing arrangement. At December 31, 1996, the aggregate advances from the FHLB were $14,739. These borrowings are done primarily on a matched basis, meaning that the Company manages the interest rate risk that may otherwise exist on certain types of transactions such as long term fixed rate loans in concert with the Company's overall asset/liability policy. As a result, the transactions are likely to be more profitable to the Company and can allow the Company to better serve its markets. In general, these borrowings are stable although relatively more expensive than deposits. Of these borrowings, $280 will mature in 1997. The Company from time to time will borrow funds on an overnight basis from its correspondent banks and the FHLB.

In preparation for the cash investment required for the acquisition of Royal Oak, in 1995, the Company borrowed $3,000,000 from another commercial bank at a rate of 8.5%. This loan was paid off following the merger of Royal Oak into the Bank in April, 1996.

STOCKHOLDERS' EQUITY

Stockholders' equity provides a source of permanent funding, allows for future growth and assists the Company to withstand unforeseen and adverse developments. At December 31, 1996, stockholders' equity totaled $21,648 which was approximately the same as the previous year end level, as a result of earnings being offset by the increase in the adjustment in the fair values of the AFS securities portfolio and an increase in cash dividends.

For 1996, the Company's annual cash dividend rate, as adjusted for the February 1997 stock dividend, was $.36 per share, as compared to a rate of $.33 in 1995. In addition, the Company declared a 10% common stock dividend in 1996 and 1995. The increase in the cash dividend rate and the declaration of the common stock dividend was in recognition of the continued strong financial health, liquidity and capital position of the Company. The net unrealized holding loss on securities available for sale of $773 reflects the after-tax unrealized net loss of these securities. There was an unrealized net gain of $19 at December 31, 1995. It is important to note that the monthly adjustments of fair value on these securities will generally move in concert with interest rates and there is potential for volatility in this category of stockholders' equity. It is management's intention to actively manage this portfolio to ensure that optimal returns are achieved by the Company with low impact to stockholders' equity.

A Dividend Reinvestment plan was established in October 1994 which offers shareholders a variety of options to increase their stock holdings. As of January 27, 1997, 415 shareholders were enrolled in the plan. In 1996, approximately 13,000 new shares of stock were issued through the plan which resulted in additional capital of approximately $246.

A primary objective of management is and has been to sustain a strong capital position to merit the confidence

--------------------------------------------------------------------------------

of its customers,  the investing  public,  banking  regulators and stockholders.
Capital adequacy may be defined as the amount of capital needed to support future asset growth and to absorb losses if necessary. Regulators consider a range of factors when determining capital adequacy such as the organization's size, quality and stability of earnings, risk diversification, management expertise, asset quality, liquidity and internal controls. Management reviews the various capital ratios monthly and takes appropriate action to ensure they are within established internal and external guidelines. Management believes that Monocacy's current capital ratios (consolidated), as shown in Table 12, are strong and that its capital position is adequate to support its various business ventures. Table 12 shows the Company's capital positions as of December 31, 1996 and shows that the Company's ratios are significantly above the regulatory requirements. The Company is subject to restrictions on the payment of dividends to its shareholders as discussed in Note 18 to the Consolidated Financial Statements. In addition, Federal and State banking regulations place certain restrictions on the ability of the Bank to pay dividends to Monocacy.

--------------------------------------------------------------------------------

TABLE 12
RISK BASED AND OTHER CAPITAL DATA
(Dollars in thousands)

                                                December 31,
                                 --------------------------------------------
                                         1996                    1995
                                 --------------------    --------------------    Regulatory
                                  Balance     Percent     Balance     Percent    Requirement
                                 --------     -------    --------     -------    -----------
Common stockholders' equity (1)  $ 22,421                $ 21,150
Intangibles (2)                    (4,012)                 (4,134)
                                 --------      -----     --------      -----
   Total Tier 1                    18,409      10.31%      17,016      10.61%         4.00%
Qualifying allowance
   for loan losses                  2,100                   1,904
                                 --------      -----     --------      -----
   Total Tier II                 $ 20,509      11.49%    $ 18,920      11.80%
                                 ========      =====     ========      =====
Total Risk-Based Capital         $ 20,509      11.49%    $ 18,920      11.80%         8.00%
                                 ========      =====     ========      =====
Total Risk-Adjusted Assets       $178,569                $160,393
                                 ========                ========
   Leverage Ratio                               7.03%                   7.56%    3.00-5.00%
                                               =====                   =====

(1) Calculation does not include adjustment to capital for net unrealized gains/losses on AFS securities as defined by regulators.
(2) Includes deposit premium on Royal Oak transaction, goodwill on Classic purchase, premium paid on mortgage servicing in Royal Oak transaction, mortgage-servicing rights and various organization costs.

--------------------------------------------------------------------------------

INTEREST RATE SENSITIVITY

Monocacy's interest rate sensitivity position is managed by the Asset and Liability Committee ("ALCO") and Funds Management Committee of the Board. ALCO's purpose is to optimize net interest income by managing balance sheet mix and interest rate sensitivity in order to create an acceptable balance between safety, profitability and liquidity. This committee addresses policy and business decisions of pricing, asset and funding mix, asset sales, investments, capital and tax strategies. Legislative changes, monetary control efforts of the Federal Reserve, the effects of deregulation and the overall economic environment significantly affect the task. Table 13: Interest Rate Sensitivity, shows the Company to be in a cumulative net asset sensitive position of 1.88% within the one year horizon as of December 31, 1996. When interest rates are rising, a net asset sensitive position is desirable as more assets will be priced at higher rates than liabilities, resulting in a favorable impact on net interest income. Likewise, when interest rates are declining, a net liability sensitive position is preferred. It is important to note that management possesses the ability to adjust this position through the sale of various assets or obtaining of other sources of funds including certificates of deposit, FHLB borrowings or other deposit adjustments as deemed necessary.

TABLE 13
INTEREST RATE SENSITIVITY
(Dollars in thousands)

                                                               December 31, 1996
                                         --------------------------------------------------------------
                                          1-30       31-90     91-360     >1 Year-   >3 Years-   Over
                                           Days      Days       Days       3 Years    5 Years   5 Years
                                         -------    ------     ------     --------   ---------  -------
Interest-earning assets:
   Loans held for sale                   $10,118  $     --    $     --   $     --   $     --    $    --
   Securities available for sale,
      investment securities and
      federal funds sold                   4,725       270       3,064     17,994      7,357     38,658
   Loans (1)                              51,299     6,015      21,070     33,889     21,528     24,989
                                         -------   -------      ------     ------     ------     ------
   Total interest-earning assets          66,142     6,285      24,134     51,883     28,885     63,647
Interest-bearing liabilities:
   Savings and interest checking (2)          --        --      42,080     42,080         --         --
   Certificates of deposit                 4,587    11,172      32,892     47,086     21,098         42
   Borrowings                                600        --         280      9,543      1,650      3,266
                                         -------   -------      ------     ------     ------     ------
   Total interest-bearing liabilities      5,187    11,172      75,252     98,709     22,748      3,308
Non-rate related assets
   and liabilities, net                       --        --          --         --         --     24,600
                                         -------   -------    --------   --------   --------    -------
Interest sensitivity gap (3)             $60,955   $(4,887)   $(51,118)  $(46,826)  $  6,137    $35,739
                                         -------   -------    --------   --------   --------    -------
Interest sensitivity gap as a
   percentage of total assets              23.18%    (1.86)%    (19.44)%   (17.80)%     2.33%     13.59%
Cumulative interest sensitivity gap (3)  $60,955   $56,068    $  4,950   $(41,876)  $(35,739)   $    --
                                         -------   -------    --------   --------   --------    -------
Cumulative interest sensitivity
   gap as a percentage of total assets     23.18%    21.32%       1.88%    (15.92)%   (13.59)%    --
                                         =======   =======    ========   ========   ========    =======

(1) Loans are stated before deducting allowance for loan losses, but net of unearned income.
(2) The Company's historical rate sensitivity analysis shows that interest checking and statement savings, while technically subject to immediate withdrawals, actually have shown repricings and run-off characteristics of longer term deposits.
(3) Interest sensitivity gaps represent the difference between total interest-earning assets and total interest-bearing liabilities.

--------------------------------------------------------------------------------

LIQUIDITY

Liquidity is the ability to meet present and future financial obligations either through the sale or maturity of existing assets or by the acquisition of additional funds through liability management. During 1996 and on an ongoing basis, all aspects noted have been utilized, including loan sales, investment security transactions and the use of borrowings from the FHLB to complement the Company's deposit gathering efforts. A coordination of asset maturities and effective liability management are important to the maintenance of liquidity. Stable core deposits and other non-interest-bearing funds, accessibility to local, regional and national funding sources and readily marketable assets are all important to manage liability. Asset liquidity is generally provided by cash, federal funds sold, securities available for sale and maturing investment securities. Liability liquidity is measured by adequate amounts and by length of maturities. Since core deposits are the most stable source of liquidity a bank can have because they are generally government insured, the high level of average core deposits during 1996 maintained the Company's strong liquidity position. The 1996 year end loan balances are entirely funded by core deposits. The equity base of the Company also provides a stable source of funding. It is important to note that the parent company does not rely on the capital markets for funding.

OTHER MATTERS

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on, the business of the Company and the Bank. It cannot be predicted whether such legislation will be adopted or, if adopted, how such legislation would affect the business of the company and the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Company's and the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the cost of doing business. Except as specifi-

--------------------------------------------------------------------------------

cally described above, Management believes that the effect of the provisions of the legislation on the liquidity, capital resources, and results of operations of the Company will be immaterial. Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation, which if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on the Company's results of operations.

Further, the business of the Company is also affected by the state of the financial services industry in general. As a result of legal and industry changes, Management predicts that the industry will continue to experience an increase in consolidations and mergers as the financial services industry strives for greater cost efficiencies and market share. Management believes that such consolidations and mergers may enhance its competitive position as a community bank.

PROSPECTIVE ACCOUNTING CHANGES

In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and
Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement will require, among other things, that the Company record at fair value, assets and liabilities resulting from a transfer of financial assets. The Company will adopt the provisions of SFAS 125 as of January 1, 1997. As of December 31, 1996, the Company had $303 in assets comprised of mortgage servicing rights that would be subject to this statement.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

================================================================================

                 December 31, 1995 compared to December 31, 1994
                  (Dollars in thousands, except per share data)

OVERVIEW

The earnings for 1995 were $2,351 or $1.47 per share (as restated for the February, 1997 stock dividend) which was a $129 or 5.8% increase over the earnings level of 1994.

The Company's earnings level in 1995 reflected strong net interest margins, increased non-interest revenues, a modest increase in non-interest expenses and an increase in the provision for loan losses to compensate for the net charge-offs of $883 experienced on loans in 1995.

The asset level of the Company increased to $266,194. The increase in the asset level resulted primarily from the December 31, 1995 acquisition of Royal Oak as well as extensive loan growth in most segments due to the increased marketing efforts of the Bank's lending staff. This growth was funded by the FHLB borrowings and the purchase of federal funds as well as deposit growth of approximately $51,000.

The Royal Oak acquisition consisted of assets that included cash and cash equivalents of $45,398, loans of $451, property, plant and equipment of two branch facilities of $510 and miscellaneous other assets of $646, including mortgage-servicing rights. $39 million in deposits of the two branches were assumed in the transaction.

NET INTEREST INCOME

Net interest income after provision for loan losses totaled $8,342 up from $8,039 in 1994. The growth in both earning assets and interest-bearing liabilities contributed to this increase and was offset by a decrease in the net yield on earning assets to 4.68% from 4.75%.

Tax equivalent net interest income increased to $9,608 in 1995 from $9,112 in 1994 due to the increase in the volume of tax-exempt state and municipal securities.

INTEREST INCOME

Interest income on a fully taxable equivalent basis increased to $17,460 from the $15,383 level in 1994 due to higher available yields on increased average earning assets. The average earning assets increased to $205,203 with growth noted in most all loan categories and in the investment securities portfolios.

INTEREST EXPENSE

Interest expense increased to $7,852 from $6,271 in 1994 with significant increases in interest rates and levels of interest-bearing liabilities. Average certificates of deposit, one of the higher costing components of interest expense, increased by 25.5% over 1994.

INTEREST RATE PERFORMANCE

The net yield margin in 1995 was 4.68% which was down by 7 basis points from the 1994 level. During 1995, the net interest margin decreased mostly because of increased interest costs on interest-bearing liabilities as was mentioned above. The yield on earning assets increased by 49 basis points while the rates paid on liabilities and borrowings increased by 70 basis points.

NON-INTEREST INCOME

During 1995, non-interest income was $1,427, a substantial increase from the 1994 level of $1,081. This increase was due primarily to the increased profitability of the Company's mortgage-banking operations, mostly in the form of mortgage servicing and gains on sales of loans, both residential mortgage and SBA, from $521 to $642. During 1995, $55 of investment security gains were recorded versus $78 of security losses recorded in 1994.

NON-INTEREST EXPENSE

Non-interest expense for 1995 was $6,536, a $415 or 6.8% increase from the 1994 level. The largest increase was noted in salary/benefit categories as staff grew during 1995. Other categories of non-interest expenses, including data processing and equipment expenses, increased with the increasing staff and loan and deposit volumes and locations noted.

LIQUIDITY

As in the past, the Company maintained a very favorable liquid position in accordance with management's Asset/Liability and Liquidity policies. In addition, the Bank retains a correspondent relationship for the purchase of Federal Funds as well as a line of credit with the Federal Home Loan Bank.

CAPITAL

The Company had a Tier I Capital Ratio of 10.61%, a Total Risk-Based Capital Ratio of 11.80% and a Leverage Ratio of 7.56% at December 31, 1995 which were well above regulatory requirement levels.

                          INDEPENDENT AUDITORS' REPORT

================================================================================

The Board of Directors and Stockholders
Monocacy Bancshares, Inc.

We have  audited  the  accompanying  consolidated  balance  sheets  of  Monocacy
Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monocacy Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                       /s/ Stegman & Company

Towson, Maryland
January 31, 1997

                           CONSOLIDATED BALANCE SHEETS

================================================================================

                          December 31, 1996 and 1995
                             (Dollars in thousands)


                                                       1996         1995
                                                     --------     --------
ASSETS
   Cash and due from banks (note 2)                  $ 10,374     $ 10,735
   Federal funds sold                                   2,000       36,409
   Interest-bearing deposits with other banks             108          805
   Loans held for sale                                 10,118           --
   Securities available for sale (note 3)              45,918       53,841
   Investment securities (approximate fair value of
      $23,860 and $15,261) (note 4)                    24,042       15,524
   Loans, net of allowance for loan losses of
      $2,100 and $1,904 (note 5)                      156,690      137,222
   Bank premises and equipment, net (note 7)            8,435        6,233
   Other real estate owned                                656        1,311
   Deferred income taxes (note 10)                        899          520
   Accrued interest receivable                          1,939        1,663
   Other assets                                         1,836        1,931
                                                     --------     --------
      Total Assets                                   $263,015     $266,194
                                                     ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY:
   Deposits:
      Non-interest-bearing                           $ 24,002      $21,317
      Interest-bearing:
         Savings and checking                          84,160       87,935
         Certificates of deposit:
            Under $100,000                            109,664      103,925
            $100,000 and over                           7,213       10,235
                                                     --------     --------
   Total deposits                                     225,039      223,412
   Short-term borrowings (note 8)                       7,600        9,310
   Other long-term borrowings (note 8)                  7,739       10,323
   Accrued expenses payable                               555          752
   Other liabilities                                      287        1,095
   Dividends payable                                      147          133
                                                     --------     --------
      Total Liabilities                               241,367      245,025
                                                     --------     --------
Stockholders' Equity:
   Common stock, par value $5.00 per share;
      authorized 4,000,000 shares; issued and
      outstanding 1,468,324 in 1996 and
      1,323,555 shares in 1995                          7,342        6,618
   Common stock dividend to be distributed              3,699        2,846
   Surplus                                              9,145        6,777
   Retained earnings                                    2,235        4,909
   Unrealized holding gain (loss) on securities, net     (773)          19
   Commitments and contingencies (notes 6 and 13)
                                                     --------     --------
      Total Stockholders' Equity                       21,648       21,169
                                                     --------     --------
      Total Liabilities and Stockholders' Equity     $263,015     $266,194
                                                     ========     ========

The accompanying notes are an integral part of these consolidated financial statements

                        CONSOLIDATED STATEMENTS OF INCOME

================================================================================

              For the years ended December 31, 1996, 1995 and 1994
                             (Dollars in thousands)


                                                 1996             1995              1994
                                               ---------       ----------        ---------
INTEREST INCOME:
   Loans, including fees                       $  14,043        $  13,535        $  12,148
   Securities available for sale - taxable         3,797              712              921
   Securities available for sale - tax-exempt        422              268              299
   Investment securities-taxable                      26            1,892            1,105
   Investment securities-tax-exempt                1,107              472              452
   Interest-bearing deposits with other banks         52              132               42
   Federal funds sold                                146               68               30
                                               ---------        ---------        ---------
      Total interest income                       19,593           17,079           14,997
                                               ---------        ---------        ---------
INTEREST EXPENSE:
   Deposits of $100,000 or more                      469              486              259
   Other deposits                                  8,782            6,419            4,953
   Federal funds purchased                            95               55               33
   Other borrowings                                1,075              892            1,026
                                               ---------        ---------        ---------
      Total interest expense                      10,421            7,852            6,271
                                               ---------        ---------        ---------
      Net interest income                          9,172            9,227            8,726
Provision for loan losses                            300              885              687
                                               ---------        ---------        ---------
      Net interest income after provision for
         loan losses                               8,872            8,342            8,039
                                               ---------        ---------        ---------
NON-INTEREST INCOME:
   Service charges on deposit accounts               438              329              329
   Other service charges                             660              475              417
   Trust department fees                             150              151              124
   Gains and fees on sales of loans                  864              167              104
   Gains (losses) on securities                     (220)              55              (78)
   Other                                             147              250              185
                                               ---------        ---------        ---------
      Total non-interest income                    2,039            1,427            1,081
                                               ---------        ---------        ---------
NON-INTEREST EXPENSE:
   Salaries                                        3,956            3,062            2,852
   Employee benefits (note 9)                      1,131              743              672
   Occupancy                                         628              436              490
   Equipment                                         712              670              475
   Deposit insurance                                 335              198              354
   Professional fees                                 379              282              252
   Other                                           1,621            1,145            1,026
                                               ---------        ---------        ---------
      Total non-interest expense                   8,762            6,536            6,121
                                               ---------        ---------        ---------
Income before income taxes                         2,149            3,233            2,999
Income tax provision (note 10)                       538              882              777
                                               ---------        ---------        ---------
      Net income                                 $ 1,611         $  2,351         $  2,222
                                               =========        =========        =========

Net income per common share                      $  1.00         $   1.47         $   1.40
Cash dividends per common share                  $   .36         $    .33         $    .23
Average common shares outstanding
   (as adjusted to reflect the
   February, 1997 stock dividend)              1,608,330        1,598,847        1,589,774

The accompanying notes are an integral part of these consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY

================================================================================

              For the years ended December 31, 1996, 1995 and 1994
                             (Dollars in thousands)

                                                                                                                Unrealized
                                                     Common Stock       Common Stock                              Holding
                                                 --------------------   Divided to be              Retained     Gain (Loss)
                                                  Shares    Par Value    Distributed    Surplus    Earnings    on Securities
                                                 ---------  ---------   -------------   -------    --------    -------------
BALANCE, DECEMBER 31, 1993                       1,312,200    $6,561       $   --        $6,561     $ 4,078        $  90
   Net income                                           --        --           --            --       2,222           --
   Issuance of shares of common stock
      in connection with employee benefit
      and dividend reinvestment plan                 2,629        13           --            49          --           --
   Cash dividend, $0.23 per share                       --        --           --            --        (368)          --
   Decrease in fair value of
      securities available for sale                     --        --           --            --          --         (596)
                                                 ---------    ------        -----        ------      ------         ----
BALANCE, DECEMBER 31, 1994                       1,314,829     6,574           --         6,610       5,932         (506)
   Net income                                           --        --           --            --       2,351           --
   Issuance of shares of common stock
      in connection with employee benefit
      and dividend reinvestment plan                 8,726        44           --           167          --           --
   Cash dividend, $0.33 per share                       --        --           --            --        (528)          --
   10% stock dividend to be distributed                 --        --        2,846            --      (2,846)          --
   Increase in fair value of
      securities available for sale                     --        --           --            --          --          525
                                                 ---------    ------       ------        ------      ------         ----
BALANCE, DECEMBER 31, 1995                       1,323,555     6,618        2,846         6,777       4,909           19
   Net income                                           --        --           --            --       1,611           --
   Issuance of shares of common stock
      in connection with employee benefit
      and dividend reinvestment plan                12,688        63           --           183          --           --
   Issuance of 10% stock dividend                  132,081       661       (2,846)        2,185          --           --
   Cash dividend, $0.36 per share                       --        --           --            --        (586)          --
   10% stock dividend to be distributed                 --        --        3,699            --      (3,699)          --
   Decrease in fair value of securities
      available for sale                                --        --           --            --          --         (792)
                                                 ---------    ------      -------        ------     -------        -----
BALANCE, DECEMBER 31, 1996                       1,468,324    $7,342      $ 3,699        $9,145     $ 2,235        $(773)
                                                 =========    ======      =======        ======     =======        =====

The accompanying notes are an integral part of these consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

================================================================================

              For the years ended December 31, 1996, 1995 and 1994
                             (Dollars in thousands)


                                                                    1996           1995 (1)           1994
                                                                  --------         --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                     $  1,611         $  2,351         $  2,222
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                                  1,131              628              444
      Provision for loan losses                                        300              885              687
      Deferred income taxes                                           (379)             114             (279)
      (Gains)/losses on sales of securities available for sale         220              (55)              78
      Proceeds from sales of loans originated for sale              33,585           17,256            9,179
      Disbursements for loans originated for sale                  (43,058)         (17,089)          (9,075)
      Gains on sales of loans                                         (864)            (167)            (104)
      Increase (decrease) in unearned income,
         net of origination costs                                      519             (229)             241
      Gain on sale of other real estate owned                          (14)             (20)              --
      Write down of real estate owned                                   14               --               --
   Net change in:
      Accrued interest receivable                                     (276)            (138)            (151)
      Accrued expenses payable                                        (197)            (332)             260
   Other--net                                                       (1,786)              58             (298)
                                                                   -------          -------           ------
      Net cash provided by (used in) operating activities           (9,194)           3,262            3,204
                                                                   -------          -------           ------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Net (increase) decrease in interest-bearing
      deposits with other banks                                        696              328             (838)
   Proceeds from maturities of investment securities                 7,003            6,717            1,273
   Proceeds from sales of securities available for sale             34,984            4,974            3,298
   Proceeds from maturities of securities available for sale         2,506            3,065           10,949
   Purchases of securities available for sale                      (29,614)         (19,479)          (4,110)
   Purchases of investment securities                              (15,521)          (7,268)          (6,180)
   Sales of loan participations                                      7,532              945            2,386
   Purchases of loan participations                                 (1,300)              --               --
   Loan originations, net of principal repayments                  (26,488)          (2,044)         (27,825)
   Proceeds from sales of other real estate owned                      561               25              103
   Additions to other real estate owned                                (68)             (38)              --
   Purchases of bank premises and equipment                         (2,860)            (991)            (527)
                                                                   -------          -------          -------
      Net cash used in investing activities                        (22,569)         (13,766)         (21,471)
                                                                   -------          -------          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in deposits                                          1,627           51,539           16,151
   Proceeds from issuance of other borrowings                       23,167            3,000           18,700
   Repayment of other borrowings                                   (27,461)          (2,886)         (16,986)
   Issuance of common stock                                            246              211               62
   Dividends paid on common stock                                     (586)            (528)            (341)
                                                                   -------          -------          -------
      Net cash provided by (used in) financing activities           (3,007)          51,336           17,586
                                                                  --------         --------         --------
Net increase (decrease) in cash and cash equivalents               (34,770)          40,832             (681)
Cash and cash equivalents at beginning of year                      47,144            6,312            6,993
                                                                  --------         --------         --------
Cash and cash equivalents at end of year                          $ 12,374         $ 47,144         $  6,312
                                                                  ========         ========         ========
Supplemental disclosures of cash flow information:
   Interest paid on deposits and borrowings                       $ 10,368         $  7,785         $  6,265
   Income taxes paid                                              $    475         $    755         $    943
   Transfers of loans to other real estate owned                  $    163         $    999         $    318
   Transfers of securities from the available for
      sale portfolio to the investment security portfolio         $     --         $     --         $ 15,416
   Transfers of securities from the investment security
      portfolio to the available for sale portfolio               $     --         $ 32,850         $     --
   Securitization of residential mortgage loans                   $     --         $  7,784         $     --
   Transfers of loans to held for sale                            $ 10,118         $     --         $     --

(1) The components of the purchase of Royal Oak Savings Bank (purchase price of $7.8 million) are included in the respective categories in the cash flows statement.

The accompanying notes are an integral part of these consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

              For the years ended December 31, 1996, 1995 and 1994
                             (Dollars in thousands)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies reflected in the consolidated financial statements of Monocacy Bancshares, Inc. and subsidiary (the "Company") conform to generally accepted accounting principles and prevailing practices within the banking industry. Certain reclassifications have been made to 1995 and 1994 amounts to conform with the presentation for 1996.

ORGANIZATION

The Company was formed on October 1, 1993, and is a Maryland Corporation chartered as a Bank Holding Company. The Company holds all the issued and outstanding shares of common stock of Taneytown Bank & Trust Company (the "Bank"). The Bank is a Maryland trust company, originally established in 1884, which engages in general commercial banking operations. Deposits in the Bank are insured by the Federal Deposit Insurance Corporation.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, including Taneytown Bank & Trust Company, its principal subsidiary. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and due from banks and federal funds sold.

FEDERAL FUNDS SOLD/PURCHASED

Federal funds sold and purchased are carried at cost which approximates fair value and are generally sold and purchased for one day periods.

LOANS HELD FOR SALE

Loans held for sale are those loans which management does not intend to hold until maturity. Loans held for sale are carried at the lower of cost or market with adjustments recorded as a component of income. Gains or losses on the disposition of loans held for sale are computed using the specific identification method.

SECURITIES AVAILABLE FOR SALE

Securities available for sale are those securities which management does not have the ability and intent to hold until maturity. Securities available for sale may be sold in response to changes in interest rates, for liquidity needs or for tax planning purposes and are carried at fair value with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and reported as a separate component of stockholders' equity until realized. Gains or losses on the disposition of securities available for sale are computed using the specific identification method.

INVESTMENT SECURITIES

Investment securities are those securities which management has the ability and intent to hold to maturity. Investment securities are stated at cost adjusted for amortization of premiums and accretion of discounts. Gains or losses on the disposition of investment securities are computed using the specific identification method.

LOANS

Loans are stated at the current amount of unpaid principal, reduced by unearned income, net deferred origination fees and the allowance for loan losses. Unearned income consists of commitment and origination fees, net of origination costs and is generally recognized as income over the commitment and loan periods using the interest method. Interest on loans is accrued based upon the principal amount outstanding. Loans are placed on non-accrual status when management believes, after considering economic and business conditions and collection efforts and in the absence of adequate collateral, that collection is questionable. At that time, interest is recognized on a cash basis only after all principal has been recovered. A loan is only returned to accrual status when it becomes current as to payment of both principal and interest and the borrower demonstrates the ability to pay and remain current.

--------------------------------------------------------------------------------

On January 1, 1995, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 114, "Accounting by Creditors for the Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for the Impairment of a Loan - Income Recognition Disclosures" with no material impact to the financial condition or results of operations of the Company.

On January 1, 1995, the Company adopted FASB Statement No. 122, "Accounting for Mortgage Servicing Rights," which amends Statement No. 65, "Accounting for Certain Mortgage Banking Activities." Statement No. 122 eliminates the distinction between servicing rights purchased and servicing rights originated and allows for the capitalization of originated servicing rights. Mortgage servicing rights are valued using the aggregate method of determining the lower of cost or market value and are amortized over the remaining life of the loans serviced. Servicing rights are periodically reviewed for impairment with any required adjustment to market value made at the time of review.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior loan loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their
judgements   about   information   available  to  them  at  the  time  of  their
examinations.

BANK PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight-line method.

OTHER REAL ESTATE OWNED

Real estate acquired through foreclosure is recorded at the lower of cost or estimated fair value on the date acquired and at the lower of cost or estimated fair value less selling costs thereafter. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent writedowns are included in other non-interest expense. Rental revenue and expenses are included in other operating non-interest expense.

PER SHARE DATA

Earnings per share and dividends per share are based on the average shares outstanding adjusted by any common stock equivalents and giving retroactive effect to stock dividends.

ORGANIZATION COSTS

Organization costs are capitalized and amortized on a straight-line basis over five years.

CORE DEPOSIT INTANGIBLE

The  core  deposit  intangible   acquired  in  connection  with  the  Royal  Oak
acquisition is being amortized over the estimated remaining life of the intangible, which has been determined to be 11 years at December 31, 1996.

TRUST ASSETS AND INCOME

Assets (other than cash deposits) held by the Company for others under fiduciary and agency relationships are not included in the accompanying balance sheets since they are not assets of the Company. Trust department fees are accounted for on the cash basis. Amounts recognized under this method are not significantly different from amounts that would have been recognized on the accrual basis.

INCOME TAXES

The provision for income taxes is based upon the results of operations, adjusted for tax-exempt income and other differences between items of income or expenses reported in the financial statements and those reported for income tax purposes. Deferred income taxes are provided to give effect to temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities.

2. CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances through cash or reserves with the Federal Reserve Bank or in other commercial banks. The amount of these reserves, calculated based on percentages of certain deposit balances, was $1,091 at December 31, 1996.

--------------------------------------------------------------------------------

3. SECURITIES AVAILABLE FOR SALE

The Available for Sale ("AFS") portfolio is generally comprised of somewhat shorter term investment securities and other securities the Company feels it may sell in response to changes in interest rates or liquidity needs. Securities available for sale are carried at fair value. Net unrealized holding gains and losses on securities available for sale are reported as a separate component of stockholders' equity, net of related income taxes. In 1995, the FASB granted a one time exemption from the restrictions on transferring securities between various portfolios. The Company took advantage of this opportunity to transfer approximately $33 million in securities previously held in the Held to Maturity portfolio to the AFS portfolio.

Securities available for sale are summarized as follows at December 31:

--------------------------------------------------------------------------------

                                                   1996
                             -------------------------------------------------
                                         Gross Unrealized Holding    Estimated
                             Amortized   ------------------------      Fair
                               Cost         Gains        Losses        Value
                             ---------      -----        ------      ---------
U.S. Government agency        $21,984        $--         $  263        $21,721
State and municipal bonds       5,339         18              8          5,349
Mortgage-backed securities     17,122         --            750         16,372
Equity securities               2,644         --            168          2,476
                              -------        ---         ------        -------
                              $47,089        $18         $1,189        $45,918
                              =======        ===         ======        =======


                                                   1995
                             -------------------------------------------------
                                         Gross Unrealized Holding    Estimated
                             Amortized   ------------------------      Fair
                               Cost         Gains        Losses        Value
                             ---------      -----        ------      ---------
U.S. Treasury                 $ 1,511       $  9          $ --        $ 1,520
U.S. Government agency         18,856        117            56         18,917
State and municipal bonds      15,738        142            24         15,856
Mortgage-backed securities     14,668         37            67         14,638
Equity securities               3,040         --           130          2,910
                              -------       ----          ----        -------
                              $53,813       $305          $277        $53,841
                              =======       ====          ====        =======

--------------------------------------------------------------------------------

Securities available for sale with a carrying value of $4,630 and $4,003 at December 31, 1996 and 1995, respectively, were pledged as collateral for certain liabilities as required by law. In addition, securities available for sale with a carrying value of $12,847 and $7,345 at December 31, 1996 and 1995, respectively, were pledged as collateral for certain borrowing arrangements of the Company.

The amortized cost and fair value of securities available for sale by contractual maturity, at December 31, 1996 and 1995, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------

                                          1996                         1995
                                   ----------------------     ----------------------
                                                Estimated                  Estimated
                                   Amortized      Fair        Amortized      Fair
                                     Cost         Value         Cost         Value
                                   ---------    ---------     ---------    ---------
Due within one year                 $ 1,000      $   998       $ 6,169      $ 6,197
Due after one through five years     15,102       14,996        18,529       18,579
Due after five through ten years     11,221       11,076        11,407       11,517
Mortgage backed-securities           17,122       16,372        14,668       14,638
Equity securities                     2,644        2,476         3,040        2,910
                                    -------      -------       -------      -------
                                    $47,089      $45,918       $53,813      $53,841
                                    =======      =======       =======      =======

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Proceeds from sales of securities available for sale were $34,984 in 1996 with gains of $31 and losses of $251. Proceeds from sales of securities available for sale were $4,974 in 1995 with gains of $55 and no losses.

4. INVESTMENT SECURITIES
Investment securities are summarized as follows at December 31:

--------------------------------------------------------------------------------

                                                    1996
                              -------------------------------------------------
                                          Gross Unrealized Holding    Estimated
                              Amortized   ------------------------      Fair
                                Cost         Gains        Losses        Value
                              ---------      -----        ------      ---------
State and municipal bonds      $24,042        $56          $238        $23,860
                               =======        ===          ====        =======


                                                    1996
                              -------------------------------------------------
                                          Gross Unrealized Holding    Estimated
                              Amortized   ------------------------      Fair
                                Cost         Gains        Losses        Value
                              ---------      -----        ------      ---------
State and municipal bonds      $ 8,311        $46          $ 41        $ 8,316
Mortgage-backed securities       7,213         --           268          6,945
                               -------        ---          ----        -------
                               $15,524        $46          $309        $15,261
                               =======        ===          ====        =======

--------------------------------------------------------------------------------

Investment securities with an amortized cost of $197 at December 31, 1996 were pledged as collateral for certain liabilities as required by law.

The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 1996 and 1995 are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------


                                    1996                        1995
                            ----------------------     ----------------------
                                         Estimated                  Estimated
                            Amortized      Fair        Amortized      Fair
                              Cost         Value         Cost         Value
                            ---------    ---------     ---------    ---------
Due after five through
  ten years                  $11,510      $11,452       $ 8,311      $ 8,316
Due after ten years           12,532       12,408         7,213        6,945
                             -------      -------       -------      -------
                             $24,042      $23,860       $15,524      $15,261
                             =======      =======       =======      =======

--------------------------------------------------------------------------------

5. LOANS

Major classifications of loans are as follows at December 31:

--------------------------------------------------------------------------------
                                                       1996         1995
Real Estate:                                         --------    --------
   Commercial mortgages                              $ 69,947    $ 56,001
   Residential mortgages                               20,477      31,357
   Construction and land development                   28,695      13,121
Commercial                                             22,582      22,181
Consumer                                               17,546      16,759
                                                     --------    --------
      Total loans                                     159,247     139,419
Less:
   Unearned income                                       (457)       (293)
   Allowance for loan losses                           (2,100)     (1,904)
                                                     --------    --------
                                                     $156,690    $137,222
                                                     ========    ========
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The Company has placed on non-accrual status loans totaling $793 at December 31, 1996, $1,258 at December 31, 1995 and $25 at December 31, 1994. Gross interest income that would have been recognized had the loans performed in accordance with original terms was $257 in 1996, $190 in 1995 and $2 in 1994. Interest income on these loans included in the results of operations was $127 in 1995 and none in the years 1996 and 1994.

Changes in the allowance for loan losses were as follows for the years ended December 31:

--------------------------------------------------------------------------------

                                          1996          1995        1994
                                         ------        ------      ------
Balance at January 1                     $1,904        $1,902      $1,509
Provision for loan losses                   300           885         687
Recoveries                                  218            57          19
Loans charged off                          (322)         (940)       (313)
                                         ------        ------      ------
Balance at December 31                   $2,100        $1,904      $1,902
                                         ======        ======      ======

--------------------------------------------------------------------------------

Effective January 1, 1995, the Company adopted FASB Statements No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"), and No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures ("SFAS 118"). In accordance with SFAS 114, impaired loans are measured and reported based on the present value of expected cash flows discounted at the loan's effective interest rate, or at the fair value of the loan's collateral if the loan is deemed "collateral dependent." A valuation allowance is required to the extent that the measure of the impaired loans is less than the recorded investment.

Impaired loans are specifically reviewed loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. The specific factors that influence management's judgment in determining when a loan is impaired include evaluation of the financial strength of the borrower and the fair value of the collateral. A specifically reviewed loan is not impaired during a period of "minimum delay" in payment, regardless of the amount of the shortfall, if the ultimate collectibility of all amounts due is expected. The Company defines "minimum delay" as past due less than 90 days.

SFAS 114 does not apply to larger groups of homogeneous loans such as consumer installment and real estate mortgage loans, which are collectively evaluated for impairment. Impaired loans are therefore primarily business loans which include commercial loans and income property and construction real estate loans. The Company applies the measurement methods described above to these loans on a loan-by-loan basis. Smaller balance populations of business loans, which are not specifically reviewed in accordance with normal credit review procedures, are also excluded from the application of SFAS 114. Most impaired loans are non-accrual loans, as generally loans are placed on non-accrual status on the earlier of the date that principal or interest amounts are 90 days or more past due or the date that collection of such amounts is judged uncertain based on an assessment of collectibility.

Impaired loans at December 31, 1996 and 1995 amounted to $793 and $1,258, respectively. There was no valuation allowance for impaired loans at December 31, 1996 or 1995 as the amount by which the measure of the impaired loans was less than the recorded investment in the loans was charged off in 1996 and 1995 for all impaired loans held in 1996 and 1995. Average impaired loans for 1996 and 1995 amounted to $1,230 and $1,285, respectively. No interest was recognized during the time period that any loan was impaired as any cash received on such loans was applied to the loan as a principal reduction.

SFAS 118 allows a creditor to use existing methods for recognizing interest income on an impaired loan.

6. FINANCIAL INSTRUMENTS WITH
OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit, available credit lines and letters of credit. Outstanding loan commitments, unused lines and letters of credit are summarized as follows at December 31:

--------------------------------------------------------------------------------
                                                 1996        1995
Loan Commitments:                              -------     -------
   Commercial mortgage loans                   $ 3,075     $ 4,337
   Residential mortgage loans                      898       1,372
   Commercial loans                              9,916       5,462
                                               -------     -------
                                               $13,889     $11,171
                                               =======     =======
Unused lines of credit:
   Construction and land development           $ 9,006     $10,726
   Commercial                                   12,991       8,374
   Home-equity                                  15,138      10,194
   Other consumer                                1,366         755
                                               -------     -------
                                               $38,501     $30,049
                                               =======     =======
Letters of credit                              $ 3,026     $ 1,905
                                               =======     =======

--------------------------------------------------------------------------------

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates and may require payment of a fee. Lines of credit generally have variable interest rates. Since many of the commitments and lines of credit are expected to expire without being fully drawn, the available amounts do not necessarily represent future cash requirements. Letters of credit are commitments issued to guarantee the performance of a customer to a third party. All letters of credit issued by the Bank are secured.

Loan commitments, lines and letters of credit are made on the same terms, including collateral requirements, as outstanding loans. The contractual amount of these instruments represents the Company's potential exposure to loss in the event of non-performance by the other party after the commitment has been fulfilled by the Company.

7. BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment is as follows at December 31:

--------------------------------------------------------------------------------
                                                 1996        1995
                                                ------     -------
Land                                           $   863     $   429
Buildings                                        5,585       4,459
Equipment                                        4,562       3,860
Leasehold improvements                             703         718
Construction in progress                           477          82
                                               -------     -------
                                                12,190       9,548
Accumulated depreciation and
   amortization                                 (3,755)     (3,315)
                                               -------     -------
                                               $ 8,435     $ 6,233
                                               =======     =======

--------------------------------------------------------------------------------

Depreciation and amortization expense for bank premises and equipment was $658, $607 and $430 for 1996, 1995 and 1994, respectively. Amortization expense for intangible assets was $135, $21 and $14 for 1996, 1995 and 1994, respectively.

8. BORROWINGS

Information with respect to borrowings is as follows for the years ended December 31:

--------------------------------------------------------------------------------


                                                   1996         1995         1994
                                                   ----         ----         ----
Amount outstanding at year-end:
   Federal funds purchased                      $    --      $    --      $ 1,150
   Federal Home Loan Bank advances               14,739       16,633       18,369
   Term Note                                         --        3,000           --
   Treasury Tax & Loan Note                         600           --           --
Weighted average interest rate at year end:
   Federal funds purchased                           --%          --%        6.10%
   Federal Home Loan Bank advances                 5.84%        5.50%        5.02%
   Term Note                                         --%        8.50%          --%
   Treasury Tax & Loan Note                        5.40%          --%          --%
Maximum outstanding at any month-end:
   Federal funds purchased                      $ 5,750      $ 4,500      $ 4,100
   Federal Home Loan Bank advances               24,429       18,356       24,533
   Term Note                                      2,917        3,000           --
   Treasury Tax & Loan Note                         745           --           --
Average outstanding:
   Federal funds purchased                      $ 1,727      $ 1,300      $   871
   Federal Home Loan Bank advances               16,756       16,950       20,820
   Term Note                                        931        3,000           --
   Treasury Tax & Loan Note                         168           --           --
Weighted average interest rate during the year:
   Federal funds purchased                         5.50%        4.20%        3.90%
   Federal Home Loan Bank advances                 5.80%        5.26%        4.93%
   Term Note                                       8.50%        8.50%          --%
   Treasury Tax & Loan Note                        5.13%          --%          --%

--------------------------------------------------------------------------------

The Company had borrowings from the Federal Home Loan Bank ("FHLB") of $14,739 at December 31, 1996 and $16,633 at December 31, 1995. The borrowings mature in varying amounts through 2007 and have an average interest rate of 5.84% at December 31, 1996. The advances are collateralized by certain real estate loans with a carrying value of $19,728 and investment securities available for sale with a book value of $12,847 at December 31, 1996. The Company may borrow up to $30,000,000 under this line of credit at interest rates set periodically by the lender.

The principal maturities of the FHLB advances at December 31, 1996, were:

--------------------------------------------------------------------------------

           1997                                         $   280
           1998                                           9,543
           1999                                              --
           2000                                           1,650
           2001                                              --
           Thereafter                                     3,266
                                                        -------
                                                        $14,739
                                                        =======

--------------------------------------------------------------------------------

The Company was required to purchase shares of the capital stock of the FHLB as additional collateral for the advances as a condition to obtaining the line of credit. The amount invested in their capital stock was $1,623 at December 31, 1996, and $2,023 at December 31, 1995, and is carried in the securities available for sale portfolio.

In anticipation of the cash outlay required for the acquisition of Royal Oak, in December 1995, the Company borrowed $3,000,000 from another commercial bank. The loan was repaid in April of 1996.

9. PENSION AND PROFIT SHARING PLANS

The Company has a contributory thrift plan qualifying under Section 401 (k) of the Internal Revenue Code. Employees with six months of service are eligible for participation in the plan. The Company matches the employee's contribution up to 50% of the first 6% of employee contributions. The Company's contributions to this plan, included in employee benefits expenses, were $61 for 1996, $60 for 1995 and $49 for 1994.

The Company has agreements with certain of its executive officers to provide certain supplemental retirement benefits upon retirement. The benefits to be paid by the Company upon retirement are being accrued over the number of years remaining to retirement date and in accordance with the plan vesting arrangements. The amounts included in operating expenses were $74 for 1996, $79 for 1995 and $89 for 1994.

--------------------------------------------------------------------------------

10. INCOME TAXES

The provision for income taxes is composed of the following for the years ended December 31:

--------------------------------------------------------------------------------

                                          1996          1995        1994
                                          ----          ----       -----
Current:
   Federal                                $597          $716       $ 949
   State                                   (88)           52         106
Deferred                                    29           114        (278)
                                          ----          ----       -----
Provision for income taxes                $538          $882       $ 777
                                          ====          ====       =====

--------------------------------------------------------------------------------

The deferred tax effects of timing differences between financial and taxable income are as follows for the years ended December 31:

--------------------------------------------------------------------------------

                                       1996          1995        1994
                                      -----          ----       -----
Provision for loan losses              $(75)         $(10)      $(151)
Depreciation                             60            12          85
Deferred compensation plans              (7)          (13)         39
Loan fees and costs                     (64)           89        (286)
Mortgage servicing rights                87            30          --
Other                                    28             6          34
                                       ----          ----       -----
                                       $ 29          $114       $(279)
                                       ====          ====       =====
--------------------------------------------------------------------------------

At December 31, 1996, net deferred tax assets consisted of the following:

--------------------------------------------------------------------------------

                                                         1996        1995
                                                       ------        ----
Deferred tax assets:
   Provision for loan losses                           $  668        $593
   Deferred compensation plans                            150         143
   Loan fees and costs                                    153          89
   Deferred losses on securities
     available for sale                                   398          --
   Other                                                  154          12
                                                       ------        ----
      Total deferred tax assets                         1,523         837
                                                       ------        ----
Deferred tax liabilities:
   Depreciation                                           304         244
   Mortgage servicing rights                              117          30
   Deferred gains on securities available for sale         --          10
   Other                                                  203          33
                                                       ------        ----
      Total deferred tax liabilities                      624         317
                                                       ------        ----
      Net deferred tax asset                           $  899        $520
                                                       ======        ====

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The provisions for taxes on income are at effective rates of 25.0%, 27.3% and 25.9% as follows:

--------------------------------------------------------------------------------

                                                     1996      1995     1994
                                                     ----      ----     ----
Statutory federal income tax rate                    34.0%     34.0%    34.0%
Increase (decrease) resulting from:
   Tax-exempt income                                 (7.5)     (8.9)    (8.2)
   State income taxes, net of federal income taxes   (2.7)      1.4      1.8
Other                                                 1.2        .8     (1.7)
                                                     ----      ----     ----
                                                     25.0%     27.3%    25.9%
                                                     ====      ====     ====

--------------------------------------------------------------------------------

11. RELATED PARTY TRANSACTIONS

Certain  members  of the  Board  of  Directors  and  senior  officers  had  loan transactions with the Bank. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated customers. Loans outstanding, both direct and indirect, to directors and senior officers totaled $2,287 and $2,596 at December 31, 1996 and 1995, respectively. During 1996, $694 of new loan advances were made and repayments totaled $1,003.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Fair values for securities available for sale and investment securities are based on quoted market prices. For loans, interest-bearing deposits and long-term borrowings, where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Interest rates on commitments to extend credit are normally committed for periods of less than 60 days. Fees charged for commitments to extend credit and on standby letters of credit and other financial guarantees are deemed to be immaterial and these commitments and guarantees are expected to be settled at face amount or expire unused. It is impracticable to assign any fair value to these commitments.

The estimated fair values of the Company's financial instruments are as follows at December 31, 1996:

--------------------------------------------------------------------------------

                                                        Carrying      Fair
                                                          Value       Value
                                                        --------    --------
Assets:
   Cash and due from banks                              $ 10,374    $ 10,374
   Federal funds sold                                      2,000       2,000
   Interest-bearing deposits with other banks                108         108
   Loans held for sale                                    10,118      10,118
   Securities available for sale                          45,918      45,918
   Investment securities                                  24,042      23,860
   Loans, net                                            156,690     157,684
   Accrued interest receivable                             1,939       1,939

Liabilities:
   Non-interest bearing deposits                          24,002      24,002
   Interest-bearing deposits                             201,037     202,810
   Other borrowings                                       15,339      16,325

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is currently leasing five branch offices and one storage facility under operating leases expiring from 1997 through 2007. The leases generally provide for payment of property taxes, insurance, maintenance and common area costs by the Company. Total rent and common area expenses for the three years ended December 31, 1996, 1995 and 1994 were $185, $113 and $111, respectively.



Lease obligations will require rent and common area payments as follows:

--------------------------------------------------------------------------------

                                          Minimum
   Year                                   Rentals
   ----                                   -------
   1997                                   $  190
   1998                                      149
   1999                                      130
   2000                                      130
   2001                                      130
   Remaining years                           668
                                          ------
                                          $1,397
                                          ======

--------------------------------------------------------------------------------

The Bank has been named as a defendant in a legal proceeding in the Circuit Court for Baltimore City wherein it is alleged that the Bank permitted the improper withdrawal or transfer of funds from a deposit account containing escrow monies at the Bank. It is also alleged that the Bank misapplied certain sums of money by depositing them in an unrelated account holder's deposit account. The complaint seeks recovery against the Bank in the amount of $482. Management, after consultation with legal counsel, believes that it has substantial defenses available and intends to vigorously defend against the claims. Although the amount of any ultimate liability with respect to these claims cannot be determined, management is of the opinion that any losses resulting from the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

14. STOCK OPTIONS

In 1994, the Company adopted a stock option incentive plan which provides for the granting of common stock options to officers. In January, 1996, the Company issued an additional stock option award to certain officers of the Company, which contain a serial feature whereby 20% of the options are awarded or vested each year for the next five years at the Board's discretion. Under this plan, 8,580 additional options were issued in 1997 with an exercise price of $20.00. Option prices are equal to or greater than the estimated fair market value of the common stock at the date of the grant. Options are exercisable beginning six months from the date of grant and expire 10 years after the date of grant.

Information  with  respect  to options is as follows for the year ended December
31:

--------------------------------------------------------------------------------

                                                   1996                           1995
                                       -----------------------------     ---------------------
                                       Shares     Option Price Range     Shares   Option Price
                                       ------     ------------------     ------   ------------
Outstanding at beginning of year       17,940           $19.01           17,940      $19.01
   Granted                              8,090         19.23-20.45            --          --
   Exercised                             (220)           20.91               --          --
   Expired/canceled                    (1,280)           20.91               --          --
                                       ------                            ------
Outstanding at end of year             24,530         19.23-20.45        17,940       19.01
                                       ------                            ------
Exercisable                            24,530         19.23-20.45        17,940       19.01
                                       ======                            ======

--------------------------------------------------------------------------------

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option   pricing  model  with  the  following   weighted-average
assumptions used for grants during the year ended December 31, 1996:

--------------------------------------------------------------------------------

                                                1996
                                            --------
Dividend yield                                    --
Expected volatility                              15%
Risk-free interest rate                       5.106%
Expected lives                              10 years

--------------------------------------------------------------------------------

The company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plans. No compensation expense related to the Plans was recorded during the two years ended December 31, 1996. If the Company had elected to recognize compensation cost based on the fair value at the grant dates for awards under the Plans consistent with the method prescribed by SFAS 123, net income and earnings per share would have been changed to the pro forma amounts as follows for the year ended December 31, 1996:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Net income                                    $1,564
Earnings per share                              $.96

--------------------------------------------------------------------------------

There were no options issued in 1995 so there would be no pro forma net income or earnings per share related to stock options for 1995.

15. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

--------------------------------------------------------------------------------

                                                                                              To Be Well
                                                                                           Capitalized Under
                                                                           For Capital     Prompt Corrective
                                                          Actual        Adequacy Purposes  Action Provisions
                                                     ----------------   -----------------  -----------------
                                                     Amount     Ratio    Amount    Ratio    Amount    Ratio
                                                     ------     -----    ------    -----    ------    -----
As of December 31, 1996:
   Total Capital (to Risk Weighted Assets):
      Consolidated                                   $20,509    11.49%   $14,285    8.00%   $17,857   10.00%
      Taneytown Bank & Trust Company                  20,528    11.50%    14,284    8.00%    17,855   10.00%

   Tier I Capital (to Risk Weighted Assets):
      Consolidated                                    18,409    10.31%     7,143    4.00%    10,714    6.00%
      Taneytown Bank & Trust Company                  18,428    10.32%     7,142    4.00%    10,713    6.00%

   Tier I Capital (to Average Assets):
      Consolidated                                    18,409     7.03%    10,467    4.00%    13,084    5.00%
      Taneytown Bank & Trust Company                  18,428     7.04%    10,465    4.00%    13,082    5.00%

As of December 31, 1995:
   Total Capital (to Risk Weighted Assets):
      Consolidated                                    18,920    11.80%    12,831    8.00%    16,039   10.00%
      Taneytown Bank & Trust Company                  17,294    10.86%    12,745    8.00%    15,931   10.00%

   Tier I Capital (to Risk Weighted Assets):
      Consolidated                                    17,016    10.61%     6,416    4.00%     9,624    6.00%
      Taneytown Bank & Trust Company                  15,390     9.66%     6,373    4.00%     9,559    6.00%

   Tier I Capital (to Average Assets):
      Consolidated                                    17,016     7.56%     9,003    4.00%    11,254    5.00%
      Taneytown Bank & Trust Company                  15,390     7.03%     8,751    4.00%    10,938    5.00%

--------------------------------------------------------------------------------

16. ACQUISITION

On December 31, 1995, the Company purchased Royal Oak Savings Bank as a subsidiary of Monocacy Bancshares, Inc. The transaction was accounted for as a purchase and the results of operations for the year 1995 properly do not include any income from Royal Oak. Royal Oak's condensed balance sheet as of the date of the acquisition as valued under purchase accounting was as follows:

--------------------------------------------------------------------------------

Cash and investments                         $45,398
Loans, net                                       451
Property, plant and equipment                    510
Other assets                                     646
                                             -------
                                             $47,005
                                             =======

Deposits                                     $38,733
Other liabilities                                517
Capital                                        7,755
                                             -------
                                             $47,005
                                             =======

--------------------------------------------------------------------------------

The purchase price of $7.8 million included a deposit premium paid of $3.6 million and a mortgage servicing premium paid of $281. The purchase price of the assets and costs associated were approximately equal to the liabilities assumed and no goodwill was recorded in the transaction.

17. SUBSEQUENT EVENT

On February 17, 1997, the company distributed a 10% stock dividend which increased shares outstanding by approximately 146,000.

18. PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed financial information for Monocacy Bancshares, Inc. (parent company only) is as follows as of and for the years ended December 31:

--------------------------------------------------------------------------------

CONDENSED BALANCE SHEETS
                                                    1996          1995
Assets                                            -------       -------
   Cash and due from Bank subsidiary              $   205       $   967
   Securities available for sale                       20            16
   Investment securities                               --            --
   Investment in subsidiary                        21,637        23,150
   Other assets                                        30           172
                                                  -------       -------
      Total assets                                $21,892       $24,305
                                                  =======       =======
Liabilities and Stockholders' Equity
   Liabilities:
      Other borrowings                            $    --       $ 3,000
      Other liabilities                               244           136
                                                  -------       -------
         Total liabilities                            244         3,136
                                                  -------       -------
   Stockholders' equity:
      Common stock                                  7,342         6,618
      Common stock dividend to be distributed       3,699         2,846
      Surplus                                       9,145         6,777
      Retained earnings                             1,462         4,928
                                                  -------       -------
         Total stockholders' equity                21,648        21,169
                                                  -------       -------
Total liabilities and stockholders' equity        $21,892       $24,305
                                                  =======       =======

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CONDENSED STATEMENTS OF INCOME

                                                             1996       1995       1994
                                                           ------     ------     ------
Interest on investment securities                          $    1     $   12     $    3
Interest expense on borrowings                                101         --         --
                                                           ------     ------     ------
   Net interest income                                       (100)        12          3
Cash dividends from subsidiaries                            1,759      2,393        400
Operating expenses                                             82         64         58
                                                           ------     ------     ------
   Income before income tax expense and equity in
      undistributed net income of subsidiaries              1,577      2,341        345
Income tax benefit                                            (34)       (10)        (9)
                                                           ------     ------     ------
   Income before equity in undistributed
      net income of subsidiaries                            1,611      2,351        354
Equity in undistributed net income of subsidiaries             --         --      1,868
                                                           ------     ------     ------
   Net income                                              $1,611     $2,351     $2,222
                                                           ======     ======     ======

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CONDENSED STATEMENTS OF CASH FLOWS

                                                             1996       1995       1994
                                                           ------     ------     ------
Cash flows from operating activities:
   Net income                                              $1,611     $2,351     $2,222
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Equity in undistributed income of subsidiaries           --         --     (1,868)
      (Increase) decrease in other assets                     142       (134)       129
      Decrease in accrued interest receivable                  --          4         --
      Increase (decrease) in other liabilities                (39)         6         41
                                                           ------     ------     ------
         Net cash provided by operating activities          1,714      2,227        524
                                                           ------     ------     ------
Cash flows from investing activities:
   Purchases of securities available for sale                  (4)       (16)      (200)
   Maturities of investment securities                         --        200         --
   Distribution of undivided profits of Bank subsidiary       868      3,468         --
   Investment in Savings Bank subsidiary                       --     (7,755)        --
                                                           ------     ------     ------
      Net cash provided by (used in) investing activities     864     (4,103)      (200)
                                                           ------     ------     ------
Cash flows from financing activities:
   Issuance of common stock                                   246        211         62
   Dividends paid                                            (586)      (528)      (341)
   Proceeds from issuance of debt                              --      3,000         --
   Repayments of debt                                      (3,000)        --         --
                                                           ------     ------     ------
      Net cash provided by (used in) financing activities  (3,340)     2,683       (279)
                                                           ------     ------     ------
Net increase (decrease) in cash and cash equivalents         (762)       807         45
Cash and cash equivalents at beginning of year                967        160        115
                                                           ------     ------     ------
Cash and cash equivalents at end of year                   $  205     $  967     $  160
                                                           ======     ======     ======

--------------------------------------------------------------------------------

Under certain state and federal banking regulations, the Bank may declare cash dividends to Monocacy Bancshares, Inc., from undivided profits, or with prior approval of the Maryland Bank Commissioner, out of surplus in excess of 100% of its capital stock, after providing for certain expenses.

                               EXECUTIVE OFFICERS

================================================================================


Chairman of the Board
Eric E. Glass*

Vice Chairman of the Board, Chairman
of the Executive Committee
Donald R. Hull*

President and Chief Executive Officer
Francis W. Neubauer, Jr.*

Executive Vice President and Chief Operating Officer and Chief Financial Officer Michael K. Walsch*

Senior Vice Presidents
Francis X. Bossle, Jr.
Craig H. McConnell
Edward D. Leister

Vice President and Corporate Secretary
Brian M. Etzler*




*Officers of both Monocacy Bancshares, Inc.
and Taneytown Bank & Trust Company,
its principal subsidiary.



Vice Presidents:
Brenda K. Anders
Linda L. Bennett
Mary E. Bowns
Harold E. Eyler
William O. Eyler
Michael H. Galassi
Thomas J. Gerhart
Christopher D. Holt
C. Alan Jefferson
Cynthia M. Joynes
Edwin L. Koons
Donna L. Oliver
William A. Springer, Jr.

Assistant Vice Presidents:
Michael L. Barrett
Charlotte B. Bollinger
Joyce B. Clingan
Judith E. Frock
Laura M. Garriss-Smith
Jane E. Harford
Lawrence R. Hierstetter
C. Daniel Pastros
Judith A. Shultz
Linda S. Warehime

Commercial Banking Officers:
Timothy L. Baumgardner
Elizabeth J. Dutrow
Barbara A. Ebaugh
Amy R. Eyler
Herbert W. Findeisen, III
Beverly A. Franklin
Andrew P. Heck
Janet L. Joy
Donna H. Moore
Theresa M. Perry
Richard L. Rose
Jeris L. Talbott
JoAnn R. Vanscoy
Deborah A. Zepp

Assistant Secretary:
Kathleen A. Ford

Administrative Officer:
Patricia A. Shryock-Smith

                               BOARD OF DIRECTORS

================================================================================

David M. Abramson
Senior Vice President and General Counsel
JP Foodservice, Inc.

E. Wayne Baumgardner
Independent Investor

George B. Crouse
Vice President, Crouse Ford Sales, Inc.

Harry B. Dougherty+
Retired

Glenn E. Eaves
Dairy Farmer

George A. Fream+
Retired Postmaster, Taneytown Post Office

Donald R. Hull
Vice Chairman of the Board and Chairman
of the Executive Committee
Monocacy Bancshares, Inc.
President, Hull Company Accountants, Inc.

Eric E. Glass
Chairman of the Board
Monocacy Bancshares, Inc.
Chairman of the Board,
The Taney Corporation

Francis W. Neubauer, Jr.
President and Chief Executive Officer
Monocacy Bancshares, Inc.

Jacob M. Yingling
Independent Consultant/Investor


+Directors Emeritus






Shareholders may obtain a free copy of the Monocacy Bancshares, Inc. Form 10-KSB upon written request to:

Michael K. Walsch, Executive Vice President
Monocacy Bancshares, Inc.
P.O. Box 491
Taneytown, Maryland 21787-0491

A charge of 10 cents per page may be billed for copies of exhibits

The Annual Report and other Company reports are also filed electronically through the Electronic Data Gathering, Analysis, and Retrival System ("EDGAR") which performs automated collection, validation, indexing, acceptance, and forwarding of submissions to the Securities and Exchange Commission (SEC) and is accessible by the public using the Internet at http://www.secgov/edgarhp.htm.

The Annual Meeting of Shareholders will be held on April 28, 1997 beginning at 3:00 P.M. in Taneytown, Maryland

Transfer Agent, Registrar and Dividend Disbursing Agent:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

Taneytown Bank website: www.taneytownbank.com

                             THE TANEYTOWN BANK TEAM

                    It's our employees who are making it work

================================================================================

KELLY S. ABELL MONICA B. ADELMAN PHYLLIS E. ALBAN BRENDA K. ANDERS NATALIE A. ANDREWS ELIZABETH M. ARTHUR MELISA K. BANKS MICHAEL L. BARRETT BONNIE L. BAUBLITZ TIMOTHY L. BAUMGARDNER FRANCES J. BEARD JILL M. BEASLEY DOLORES A. BEDNAR ELIZABETH R. BENJAMIN LINDA L. BENNETT CHARLOTTE B. BOLLINGER LAUREN J. BOND LOUIS J. BONNEVILLE FRANCIS X. BOSSLE, JR. MARY E. BOWNS SHANNA R. BOYD M.
E. BRATCHER DEBRA S. BRAUNING KAREN M. BROOKS DAWN L. CARROLL MARY ANN CARROLL JOYCE B. CLINGAN JOHN W. COE BELINDA K. COLE SANDRA K. COLE JOHN F. COLLINS NANCY L. COMEGNA PAMELA A. COMMAROTA ADRIANA M. CRISTOFARO CAROLYN M. DELANEY KRISTEN E. DICKENS TERRI L. DISKIN KIMBERLY J. DISKIN JUDITH N. DIXON ELIZABETH
J. DUTROW DONNA A. DUTTERER BARBARA A. EBAUGH HOLLIE A. EDWARDS BRIAN M. ETZLER LISA N. ETZLER WILLIAM O. EYLER HAROLD E. EYLER FRANCES A. EYLER MARISA L. EYLER AMY R. EYLER HERBERT W. FINDEISEN, III HARRY E. FISHER KATHLEEN A. FORD BEVERLY
A. FRANKLIN TRACY L. FRANKLIN JUDITH E. FROCK DENISE A. FROCK MICHAEL H. GALASSI SAMUEL K. GARDNER LAURA M. GARRISS-SMITH STEPHANIE L. GAULDIN THOMAS J. GERHART BRENDA K. GIVVINES PATRICIA A. GODWIN-YINGLING MELISSA D. GOODWIN BELINDA A. GRANT JAMES E. GRANT KELLIANN GREENE JANICE P. GREENHOLTZ MAUREEN GREGG JOHN MICHAEL GUILLOTT JOAN K. GULIERE DEBORAH L. GUTOWSKI TERESA L. HAINES SHIRLIE A. HANSBROUGH JANE E. HARFORD MELISSA S. HARRIS ANDREW P. HECK PATRICIA A. HENNESSY LAWRENCE R. HIERSTETTER MARY P. HIGGS BILLIE JO HOFFMAN RUTH HOFFMAN CHRISTOPHER
D. HOLT KAREN M. HOOPER ANGE M. HORNER ERIC M. HORRELL MARVIN R. HURWITZ C. ALAN JEFFERSON WILLIAM A. JENKINS, IV EDDIE A. JONES, SR. JANET L. JOY CYNTHIA M. JOYNES CHERYL L. KEENEY MELISSA K. KEISER BEVERLY B. KEMPLER EDWIN L. KOONS MELANIE L. LAMER ROBIN L. LEASE MICHELLE A. LEIKAM EDWARD D. LEISTER SHELBY D. LENKER RICHARD D. LISKO CAROL A. LONGENECKER BEULAH E. MACKINZIE HELEN E. MARTIN SANDRA D. MAXEY MONICA A. MAY ROBERT L. MCAFEE CRAIG H. MCCONNELL JAMI M. MERRELL CHRISTY A. MILES DONNA H. MOORE GEORGE W. MOTTER HOWARD D. MYERLY GEORGE
A. MYERS JOHN E. MYERS FRANCIS W. NEUBAUER JR DONNA L. OLIVER C. DANIEL PASTROS FRANCES J. PAWLOWSKI MARILYN PELKOSKI THERESA M. PERRY SANDRA S. PRETTY JAMES A. PRYOR CATHY L. REAVER CHRISTINA J. REPLOGLE BETTY W. REPP JAIME B. RIDINGER MARY
E. ROHE RICHARD L. ROSE KARIN T. ROSS PAMELA M. RUBIN LEE W. RUSSO CARRI L. RYER LAURA L. SELBY LAURA B. SHICKMAN PATRICIA A. SHRYOCK-SMITH JUDITH A. SHULTZ DONNA C. SMITH WILLIAM A. SPRINGER, JR. EVE M. STANCOVICH DEBORAH M. STEWART JOHN W. STONESIFER MARY H. STONESIFER DONNA L. STRAUB JERIS L. TALBOTT WENDY N. TUCKER WILLIAM J. UPDEGRAFF JAMES A. UPDEGRAFF DON K. UPHOUSE JOANN R. VANSCOY GWENDOLYN A. WACHTER JOSEPH F. WADE, JR. LYNN M. WAGNER MICHAEL K. WALSCH
CYNTHIA L. WANTZ LINDA S. WAREHIME LANA E. WEIDNER SABRINA L. WELLER RETA I. WETZEL TINA M. WETZEL ANNE C. WILDASIN JOAN S. WILHIDE LORI L. WILSON SANDRA V. YINGLING BONNIE J. YINGLING DEBORAH A. ZEPP

             Taneytown Bank & Trust Company is a member of F.D.I.C.
                          and an equal housing lender.

                        [Monocacy Bancshares Inc. Logo]


                           222 East Baltimore Street
                           Taneytown, MD 21787-0491
                           410-756-2655