Form 10KSB, Exhibit 13
period 1997-12-31
MONOCACY BANCSHARES INC
filed 1998-03-27
CIK 908962

1997





                           Monocacy Bancshares, Inc.
                                 ANNUAL REPORT




                       Expanding Service to Our Customers

                                    OUR MISSION

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

1    COLUMBIA OFFICE &
     CLASSIC MORTGAGE OFFICE
2    RANDALLSTOWN OFFICE &
     CLASSIC MORTGAGE HEADQUARTERS
3    ELDERSBURG OFFICE
4    UNIONTOWN OFFICE                  [MAP OF PENNSYLVANIA/MARYLAND BORDER]
5    KEYMAR OFFICE
6    ROUTE 140 EXPRESS OFFICE
7    ENGLAR ROAD OFFICE
8    CARROLL LUTHERAN VILLAGE OFFICE
9    MAIN OFFICE & CORPORATE
     HEADQUARTERS
10   FAIRGROUND OFFICE
11   GETTYSBURG OFFICE

                             LETTER TO SHAREHOLDERS

OUR 1997 OPERATING RESULTS REFLECT THE BEGINNING OF THE RETURN ON THE INVESTments we have made in recent years. Our earnings were up 31% to $2,118,000 from $1,611,000 in 1996. We saw corresponding asset growth to $290 million from $263 million. This growth was heavily influenced by a strategy to take advantage of our strong capital base.

   During 1997, we continued to refine our operations with a focus on doing what we do best. We formed an alliance with TrustCorp America under which they took over the





                           [PHOTOGRAPH APPEARS HERE]







                     Donald R. Hull, Frank W. Neubauer and
                                 Eric E. Glass

management of our trust assets and will continue to provide trust services to both existing and new trust customers. TrustCorp America brings both a level of expertise and depth that is consistent with what is available in the marketplace and compatibility with our approach to business.

   We continued to expand our offerings of non-insured products when we became the first bank in the state of Maryland to be licensed to sell insurance products. This is an extremely compatible line of business that fits well with our other products. We are marketing a full line of personal and commercial insurance products through the Taneytown Bank Insurance Center ("TBIC").

   Investors MarketPlace rounds out our non-insured product offerings providing access to mutual funds, fixed and variable rate annuities as well as stocks and bonds.

   We believe that income from these services, plus non-interest income generated by Classic Mortgage, will continue to keep us in the forefront of the ever emerging direction of our industry to offset continually contracting margins. One of our prominent efforts in 1998 will be improving our asset mix with a goal of increasing our loan portfolio as a percent of assets. We have a high degree of liquidity and the ability to shift funds from our investment portfolio to support this effort.

   Quality loan growth will be a challenge in view of the current banking environment. The following represents the initiatives that we have put in place which we believe will allow us to accomplish this effort:

   1. Business Banking. We consolidated our commercial lending and commercial real estate lending areas under the umbrella of Business Banking. This division consists of teams which will allow us to increase our business development efforts with both existing customers and prospects without compromising our portfolio management responsibilities.

   2. Credit Department. We have expanded and strengthened the role of our Credit Department in the underwriting and credit monitoring process.

   3. Advisory Boards. During 1997, we established advisory boards in strategic locations; namely Gettysburg, Pennsylvania and Howard County and Westminster, Maryland. These advisory boards consist of local business and community leaders who provide us with invaluable insight into the activities of these communities.

   4. Community Relations. Additional business development efforts will be occurring in Westminster with the deployment of one of our senior officers who will concentrate on community relations.

   5. Marketing. We are supporting the business development efforts of our Business Banking Division with enhancements to our marketing department. In late 1997, we made an investment in technology in the form of a Marketing Customer Information File ("MCIF"). This resource provides us with information which allows us to better understand and respond to our customers.

   6. Relationship Banking. Our MCIF adds another dimension to our Relationship Banking Program. During 1997, the first full year of implementation of our Relationship Banking initiative, we were able to generate a substantial increase in our cross sales ratios at all our branches. We have set cross sales goals for 1998 that are consistent with the characteristics of high performing banks.

   Banking today has created more cynics than anything else. With frequent mergers and buy-outs occurring in our industry, people can never be certain where their money will end up or what new fees they will be subjected to. Fortunately, our customers are not faced with such concerns. This says a lot about the stability of Taneytown Bank and our commitment to the community. At a time when other financial institutions are closing offices, we are strengthening our ties to the community. To that end, we continue to foster our philosophy of service quality both internally and externally to separate us from our competition.

   Our message is: "We are strong, stable and secure and we are here to stay." As always, we appreciate your support and commitment to our organization and we are optimistic that our operating results will continue to reflect a very positive return on our efforts.


/s/ Frank W. Neubauer, Jr.
--------------------------
Frank W. Neubauer, Jr.
President & Chief Executive Officer

                        STRATEGIES, COMMITMENT & SERVICE

A PLEDGE was made in 1997 to our customers to offer an exceptional level of service that would continue to make us a leader among financial institutions throughout our region. Senior management has set forth a number of strategic initiatives to focus our attention and insure everyone's concerted efforts.

   To understand the importance of these steps is to remain aware of the fast track evolution of the banking industry in our area as well as nationwide. First, national and super regional banks have encroached upon local communities via mergers and acquisitions. With the relaxation of regulatory restraints, interstate banking and non traditional bank financial services are available to us as well as our competition. Second, technological breakthroughs can now permit us to serve our customers in ways we embrace but must be wary of at the same time. For some it is all too easy to avoid meeting their banker in a face to face transaction for months on end. The consumer has many choices facing them and it is our challenge to attract them first and last to our institution.

   Monocacy Bancshares Inc. has wisely set a course of strategic planning to meet today's opportunities and secure a place for Taneytown Bank & Trust Company and other subsidiaries long into the future. If 1996 saw a large investment for our future, 1997 will be remembered as the year of the capitalization of those investments and continued refinement of our position as an outstanding community bank.

--------------------------------------------------------------------------------
                                     SERVICE
                                   EXCELLENCE
--------------------------------------------------------------------------------

   It has always been assumed that a community bank gives good service. Our attitude is to assume nothing. We will provide the best service, be a best bank, and take the lead. Out-of-state institutions often leave a void of understanding and continuity. We do not! But we cannot stop there. It is important to know everything about our customers. Their lifestyles,

--------------------------------------------------------------------------------
                               We will provide
                               the best service,
                               be a best bank,
                               and take the
                               lead.
--------------------------------------------------------------------------------

habits, desires, and above all needs are what we now use to plan. In 1997, we purchased a new Marketing Customer Information File system to best understand our relationships with each household we serve. This state of the art technology can tell us much about our customer base. Also Focus Groups regularly hosted by bank personnel and customer surveys give a forum for folks to tell us directly what they need from their bank. Knowledge of one's customer just opens the door. We have made the commitment to build those relationships with our customers which will last. The branch network continues to build upon a sales culture wherein needs and desires are fulfilled by our extensive list of products and services. Whether you are a grandparent saving for a child's education or an entrepreneur starting a small business venture, we have the solutions to important financial concerns. And as we meet the needs of our neighbors, we do it with seamless excellent service. Each area of the bank has a list of seven service excellence promises posted to underline this commitment.

   Special effort has also been made to continue the fine spirit of cooperation among all internal departments. We truly are each other's customers. How we work together directly effects our service to our community. Senior Management wholeheartedly supports an atmosphere of team spirit. A job well done does not go unnoticed. Finally, management takes this spirit into the community where many of us volunteer our services.

--------------------------------------------------------------------------------
                                    STRATEGIC
                                      FOCUS
--------------------------------------------------------------------------------

   In 1997 we mined the dramatic 1996 investments we made in our delivery systems which included new branches, new automatic teller stations, high-tech commercial drive-up facilities and the popular Automated Customer Service Line. We dedicated many resources to acquiring new personal checking relationships, a core building block for any community bank. For example, some accounts feature free ATM transactions to benefit commuters who are not always near a Taneytown Bank ATM.
   Two major alliances were established during 1997 that make a profound positive impact on our customers. First, the Taneytown Bank Insurance Center was established by forming an agreement with Franey & Parr, a renowned Maryland agency whose expertise will allow us to offer a full assortment of insurance products and services to both retail and commercial customers.

--------------------------------------------------------------------------------
                                  A fully
                                  informed
                                  workforce
                                  can keep the
                                  mission of
                                  the company
                                  in focus.
--------------------------------------------------------------------------------

Now, a competitive Homeowners' Policy can be made available during the mortgage process at Classic Mortgage. Proposals for life or automobile coverage are as close as a toll-free call.

   Second, our Trust Division has formed an alliance with TrustCorp America to enhance our estate planning and trust servicing. Qualified professionals will meet with our customers at their convenience anywhere off-site as well as at our Branches.

   The Commercial Lending Division received a number of commendations in 1997. Again Senior Management has implemented a strategic process to better serve those markets we have expanded into over the past few years. Restructuring our lending teams and support staffs make us responsive to our customer. Additional personnel, marketing, and strong credit risk management predicts a prosperous 1998.

--------------------------------------------------------------------------------
                               EMPLOYEES, OUR MOST
                               IMPORTANT RESOURCE
--------------------------------------------------------------------------------

   We make it our business to hire, train, compensate and hence retain superior staff. An atmosphere of respect and team spirit are necessary if we are to maintain our strategy of service excellence. The Golden Rule paraphrased: "As one is treated, one will treat the customer." Stability of the workforce lets us know our customer and give them the continuity that they crave. This definitely is the territory of the community bank and a blind side of the out-of-state monoliths. At Monocacy Bancshares Inc., management and employees enjoy handsome physical surroundings with access to the latest in time saving technologies. Health and retirement benefits are well above average in the industry. A grass roots organization of employees called the Enrichment Committee keeps Management abreast of concerns within the organization and outside in the community. It also provides opportunities for socialization among peers at outings and other events. Several newsletters and regular staff meetings keep all informed of goings on in all departments. A fully informed workforce can keep the mission of the company in focus.

--------------------------------------------------------------------------------
                              A TOP TIER FINANCIAL
                                   PERFORMANCE
--------------------------------------------------------------------------------

   Our shareholders expect us to deliver them a maximum return on their investment. Each strategy, each goal, and each action plan has built in measurements. Reaching our targets for a return on assets or a return on equity is never out of sight in making decisions. Achieving these targets will only allow for momentary celebration however. The next step will always be obvious-raise the bar. Our success will come because we have the right approach and the courage to execute our strategies.

                           MONOCACY BANCSHARES, INC.
                         SELECTED FINANCIAL HIGHLIGHTS


                  (Dollars in thousands--except per share data)


                                                                     December 31,
                                           --------------------------------------------------------------------
                                             1997          1996          1995           1994           1993
                                             ----          ----          ----           ----           ----
Earnings:
   Net income .......................   $     2,118     $    1,611    $     2,351    $     2,222    $     1,961
   Tax equivalent net interest income        10,868          9,960          9,608          9,112          7,643
   Provision for loan losses ........         1,110            300            885            687            375
Per share: (1)
   Net income-basic .................   $      1.19     $      .91    $      1.33    $      1.27    $      1.12
   Net income-diluted ...............          1.16            .90           1.32           1.26           1.12
   Cash dividend declared ...........           .40            .33            .30            .21            .17
   Book value .......................         13.49          12.18          12.01          10.63           9.88
At year end:
   Assets ...........................   $   290,240     $  263,015    $   266,194    $   211,249    $   191,768
   Loans, net (2) ...................       155,716        156,690        137,222        145,564        121,370
   Deposits .........................       228,870        225,039        223,412        171,873        155,722
   Borrowings .......................        35,658         15,339         19,633         18,369         17,805
   Stockholders' equity .............        24,168         21,648         21,169         18,610         17,289
   Non-performing assets (3) ........         2,098          1,449          2,569            303            583
   Number of employees
    (full time equivalents) .........           147            160            129             95             98

Ratios:
   Return on average assets .........          0.77%          0.61%          1.07%          1.08%          1.09%
   Return on average equity .........          9.25           7.81          11.83          12.19          11.27
   Equity to assets .................          8.33           8.23           7.95           8.81           9.02
   Loan loss allowance to loans .....          1.60           1.32           1.37           1.29           1.23
   Efficiency ratio (4) .............         74.13          78.16          61.35          62.42          66.63
   Non-interest income to assets ....          0.98           0.78           0.54           0.51           0.86
   Net interest margin ..............          4.28           4.09           4.68           4.75           4.60



(1) Per share data for all years have been restated to reflect the 10% common stock dividends issued in 1998, 1997 and 1996.

(2) Net of unearned income and allowance for loan losses.

(3) Nonperforming assets consist of nonaccrual loans plus other real estate owned.

(4) Calculated as non-interest expenses divided by non-interest income plus net interest income.


                                EQUITY TO ASSETS


                [BAR GRAPH APPEARS HERE--SEE PERCENTAGES BELOW]



                                 1997     8.33%
                                 1996     8.23%
                                 1995     7.95%



                           ASSETS, LOANS AND DEPOSITS
                             (Dollars in thousands)


               [BAR GRAPH APPEARS HERE--SEE DOLLAR AMOUNTS BELOW]



                                         1997        1996        1995

            Total Deposits             228,870      225,039     223,412
            Net Loans                  155,716      156,690     137,222
            Total Assets               290,240      263,015     266,194

                               FINANCIAL CONTENTS


Management's Discussion and Analysis of Financial
  Condition and Results of Operations                         7
Independent Auditors' Report                                 23
Consolidated Balance Sheets                                  24
Consolidated Statements of Income                            25
Consolidated Statements of Changes in Stockholders' Equity   26
Consolidated Statements of Cash Flows                        27
Notes to Consolidated Financial Statements                   28


                        [MONOCACY BANCSHARES, INC. LOGO]

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                December 31, 1997 compared to December 31, 1996
                  (Dollars in thousands--except per share data)

Monocacy Bancshares, Inc. ("Monocacy" or the "Company"), with headquarters in Taneytown, Maryland is a registered Bank Holding Company formed on October 1, 1993. At December 31, 1997, Monocacy had total consolidated assets of $290,240. Monocacy is engaged in the general, commercial and consumer banking businesses through its subsidiary, Taneytown Bank & Trust Company (the "Bank"). The Bank provides a full range of financial services to individuals, businesses and organizations through eleven banking offices and six Automated Teller Machines. Classic Mortgage Company, a division of the Bank, provides the Bank's mortgage-banking operations. Monocacy also offers annuity sales through TBT Insurance, Inc., a subsidiary of the Bank. Taneytown Bank Insurance Center (the "Insurance Center") provides a full range of personal and commercial insurance products and the Trust Division, affiliated with TrustCorp America (the "Trust Company"), provides full trust and estate services. The primary market area of the Company extends through Carroll, Howard and Baltimore Counties, Maryland and surrounding areas including south central Pennsylvania.

A detailed discussion of the 1997 Operating Results and Financial Condition at December 31, 1997 follows and is intended to assist readers in their analysis of the Company's consolidated financial statements and related notes. Such financial condition and results of operations are not necessarily indicative of future performance.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this annual report contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-QSB to be filed by the Company in 1998, and any Current Reports on Form 8-K filed by the Company.

OVERVIEW

Monocacy reported consolidated net income for 1997 of $2,118 or $1.19 per share (basic) as compared with consolidated net income of $1,611 or $.91 per share (basic) in 1996. For Monocacy, 1997 was a year of capitalizing on prior year investments. In 1996, the Company acquired Classic Mortgage Company ("Classic"). Classic's operations contributed approximately $450 in pre-tax earnings in 1997 through the sale of brokered and warehouse loans. The two new branches that were opened in late 1996 (Gettysburg and Rt. 140 Express) saw their deposit base grow to a combined level of approximately $5.7 million as of December 31, 1997. Additionally, the new branches expanded the Company's access to new lending populations.

The 1997 performance reflected greater net interest margins than in 1996. In addition, 1997 reflected increases in non-interest revenues and non-interest expenses and an increase in the provision for loan losses. The 1997 Return on Average Assets was .77% and Return on Average Equity was 9.25%. Total assets were $290,240 at December 31, 1997, with growth in both interest-earning assets and interest-bearing liabilities. Return on Average Assets was .61% and Return on Average Equity was 7.81% for 1996.

INCOME STATEMENT ANALYSIS

                       TAX EQUIVALENT NET INTEREST INCOME
                             (Dollars in thousands)


               [BAR GRAPH APPEARS HERE--SEE DOLLAR AMOUNTS BELOW]


                               1997       $10,868
                               1996       $ 9,960
                               1995       $ 9,608


NET INTEREST INCOME

The net interest margin of 4.28% was 19 basis points above the 1996 level of 4.09%. Taxable equivalent interest income, Monocacy's primary contributor to earnings, was $21,555 for 1997 which was a 5.8% increase over the 1996 level of $20,381. This increase can be attributed to increase in the average volume of interest earning assets, primarily in federal funds sold and in the loan portfolios. Interest expense for 1997 was $10,687, an increase of $266 or 2.6% over 1996, caused for the most part by the change in the Company's deposit mix towards higher costing certificates of deposit and an increase in the

--------------------------------------------------------------------------------
TABLE 1
AVERAGE BALANCES, INTEREST AND YIELDS
(Dollars in thousands)

                                                               1997                                        1996
                                                 ---------------------------------          ---------------------------------
                                                 Average                                    Average
                                                 Balances      Interest      Yield          Balances     Interest       Yield
                                                 --------      --------      -----          --------     --------       -----
ASSETS
Interest-earning assets:
   Loans, net of unearned
     income (2)(3) ............................  $165,687       $15,648       9.44%         $148,521      $14,024        9.44%
   Securities available for sale--
     taxable ..................................    50,282         3,244       6.45            58,100        3,797        6.54
   Securities available for sale--
     tax-exempt (1) ...........................     5,702           450       7.89             9,419          639        6.78
   Investment securities--taxable .............        --            --         --               401           26        6.48
   Investment securities--
     tax-exempt (1) ...........................    23,376         1,606       6.87            22,915        1,677        7.32
   Loans held for sale ........................     3,993           334       8.36               235           20        8.51
   Federal funds sold .........................     4,145           227       5.48             2,654          146        5.50
   Interest-bearing deposits ..................       919            46       5.01             1,116           52        4.66
                                                ---------       -------                     --------      -------
         Total interest-earning assets ........   254,104        21,555       8.48%          243,361       20,381        8.37%
                                                                -------                                   -------
Non-interest-earning assets:
   Cash and due from banks ....................     7,371                                      7,463
   Bank premises and equipment,
     net ......................................     8,355                                      7,442
   Other assets ...............................     6,635                                      6,353
   Less--allowance for loan losses ............    (2,635)                                    (2,055)
                                                ---------                                   --------
         Total assets .........................  $273,830                                   $262,564
                                                ---------                                   --------

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Interest-bearing checking accounts..........  $ 24,622           569       2.31%          $21,488          540        2.51%
   Savings and money market accounts...........    59,042         2,120       3.59            62,507        2,324        3.72
   Certificates of deposit ....................   120,467         6,869       5.70           112,673        6,387        5.67
   Federal funds purchased ....................       640            28       4.38             1,727           95        5.50
   Other borrowings ...........................    18,195         1,101       6.05            17,991        1,075        5.98
                                                ---------       -------                     --------      -------
         Total interest-bearing liabilities....   222,966        10,687       4.79%          216,386       10,421        4.82%
                                                                -------                                   -------
Non-interest-bearing liabilities:
   Non-interest-bearing deposits ..............    26,397                                     23,792
   Other liabilities ..........................     1,574                                      1,767
Stockholders' equity ..........................    22,893                                     20,619
                                                ---------                                   --------
         Total liabilities and
             stockholders' equity .............  $273,830                                   $262,564
                                                =========                                   ========
Net interest income ...........................                 $10,868                                   $ 9,960
                                                              =========                                 =========
Net interest spread (4) .......................                               3.69%                                      3.55%
Net yield on earning assets (5) ...............                               4.28%                                      4.09%



                                                                   1995
                                                     --------------------------------
                                                     Average
                                                     Balances    Interest       Yield
                                                     --------    --------       -----
ASSETS
Interest-earning assets:
   Loans, net of unearned
     income (2)(3) ............................      $140,969      $13,535        9.60%
   Securities available for sale--
     taxable ..................................        12,480          711        5.70
   Securities available for sale--
     tax-exempt (1) ...........................         5,475          406        7.42
   Investment securities--taxable .............        31,490        1,892        6.01
   Investment securities--
     tax-exempt (1) ...........................        10,720          715        6.67
   Loans held for sale ........................            --           --          --
   Federal funds sold .........................         1,250           68        5.44
   Interest-bearing deposits ..................         2,819          133        4.72
                                                     --------      -------
         Total interest-earning assets ........       205,203       17,460        8.51
                                                                   -------
Non-interest-earning assets:
   Cash and due from banks ....................         4,683
   Bank premises and equipment,
     net ......................................         5,851
   Other assets ...............................         4,931
   Less--allowance for loan losses ............        (1,904)
                                                     --------
         Total assets .........................      $218,764
                                                     --------

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Interest-bearing checking accounts..........      $ 18,426         446        2.42%
   Savings and money market accounts...........        52,442       1,628        3.10
   Certificates of deposit ....................        86,406       4,831        5.59
   Federal funds purchased ....................         1,300          55        4.23
   Other borrowings ...........................        17,059         892        5.23
                                                     --------     -------
         Total interest-bearing liabilities....       175,633       7,852        4.47%
                                                                  -------
Non-interest-bearing liabilities:
   Non-interest-bearing deposits ..............        21,500
   Other liabilities ..........................         1,761
Stockholders' equity ..........................        19,870
                                                     --------
         Total liabilities and
             stockholders' equity .............      $218,764
                                                     ========
Net interest income ...........................                   $9,608
                                                                ========
Net interest spread (4) .......................                                 4.04%
Net yield on earning assets (5) ...............                                 4.68%

(1) Interest on state and municipal investments is presented on a fully-taxable equivalent basis
(2) Includes non-accrual loans
(3) Interest income on loans includes the amortized portion of net loan fees of $466, $351 and $611 for the years ended December 31, 1997, 1996 and 1995, respectively
(4) Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities
(5) Represents net interest income divided by average interest-earning assets

--------------------------------------------------------------------------------
TABLE 2
NET INTEREST INCOME ANALYSIS
(Dollars in thousands)

                                                   1997 over 1996                    1996 over 1995
                                           -------------------------------   -------------------------------
                                           Due to change in (2)              Due to change in (2)
                                           --------------------  Increase    --------------------  Increase
                                           Volume       Rate    (Decrease)   Volume      Rate     (Decrease)
                                           ------       ----    ----------   ------      ----     ----------
Interest Income:
   Loans, net of unearned income .......   $ 1,621    $     3    $ 1,624    $   718    $  (229)    $   489
   Securities available for sale--
     taxable ...........................      (505)       (48)      (553)     2,967        119       3,086
   Securities available for sale--
     tax-exempt (1) ....................      (281)        92       (189)       270        (37)        233
   Investment securities--taxable ......       (26)        --        (26)    (2,005)       139      (1,866)
   Investment securities--tax-exempt (1)        35       (106)       (71)       886         76         962
   Loans held for sale .................       314         --        314         20       --            20
   Federal funds sold ..................        82         (1)        81         77          1          78
   Interest-bearing deposits ...........       (10)         4         (6)       (80)        (1)        (81)
                                           -------    -------    -------    -------    -------     -------
     Total .............................     1,230        (56)     1,174      2,853         68       2,921
                                           -------    -------    -------    -------    -------     -------
Interest expense:
   Interest-bearing checking accounts ..        65        (36)        29         76         18          94
   Savings and money market accounts ...      (126)       (78)      (204)       343        353         696
   Certificates of deposit .............       444         38        482      1,488         68       1,556
   Federal funds purchased .............       (51)       (16)       (67)        21         19          40
   Other borrowings ....................        12         14         26         51        132         183
                                           -------    -------    -------    -------    -------     -------
     Total .............................       344        (78)       266      1,979        590       2,569
                                           -------    -------    -------    -------    -------     -------
     Net interest income ...............   $   886    $    22    $   908    $   874    $  (522)    $   352
                                           =======    =======    =======    =======    =======     =======

(1) Interest on state and municipal investments is presented on a fully-taxable equivalent basis.

(2) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the absolute dollar amounts of the change in each.
--------------------------------------------------------------------------------

Bank's average borrowing rate, which were partially offset by rate decreases on certain transaction accounts. The overall cost of interest-bearing liabilities (deposits and borrowings) was 4.79%, which was a 3 basis point decrease from 1996.

Table 1: Average Balances, Interest and Yields and Table 2: Net Interest Income Analysis, provide further details of the Company's net interest income.

Average interest-earning assets were $254,104 for 1997, an increase of 4.4% from the previous year. Increases in average balances occurred in almost all categories of the loan portfolio (although actual year-to-year balances may not have increased in some cases) generally reflecting the results of commercial, construction and consumer lending initiatives and other marketing efforts. Average securities (including the Available for Sale portfolio) experienced overall increases of $11,475 from the 1996 level as a result of investing borrowed funds. See the Balance Sheet Review below for further discussion on interest-earning assets.

Average interest-bearing liabilities, increased by $6,580 from the prior year. The mix in core deposits also changed during 1997. See a more comprehensive discussion of funding elsewhere in this report.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is the periodic expense of maintaining an adequate allowance for loan losses to absorb possible future losses, net of recoveries inherent in the existing loan portfolio. The provision for loan losses was $1,110 for 1997 and $300 in 1996. Net charge-offs were $671 in 1997 and $104 in 1996. The higher allowance for loan losses, provision for loan losses and charge-offs reflect the deterioration of some credits in

--------------------------------------------------------------------------------
TABLE 3
ANALYSIS OF ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)

                                                                 December 31,
                                              ----------------------------------------------------
                                               1997       1996       1995       1994       1993
                                               ----       ----       ----       ----       ----
Balance at beginning of year ..............   $ 2,100    $ 1,904    $ 1,902    $ 1,509    $ 1,113
Provision for loan losses .................     1,110        300        885        687        375
Loans charged-off:

   Real Estate:
     Residential mortgages ................        --         --         --         --         --
     Commercial mortgages .................       478        302        377         --         --
     Construction and land development ....        --         --         --         --         --
     Commercial ...........................       144         --        500        297         --
     Consumer .............................        81         20         63         16          8
                                              -------    -------    -------    -------    -------
        Total loans charged-off ...........       703        322        940        313          8
                                              -------    -------    -------    -------    -------

Recoveries of loans previously charged off:
   Real Estate:
     Residential mortgages ................        15          4          6         --         --
     Commercial mortgages .................        --        211         --         11         12
     Construction and land development ....        --         --         --         --         --
     Commercial ...........................        --         --         41         --         --
     Consumer .............................        17          3         10          8         17
                                              -------    -------    -------    -------    -------
         Total recoveries .................        32        218         57         19         29
                                              -------    -------    -------    -------    -------
Net loans charged-off .....................       671        104        883        294        (21)
                                              -------    -------    -------    -------    -------
Balance at end of year ....................   $ 2,539    $ 2,100    $ 1,904    $ 1,902    $ 1,509
                                              =======    =======    =======    =======    =======
Ratio of allowance to loans, net
   of unearned income .....................      1.60%      1.32%      1.37%      1.29%      1.23%
                                              =======    =======    =======    =======    =======

--------------------------------------------------------------------------------

the Bank's portfolio. The Bank's focus on credit quality prompts quick corrective action including the aggressive exiting of certain relationships that represent higher than desired risks due to a borrower's financial condition, the industry of the borrower and the Bank's overall credit standards. Table 3, Analysis of Allowance for Loan Losses, shows further details on the Allowance for Loan Losses for the past five years.

The allowance for loan losses at December 31, 1997, was $2,539 or 1.60% of year end net loans, compared to the 1996 year end allowance of $2,100 or 1.32% of net loans. The 1997 allowance for loan losses was 93.3% of year-end non-performing and past due loans and 121.0% of year-end non-performing assets.

One property represents 45% of the total 1997 charge-offs. Of the $478 commercial mortgage charge-offs, $319 was for one low income housing apartment complex.

Monocacy's allowance for loan losses for all loan categories is further detailed in Table 4: Allowance for Loan Losses Allocation. On a monthly basis, loans warranting management's attention are identified and examined. Factors such as the financial condition of the borrower, the adequacy of underlying collateral and the impact of business and economic conditions upon the borrower are evaluated. Based on this information and action plans provided by the lending officers, each of these loans is subject to classification by the Credit Department which then determines the allowance based on aggregate classifications. Remaining loan portfolio categories receive general allocation deemed reasonably necessary to provide for losses within the categories of loans set forth on the table and based on the factors previously listed. The overall allocation should not be interpreted as an indication of future charge-off trends. While management makes every effort to reasonably assess the level of the allowance necessary for

-------------------------------------------------------------------------------
TABLE 4
ALLOWANCE FOR LOAN LOSSES ALLOCATION
(Dollars in thousands)

                                                        December 31,
                      ----------------------------------------------------------------------------------
                                1997                        1996                          1995
                      ------------------------    ------------------------     -------------------------
                                 Percentage of               Percentage of                 Percentage of
                                 Loans in Each               Loans in Each                 Loans in Each
                      Allowance   Category to     Allowance   Category to      Allowance    Category to
                        Amount    Total Loans       Amount    Total Loans        Amount     Total Loans
                      ---------  -------------    ---------  -------------     ---------   -------------
Real Estate:
   Commercial
      mortgages         $1,141        42.3%         $1,222        43.9%           $ 642         40.2%
   Residential
      mortgages            137        15.7              60        12.9               46         22.5
   Construction and
      land development     714        18.5             300        18.0              289          9.4
Commercial                 374        11.5             275        14.2              381         15.9
Consumer                    83        12.0              80        11.0               64         12.0
Unallocated                 90          --             163          --              482           --
                        ------       -----          ------       -----           ------        -----
   Total                $2,539       100.0%         $2,100       100.0%          $1,904        100.0%
                        ======       =====          ======       =====           ======        =====


                                                       December 31,
                                   -------------------------------------------------------
                                              1994                          1993
                                   -------------------------     -------------------------
                                               Percentage of                 Percentage of
                                               Loans in Each                 Loans in Each
                                   Allowance    Category to      Allowance    Category to
                                     Amount     Total Loans        Amount     Total Loans
                                   ---------   -------------     ---------   -------------
Real Estate:
   Commercial
      mortgages                      $1,019         43.7%           $ 899         54.2%
   Residential
      mortgages                          52         24.9               26         20.0
   Construction and
      land development                  403          7.4              252          5.7
Commercial                              268         14.1              107         10.0
Consumer                                 31          9.9               69         10.1
Unallocated                             129           --              156           --
                                     ------        -----           ------        -----
   Total                             $1,902        100.0%          $1,509        100.0%
                                     ======        =====           ======        =====


--------------------------------------------------------------------------------

the portfolio, further adjustments may be necessary based on economic conditions and any related changes in asset quality.


                              NON-INTEREST INCOME
                             (Dollars in thousands)

               [BAR GRAPH APPEARS HERE--SEE DOLLAR AMOUNTS BELOW]

                              1997          $2,850
                              1996          $2,039
                              1995          $1,427

NON-INTEREST INCOME

A portion of Monocacy's net income is derived from non-interest related sources including service charges, trust, mortgage-banking, securities transactions and other income. Non-interest revenue for 1997 was $2,850 or 1.04% of average assets, up from $2,039 or .78% of average assets for 1996.

The 1997 results included $87 of net investment security gains as compared to $220 of net losses in 1996. The 1997 security gains occurred with the sale of securities related to the Bank's overall asset/liability management practices and were taken to reposition the Bank's securities portfolio for funding loan growth and interest rate considerations.

Service charges related to deposits were $600 in 1997, a $162 increase over the 1996 level, due primarily to the increased transaction charges and to implementing foreign ATM surcharging. The average volume of ATM transactions increased approximately 20% from 1996 to 1997. In 1997, the Bank added an off-site ATM location in a gas/convenience mart.

Other service charges totaled $651 for 1997 which was a 1.4% decrease from 1996 because there were less fees collected on letters of credit and there were write-offs of chronically overdrawn accounts. The residential mortgage loan servicing portfolio of $123,927, which is created when mortgage loans are sold with the servicing retained by the Company, contributed approximately $406 in servicing fees in 1997, an increase of 7.4% over 1996. A large percentage of residential loans are sold in the secondary markets. In addition to regular sales of individual residential loans in the secondary market, the Company made a bulk sale of approximately $9 million of its residential loan portfolio during 1997, recognizing $179 in gains on the sale. Total gains on residential mortgage loan sales totaled $1,143 for 1997 compared to $864 for 1996. The increased activity in the mortgage-banking operations can be attributed to the April, 1996 acquisition of Classic. Loan production from Classic for the year was $84 million as compared to $64 million in 1996. In addition, the Company originates Small Business Administration ("SBA") loans, which are partially guar-

--------------------------------------------------------------------------------
TABLE 5
NON-INTEREST EXPENSES
(Dollars in thousands)

                                                     December 31,
                                        ------------------------------------
                                         1997     1996    Change    % Change
                                         ----     ----    ------    --------
Salaries and benefits ..................$5,222   $4,779   $  443        9.3%
Commissions ............................   404      308       96       31.2
Occupancy ..............................   720      628       92       14.7
Equipment ..............................   778      712       66        9.3
Deposit insurance ......................    60      335     (275)     (82.1)
Professional fees ......................   676      379      297       78.4
Litigation .............................   230       --      230      100.0
Advertising ............................   311      224       87       38.8
Data processing ........................    31      167     (136)     (81.4)
Postage and freight ....................   151      122       29       23.8
Meals and entertainment ................    99      106       (7)      (6.6)
Telephone ..............................   211      161       50       31.1
Supplies ...............................   214      263      (49)     (18.6)
Amortization of intangibles ............   183      135       48       35.6
Compliance restitution .................    50       --       50      100.0
Other ..................................   311      443     (132)     (29.8)
                                        ------   ------   ------
                                        $9,651   $8,762   $  889       10.2
                                        ======   ======   ======

--------------------------------------------------------------------------------

anteed by the SBA, and sells the guaranteed portion in the secondary market. Gains from the sales of SBA loans decreased to $11 in 1997 from $67 in 1996 due to the Bank's decreased emphasis on these loans.

The 1997 non-interest income included trust fees of $121, which were 19.3% less than in 1996, primarily due to a change in the strategic plan of the Bank. As mentioned previously, the Bank's trust activities are now limited to providing referrals to the Trust Company and a continuation of revenue sharing on the existing business.

NON-INTEREST EXPENSE

Non-interest expense for 1997 was $9,651, an increase of 10.2% from 1996. The Company had 129 full-time and 35 part-time employees at December 31, 1997 as compared to 141 full-time and 38 part-time employees at December 31, 1996. Table 5: Non-Interest Expenses shows the breakdown of non-interest expenses by category.

Salary and Benefit expenses (including commissions) increased $539 or 10.6% over 1996 due for the most part to the Company reorganization in 1997. Several new positions were created at the management level in the lending, marketing and Classic division areas, while other lower-level positions became vacant due to normal turnover and were not re-filled. In addition, 1996 only included nine months' of salaries and benefits expense for Classic because it was not acquired until April 1, 1996. The additional three months' expense would have been approximately $270 for 1996. Salary expenses also include $404 in commissions related to Classic for 1997 and $308 for 1996. Classic lenders are paid commissions on loan production, and accordingly, the expense for commissions grows in direct proportion to loan production. Classic loan production was $84 million in 1997 and $64 million for the nine months in 1996.

Occupancy and equipment expenses increased 11.8% from 1996 to 1997 due to certain capital investments made in late 1996, such as the Gettysburg and Rt. 140 Express branch offices and the renovations on the Main Office and Eldersburg branch locations. Deposit insurance decreased from $335 in 1996 to $60 in 1997 due to the decrease in FDIC insurance rates. In addition, the 1996 amount includes a one-time special assessment for the recapitalization of the Savings Association Insurance Fund ("SAIF") of $245. Other non-interest expenses totaled $1,561, which was below the 1996 level of $1,621 due to lower meals and entertainment, data processing and supplies expenses, which were partially offset by higher advertising, postage and telephone expenses.

The 1996 data processing fees of $167 included certain large expenditures related to the merger of Royal Oak into the Bank, while 1997's lower expenses of $31 did not include any such expenditures.

A total of $676 of professional fees were paid in 1997 as compared to $379 in 1996. The increase was primarily due to additional legal fees related to credit workouts ($213) and to the ongoing litigation noted in Note 13 to the Company's Consolidated Financial Statements ($142). The Company also recognized $230 as expense in relation to the settlement of the litigation.

INCOME TAXES

Income tax expense for 1997 was $140 as compared with $538 for 1996. The 1997 effective tax rate was 6.2% down from 25.0% in 1996 because the Company's 1997 taxable income was more sheltered for tax purposes than it was in 1996, due to the effect of tax-exempt securities. In addition, in 1997 the Company was able to recapture taxes associated with prior years' tax exempt assets in the amount of $143. The effective tax rate before the effect of this recapture was 12.5% for 1997. Note 10 to the Consolidated Financial Statements reconciles reported income tax expenses with the amount computed by applying the federal statutory rate to income before taxes.

BALANCE SHEET REVIEW

EARNING ASSETS

Average earning assets were $254,104 for 1997 as shown in Table 1. This was an increase of 4.4% from the 1996 level of $243,361.

LOANS HELD FOR SALE

The Company originates residential mortgage loans for sale in the secondary market. At December 31, 1997, loans held for sale were $4,940, down from $10,118 at December 31, 1996 due to a bulk sale of $9 million in loans in the first quarter of 1997. In 1997, loans originated for sale were $42 million compared to $34 million in 1996. The increase in volume was due primarily to the efforts of Classic which the Company acquired in the second quarter of 1996.

SECURITIES

The Available For Sale ("AFS") portfolio is comprised of securities the Company feels it may sell in response to changes in interest rates or liquidity needs. The AFS portfolio averaged $55,984 for 1997. The Held to Maturity ("HTM") portfolio averaged $23,376. In December, 1997, due to a change in the Company's business focus and because of a concern for credit diversification, the Company transferred its remaining HTM portfolio to the AFS portfolio.

Average investment securities HTM remained relatively stable at $23,376 in 1997. Average AFS securities decreased by 17.1% from 1996 to 1997 due to a redeployment of funds into higher yielding loans. Investment securities, including those in the AFS portfolio, are primarily fixed rate instruments with maturities that range from less than one year to over ten years or, in some cases, have no maturities, as, for example, the small amount of mutual funds that the Bank owns. These mutual funds, which had a fair value of $851 at December 31, 1997, invest in securities comparable to


--------------------------------------------------------------------------------
TABLE 6
SECURITIES
(Dollars in thousands)

                                      1997                      1996                      1995
                             -----------------------   -----------------------   -----------------------
                                          Securities                Securities                Securities
                             Investment    available   Investment    available   Investment    available
                             securities    for sale    securities    for sale    securities    for sale
                             ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury securities       $    --      $    --      $    --     $    --      $    --       $ 1,520
U.S. Government agency
   securities                       --       31,455           --      21,721           --        18,917
State and municipal bonds           --       34,059       24,042       5,349        8,311        15,856
Mortgage-backed securities          --       25,465           --      16,372        7,213        14,638
Equity securities                   --          871           --         853           --           887
Federal Home Loan Bank stock        --        3,314           --       1,623           --         2,023
                               -------      -------      -------     -------      -------       -------
                               $    --      $95,164      $24,042     $45,918      $15,524       $53,841
                               =======      =======      =======     =======      =======       =======
--------------------------------------------------------------------------------
                                       13


-------------------------------------------------------------------------------
TABLE 7

MATURITIES AND YIELDS OF DEBT SECURITIES
(Dollars in thousands)


                                            Investment securities                          Securities available for sale
                                ------------------------------------------------   ------------------------------------------------
                                                                       Current                                            Current
                                Amor-     Un-       Un-    Estimated   weighted-   Amor-      Un-       Un-    Estimated  weighted-
                                tized  realized  realized    fair      average     tized   realized  realized    fair     average
                                cost    gains     losses     value      yield      cost     gains     losses     value     yield
                                -----  --------  --------  ---------   ---------   -----   --------  --------  ---------  ---------
U.S. Government
   agency securities:
   Due within one year           $--      $--       $--       $--         --%     $  --      $ --      $ --     $   --       --%
   Due after one--
      five years                  --       --        --        --         --       22,987       5        84      22,908     6.25
   Due after five years           --       --        --        --         --        8,493      61         7       8,547     6.79
State and municipal securities:
   Due within one year            --       --        --        --         --        1,080       2        --       1,082     5.75
   Due after one--
      five years                  --       --        --        --         --        4,027      24         4       4,047     6.34
   Due after five years           --       --        --        --         --       28,338     596         4      28,930     7.33
Mortgage-backed securities:
   Due after five years            --      --        --         --        --       25,809      21       365      25,465     7.16
                                 ----    ----      ----       ----                 ------    ----      ----     -------
                                  $--     $--       $--        $--                $90,734    $709      $464     $90,979
                                 ====    ====      ====       ====                 ======    ====      ====     =======

--------------------------------------------------------------------------------

the securities that are directly owned by the Company, including U.S. Government and U.S. Government agency obligations and obligations of municipal and political subdivisions. Investment securities can be used to secure public deposits and as collateral for Federal Home Loan Bank ("FHLB") borrowings. The Company holds no derivatives in its portfolios. The accounting policy for securities is included in Note 1 to the Consolidated Financial Statements. At year end 1997, the AFS securities portfolio had total unrealized gains of $709 and total unrealized losses of $614.

Investment securities portfolio yields decreased to 6.68% from the prior year levels of 6.76% as a result of the change in the mix of the portfolio caused by the turnover (sales and maturities) of higher yielding securities. In 1997, $22,495 of securities were sold, $6,423 of securities were called or matured and $52,769 of securities were purchased. During 1997, the overall portfolio was managed with a goal to increase loan volumes, as discussed below. At December 31, 1997, the Company had $5,305 in municipal securities issued by Pennsylvania School Districts and guaranteed by the State of Pennsylvania. At the end of the past two years, the Company did not have any other investment with a single issuer (except for U.S. Government and agency obligations) that was greater than 10% of stockholders' equity. Table 6: Securities and Table 7: Maturities and Yields of Debt Securities provide further information on the Company's securities portfolios.

LOANS

Loans net of unearned income for 1997 averaged $165,687, which was an increase of $17,166 or 11.6% from the 1996 level. Total loans at December 31, 1997 of $158,292 are shown in Table 8: Summary of Total Loans. Increases occurred in the residential mortgage, construction and land development and consumer loan categories due to the generally favorable economic environment coupled with extensive marketing efforts by the Bank's lending staff. In addition, Classic created increased loan volume and loan growth in the residential construction and residential lot portfolios as we emphasized these products in our marketing efforts. The small decreases in the commercial mortgage and commercial loan categories were due to a refocus in the Bank's lending initiatives. Borrowers are concentrated in a market area that extends from Carroll County, Baltimore County and Howard County, Maryland and to a lesser extent other parts of central Maryland and south central Pennsylvania.

Commercial mortgage loans, which represent 42.3% of the loan portfolio, were $66,995 at December 31, 1997. This was a decrease of 4.2% from the 1996 level.

Commercial loans, which represent 11.5% of the loan portfolio, were $18,208 at December 31, 1997, a decrease of 19.4% from the 1996 level. The decreases in these portfolios were due primarily to the exiting from certain relationships which no longer fit the overall credit and strategic philosophies of the Bank.

The commercial mortgage and commercial loan portfolios are strongly oriented towards diversified middle market borrowers in the manufacturing, wholesaling, services and real estate industries. The credit risk associated with middle market borrowers is principally influenced by general economic conditions and the resulting impact on the borrowers' operations. Generally, emphasis on commercial loans is desirable to diversify the overall loan portfolio and to increase the Bank's net interest margin. The Bank places a very heavy reliance on real estate collateral in most of its commercial underwriting.

Consumer loans, which include home equity lines of credit, as well as other personal loans, increased by 8.7% in 1997 as the Company continues to focus marketing efforts in this area. Particular emphasis is placed on home equity lines of credit ("helocs") because of the profitability associated with consumer relationships that develop and the competitive environment that exists for other consumer types of loans from specialty lenders, such as finance companies, credit card banks and captive auto lenders. Management also believes that the Company's overall focus on residential lending, including lot, construction, permanent and helocs is a strategy that will differentiate us from the competition.

Residential mortgage loans of $24,837 were 15.7% of the loan portfolio. This category increased by 21.3% in 1997, primarily due to activities of the Bank's mortgage-banking division, Classic. While the majority of residential mortgage loan originations that occur at Classic are sold in the secondary market, some of their production is placed in the Bank's portfolio to suit the Bank's strategic purposes. Classic's loan production for 1997 was $84 million, of which $24 million was sold servicing released and $11 million was sold, servicing retained. Loans of $33 million, which included $26 million in residential construction and lot loans, were retained in the Bank's portfolio and $16 million was originated for the loans held for sale portfolio.

Construction and land development loans were $29,187, an increase of 1.7% from 1996, due to continued focus on these types of loans in 1997. Residential construction loans comprised the majority of the increase and represented 34.5% of the total portfolio balance due to Classic's substantial marketing efforts in 1997. Residential construction loans are owned and serviced by the Bank until the end of the construction period. At the time of conversion to permanent loans, the loan is generally sold in the secondary market.

Loans, as a result of maturities, monthly payments, salability and as a source of collateral provided an important source of liquidity to the Company. Unused loan commitments related primarily to commercial loans are shown in Note 6 to the Consolidated Financial Statements.

Table 9: Maturities of Loans, shows the maturities of selected loan categories at year end 1997.

NON-PERFORMING ASSETS

Non-performing assets include non-accrual loans and

-------------------------------------------------------------------------------
TABLE 8
SUMMARY OF TOTAL LOANS
(Dollars in thousands)


                                                             December 31,
                              -----------------------------------------------------------------------------------
                               1997     %       1996     %       1995      %       1994      %       1993      %
                               ----   ----      ----   ----      ----    ----      ----    ----      ----    ----
Real Estate:
   Commercial mortgages     $ 66,995  42.3%  $ 69,947  43.9%  $ 56,001   40.2%  $ 64,684   43.7%  $ 66,692   54.2%
   Residential mortgages      24,837  15.7     20,477  12.9     31,357   22.5     36,880   24.9     24,588   20.0
   Construction and land
      development             29,187  18.5     28,695  18.0     13,121    9.4     10,913    7.4      7,026    5.7
                            -------- -----   -------- -----   --------  -----   --------  -----   --------  -----
Total real estate            121,019  76.5    119,119  74.8    100,479   72.1    112,477   76.0     98,306   79.9
Commercial                    18,208  11.5     22,582  14.2     22,181   15.9     20,909   14.1     12,361   10.0
Consumer                      19,065  12.0     17,546  11.0     16,759   12.0     14,602    9.9     12,493   10.1
                            -------- -----   -------- -----   --------  -----   --------  -----   --------  -----
   Total                    $158,292 100.0%  $159,247 100.0%  $139,419  100.0%  $147,988  100.0%  $123,160  100.0%
                            ======== =====   ======== =====   ========  =====   ========  =====   ========  =====

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
TABLE 9
MATURITIES OF LOANS
(Dollars in thousands)

                                                                         After 1
                                               Within 1 Year       But Within 5 Years        After 5 Years
                                           -------------------     -------------------     -------------------
                                            Fixed     Variable      Fixed     Variable      Fixed     Variable
                                           -------    --------     -------    --------     -------    --------
Real Estate:
   Commercial mortgages (3)                $ 7,059     $11,639     $24,240     $ 5,860     $16,892     $ 1,305
   Residential mortgages                       661          42       1,454          57      17,126       5,497
   Construction and
      land development (2)                   9,863       5,257       3,212       2,353       7,343       1,159
Commercial (1)                               1,029       7,139       2,843       3,784       2,595         818
Consumer (4)                                   345           7       3,770         105       7,253       7,585
                                           -------     -------     -------     -------     -------     -------
   Total                                   $18,957     $24,084     $35,519     $12,159     $51,209     $16,364
                                           =======     =======     =======     =======     =======     =======

(1) includes nonaccrual loans of $289
(2) includes nonaccrual loans of $264
(3) includes nonaccrual loans of $1,385
(4) includes nonaccrual loans of $23

-------------------------------------------------------------------------------

foreclosed property. Non-accrual loans represent loans on which interest accruals have been suspended. It is the Company's policy to discontinue interest accruals on commercial and real estate loans when management believes, after considering economic and business conditions and collection efforts and in the absence of adequate collateral, that collection is questionable. Legal foreclosures occur when Monocacy legally takes title to the collateral of the loan.

Non-performing assets at year end 1997 were $2,098 or 1.3% of loans, net of unearned income and foreclosed property, compared with $1,449 or .9% at the end of 1996. This increase of $649 occurred as the Company adopted a new credit philosophy, which, among other things, calls for aggressive exit strategies on certain loans that no longer fit the Company's desired portfolio. In addition, two significant commercial mortgage loans were placed on non-accrual status during 1997 due to questionable collectibility. Table 10 provides details of the various components of non-performing assets and past due loans for the past five years. The Bank's coverage for these non-performing assets is at 121%, which management considers adequate.

The majority of the nonaccrual loan balance consists of five commercial properties, three commercial business loans, one residential construction property and two sin-

-------------------------------------------------------------------------------
TABLE 10
NON-PERFORMING ASSETS AND PAST DUE LOANS
(Dollars in thousands)


                                                               December 31,
                                           ------------------------------------------------
                                            1997       1996       1995      1994     1993
                                            ----       ----       ----      ----     ----
Non-performing loans--
   Non-accrual loans                       $1,961     $  793     $1,258       $ 25     $519
Other real estate owned                       137        656      1,311        278       64
                                           ------     ------     ------       ----     ----
   Total non-performing assets             $2,098     $1,449     $2,569       $303     $583
                                           ======     ======     ======       ====     ====

Accruing loans past due
   90 days or more                         $  760     $  757     $  174       $936     $240
                                           ======     ======     ======       ====     ====

Allowance for loan losses to:
   Non-performing loans                     129.5%     264.8%     151.4%   7,608.0%   290.8%
   Non-performing assets                    121.0      144.9       74.1      627.7    258.8

-------------------------------------------------------------------------------
gle family residences. The foreclosed property consists of one undeveloped residential lot. Management is aggressively working out all non-performing assets as fast as legal constraints permit in order to minimize their impact on earnings and growth strategies.

Accruing loans past due 90 days or more as to principal or interest were $760 at the end of 1997, as compared to $757 for 1996. These loans are in the process of collection and are considered by management to be adequately collateralized.

At December 31, 1997, management had identified nonaccrual loans (as shown in Table 10) of $1,961 as impaired loans, in accordance with FASB Statement No.
114. There were no valuation allowances for impaired loans at December 31, 1997 as the amounts by which the measure of the impaired loans were less than the investment in the loans were charged off in 1997 for all impaired loans held in 1997.

BANK PREMISES AND EQUIPMENT

The Company's bank premises and equipment decreased to $8,171 at December 31, 1997 from $8,435 at December 31, 1996. Construction in progress at December 31, 1997 consists mostly of costs incurred to date on a possible new branch location.

FUNDING

DEPOSITS

The Company offers to its diverse customer base a full range of savings instruments including interest-bearing and non interest-bearing demand, savings and certificates of deposit. Monocacy competes for deposits with other commercial banks, savings banks and savings and loan associations, bond and stock markets and non-bank financial service providers including money market funds,

-------------------------------------------------------------------------------
TABLE 11
MATURITY OF LARGE DENOMINATION CERTIFICATES OF $100,000 OR MORE
(Dollars in thousands)

                                      December 31,
                                          1997
                                      ------------
   3 months or less                      $1,821
   Over 3 through 6 months                1,463
   Over 6 through 12 months                 595
   Over 12 months                         2,825
                                         ------
                                         $6,704
                                         ======
-------------------------------------------------------------------------------

credit unions and other deposit gathering institutions. The competition among the various financial institutions, higher consumer awareness and a desire for high returns and service has increased the relative cost of and continues to reduce the overall benefits received from many categories of deposits. Interest-bearing liabilities (including other borrowings, discussed below) averaged $222,966 for 1997, an increase of 3.0% from 1996. The increase was due primarily to increases in the Company's savings products, primarily certificates of deposit as a result of a 1997 certificate of deposit promotional campaign. The opening of the two new branches during the second half of 1996 continues to bring in additional deposits. In addition, Monocacy was able to increase its deposit and customer base during the year through new products, marketing and a high quality of customer service.

The Company has a portfolio of large denomination certificates of $100,000 or more as shown in Table 11. The majority of the certificates have been sold to existing in-market customers; however, at times, deposits have been placed at the Bank from national brokers. At December 31, 1997, 94.2% of the $6,704 total are from the Bank's existing deposit base.

OTHER FUNDING SOURCES

The Company periodically borrows from the FHLB of Atlanta under a secured borrowing arrangement. At December 31, 1997, the aggregate advances from the FHLB were $34,571. These borrowings are done primarily on a matched basis, meaning that the Company manages the interest rate risk that may otherwise exist on certain types of transactions such as long term fixed rate loans or fixed rate securities in concert with the Company's overall asset/liability policy. As a result, the transactions are likely to be more profitable to the Company and can allow the Company to better serve its markets. In general, these borrowings are stable although relatively more expensive than deposits. Of these borrowings, $14,823 will mature in 1998. The Company from time to time will borrow funds on an overnight basis from its correspondents banks and the FHLB. These types of borrowings averaged $640 for 1997.

STOCKHOLDERS' EQUITY

Stockholders' equity provides a source of permanent funding, allows for future growth and assists the Company to withstand unforeseen and adverse developments. At December 31, 1997, stockholders' equity was $24,168, which was above the previous year end level of $21,648, as a result of earnings, the increase in the

-------------------------------------------------------------------------------
TABLE 12
RISK BASED AND OTHER CAPITAL DATA
(Dollars in thousands)


                                                           December 31,
                                         -----------------------------------------------
                                                  1997                     1996
                                         ----------------------   ----------------------     Regulatory
                                          Balance       Percent    Balance       Percent     Requirement
                                         ---------      -------   ---------      -------     -----------
Common stockholders' equity (1)           $ 24,106                 $ 22,421
Intangibles (2)                             (3,798)                  (4,012)
                                          --------        -----    --------        -----
   Total tier 1                             20,308        11.10%     18,409        10.31%          4.00%
Qualifying allowance
   for loan losses                           2,289                    2,100
                                          --------        -----    --------        -----
   Total tier II                          $ 22,597        12.35%   $ 20,509        11.49%
                                          ========        =====    ========        =====
Total risk-based capital                  $ 22,597        12.35%   $ 20,509        11.49%          8.00%
                                          ========        =====    ========        =====
Total risk-adjusted assets                $182,928                 $178,569
                                          ========                 ========
   Leverage ratio                                          7.00%                     7.03%    3.00-5.00%
                                                          =====                     =====

(1) Calculation does not include adjustment to capital for net unrealized gains/losses on AFS securities as defined by regulators.
(2) Includes deposit premium, goodwill, purchased mortgage servicing rights, mortgage-servicing rights and organization costs.

-------------------------------------------------------------------------------

adjustment in the fair values of the AFS securities portfolio offset by an increase in cash dividends and new issues of common stock under the Bank's dividend reinvestment plan.

For 1997, the Company's annual cash dividend rate, as adjusted for the February 1998 10% stock dividend, was $.40 per share, as compared to a rate of $.33 in 1996. In addition, the Company declared a 10% common stock dividend in 1997 and in 1996. The increase in the cash dividend rate and the declaration of the common stock dividend was in recognition of the continued strong financial health, liquidity and capital position of the Company. The net unrealized holding gain on securities available for sale of $62 reflects the after-tax unrealized net gain on these securities. This was an unrealized net loss of $773 at December 31, 1996. It is important to note that the monthly adjustments of fair value on these securities will generally move in concert with interest rates and there is potential for volatility in this category of stockholders' equity. Management intends to actively manage this portfolio to ensure that optimal returns are achieved by the Company with low impact on stockholders' equity.

A Dividend Reinvestment plan was established in October 1994 which offers stockholders a variety of options to increase their stock holdings. At January 30, 1998, 431 stockholders were enrolled in the plan. In 1997, approximately 13,000 new shares of stock were issued through the plan which resulted in additional capital of $289.

A primary objective of management is and has been to sustain a strong capital position to merit the confidence of its customers, the investing public, banking regulators and stockholders. Capital adequacy may be defined as the amount of capital needed to support future asset growth and to absorb losses if necessary. Regulators consider a range of factors when determining capital adequacy such as the organization's size, quality and stability of earnings, risk diversification, management expertise, asset quality, liquidity and internal controls. Management reviews the various capital ratios monthly and takes appropriate action to ensure they are within established internal and external guidelines. Management believes that Monocacy's current capital ratios (consolidated), as shown in Table 12, are adequate to support its various business ventures. Table 12 shows the Company's capital positions, as of December 31, 1997, and shows that the Company's ratios are significantly above the regulatory requirements. The Company is subject to restrictions on the payment of dividends to its stockholders as discussed in Note 19 to the Consolidated Financial Statements. In addition, Federal and State banking regulations place certain restrictions on the ability of the Bank to pay dividends to Monocacy.


INTEREST RATE SENSITIVITY

The Company's interest rate sensitivity position is managed by the Asset and Liability Committee ("ALCO"). ALCO's purpose is to optimize net interest income and earnings by managing balance sheet mix and interest rate sensitivity in order to create an acceptable balance between safety, profitability and liquidity. The committee addresses policy and business decisions of pricing, asset and funding mix, asset sales, investments, capital and tax strategies. Legislative changes, monetary control efforts of the Federal Reserve, the effects of deregulation and the overall economic environment significantly affect the task. Table 13: Interest Rate Sensitivity, shows the Company to be in a cumulative net asset sensitive position of 10.67% within the one year horizon as of December 31, 1997. When interest rates are rising, a net asset sensitive position is desirable, as more assets will be priced at higher rates than liabilities, resulting in a favorable impact on net interest income. Likewise, when interest rates are declining, a net liability sensitive position is preferred. It is important to note that management possesses the ability to adjust this position through the sale of various assets or obtaining of other sources of funds including certificates of deposit, FHLB borrowings or other deposit adjustments as deemed necessary.

LIQUIDITY

Liquidity is the ability to meet present and future financial obligations either through the sale or maturity of existing assets or by the acquisition of additional funds through liability management. During 1997 and on an ongoing basis, all aspects noted have been utilized, including loan sales, investment security transactions and the use of borrowings from the FHLB and other correspondent banks and deposit promotions to complement

-------------------------------------------------------------------------------
TABLE 13
INTEREST RATE SENSITIVITY
(Dollars in thousands)


                                                                   December 31, 1997
                                           -----------------------------------------------------------------
                                             1-30      31-90      91-360     >1 Year-   >3 Years-    Over
                                             Days       Days       Days       3 Years    5 Years    5 Years
                                           -------    -------     -------    --------   --------    --------
Interest-earning assets:
   Loans held for sale                     $     3    $    11     $    37    $  1,296   $    973    $  2,620
   Securities available for sale,
     investment securities and
     federal funds sold                     19,068      4,166       7,338      18,030      8,845      51,515
   Loans (1)                                54,487      3,778      17,323      29,852     21,894      30,958
                                           -------    -------     -------    --------   --------    --------
   Total interest-earning assets            73,558      7,955      24,698      49,178     31,712      85,093
Interest-bearing liabilities:
   Savings and interest checking (2)         1,471      1,471       5,148      72,785         --          --
   Certificates of deposit                   6,238     14,177      30,824      66,799      4,657          75
   Borrowings                                1,087      1,000      13,823       1,650     15,000       3,098
                                           -------    -------     -------    --------   --------    --------
   Total interest-bearing liabilities        8,796     16,648      49,795     141,234     19,657       3,173
Non-rate related assets
   and liabilities, net                                                                              (32,891)
                                           -------    -------     -------    --------   --------    --------
Interest sensitivity gap (3)                64,762     (8,693)    (25,097)    (92,056)    12,055      49,029
                                           -------    -------     -------    --------   --------    --------
Interest sensitivity gap as a
   percentage of total assets                22.31%     (2.99)%     (8.65)%    (31.72)%     4.15%      16.89%
Cumulative interest sensitivity
   gap (3)                                 $64,762    $56,069     $30,972    $(61,084)  $(49,029)   $     --
                                           -------    -------     -------    --------   --------    --------
Cumulative interest sensitivity
   gap as a percentage of
   total assets                              22.31%     19.32%      10.67%     (21.05)%   (16.89)%        --%
                                           =======    =======     =======    ========   ========    ========

(1) Loans are stated before deducting allowance for loan losses, but net of unearned income.
(2) The Company's historical rate sensitivity analysis shows that interest checking and statement savings, while technically subject to immediate withdrawals, actually have repricings and run-off characteristics of longer term deposits.
(3) Interest sensitivity gaps represent the difference between total interest-earning assets and total interest-bearing liabilities.

--------------------------------------------------------------------------------
the Company's normal deposit gathering efforts. A coordination of asset maturities and effective liability management are important to the maintenance of liquidity. Stable core deposits and other non-interest-bearing funds, accessibility to local, regional and national funding sources and readily marketable assets are all important to manage liability. Asset liquidity is generally provided by cash, federal funds sold, securities available for sale and maturing investment securities. Liability liquidity is measured by adequate amounts and by length of maturities. Since core deposits are the most stable source of liquidity a bank can have because they are generally government insured, the high level of average core deposits during 1997 maintained the Company's strong liquidity position. The Company's equity base also provides a stable source of funding. It is important to note that the Company does not rely on the capital markets for funding.

OTHER MATTERS

On May 15, 1997, the Bank signed a management agreement with Franey, Parr & Associates, Inc. for the purpose of managing the Bank's newly formed insurance center, which began marketing and selling insurance on September 1, 1997.

On September 22, 1997, the Bank entered into a service agreement with TrustCorp America for the Trust Company to provide trust services to the Bank's existing trust customers, as successor fiduciary, and to provide ongoing service through operation of a referral program for future trust business.

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on, the business of the Company and the Bank. Management cannot predict whether such legislation will be adopted or, if adopted, how such legislation would affect the business of the company and the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Company's and the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the cost of doing business. Except as specifically described above, Management believes that the effect of the provisions of the legislation on the liquidity, capital resources, and results of operations of the Company will be immaterial. Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation, which, if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on the Company's results of operations.

Further, the business of the Company is also affected by the state of the financial services industry in general. As a result of legal and industry changes, Management anticipates that the industry will continue to experience an increase in consolidations and mergers as the financial services industry strives for greater cost efficiencies and market share. Management believes that such consolidations and mergers may enhance its competitive position as a community bank.

YEAR 2000 COMPLIANCE

The Company is in the process of assessing the cost and extent of vulnerability of the Company's computer systems to the "Year 2000 problem." Modification or replacements of computer systems to attain Year 2000 compliance have begun, and the Company expects to attain Year 2000 compliance and institute appropriate testing of its modifications and replacements before the Year 2000 date change. The Company believes that, with modifications to existing software and conversions to new software, the Year 2000 problem will not pose a significant operational problem for the Company. However, because most computer systems are, by their very nature, interdependent, it is possible that non-compliant third party computers could "reinfect" the Company's computer systems. The Company could be adversely affected by the Year 2000 problem if it or unrelated parties fail to successfully address this problem. The Company has taken steps to communicate with the unrelated parties with whom it deals to coordinate Year 2000 compliance. Most of the costs incurred in addressing the Year 2000 problem are expected to be expensed as incurred, in accordance with Generally Accepted Accounting Principles.

The financial impact to the Company of Year 2000 compliance has not yet been determined. However, it is not anticipated to be material to the Company's financial position or results of operations in any given year.


PROSPECTIVE ACCOUNTING CHANGES

In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after

December 31, 1997 and is to be applied prospectively. This Statement will require, among other things, that the Company record at fair value, assets and liabilities resulting from a transfer of financial assets. The Company will adopt the provisions of SFAS 125 as of January 1, 1998. As of December 31, 1997, the Company had $538 in assets comprised of mortgage servicing rights that would be subject to this statement.

In June, 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 is effective for fiscal years beginning after December 15, 1997. This Statement will require the disclosure of comprehensive income, which is defined as "the change in equity [net assets] of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners."

In June, 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 is effective for fiscal years beginning after December 15, 1997. This Statement will require the reporting of information by operating segments if those segments meet certain quantitative thresholds.





                        [MONOCACY BANCSHARES, INC. LOGO]

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                December 31, 1996 compared to December 31, 1995
                 (Dollars in thousands--except per share data)

OVERVIEW

Earnings for 1996 were $1,611 or $.91 per share (as restated for the February, 1998 stock dividend) which was a $740 or 31.5% decrease from the earnings level of 1995. 1996 was a year of investment in the future. In March of 1996, Royal Oak Savings Bank, which was acquired on December 31, 1995, was merged into the Bank. In April, 1996, the Company acquired Classic and is currently operating it as a division of the Bank. In addition, two new branches of the Bank were opened in 1996. All of these projects involved extensive costs in the data processing, operational and branch areas of the Company throughout the year.

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

NET-INTEREST INCOME

Net interest income after provision for loan losses was $8,872 in 1996, up from $8,342 in 1995. The growth in both earning assets and interest-bearing liabilities contributed to this increase and was offset by a decrease in the net yield on earning assets to 4.09% from 4.68%.

Tax equivalent net interest income increased to $9,960 in 1996, from $9,608 in 1995, due to the increase in tax-exempt state and municipal securities.

INTEREST INCOME

Interest income on a fully taxable equivalent basis increased to $20,381 from the $17,460 level in 1995 due to higher available yields on increased average earning assets. The average earning assets increased to $243,361 with growth noted in most all loan categories and in the investment securities portfolios.

INTEREST EXPENSE

Interest expense increased to $10,421 from $7,852 in 1995 with significant increases in interest rates and levels of interest-bearing liabilities including FHLB borrowings. In addition, average certificates of deposit, one of the higher cost components of interest expense, increased by 30.4% over 1995.

INTEREST RATE PERFORMANCE

The net interest margin in 1996 was 4.09%, which was down by 59 basis points from the 1995 level. During 1996, the net interest margin decreased generally because of increased interest costs on interest-bearing liabilities and the decreased yield on earning assets. The yield on earning assets decreased by 14 basis points and the rates paid on liabilities and borrowings increased by 35 basis points.

NON-INTEREST INCOME

During 1996, non-interest income was $2,039, a substantial increase from the 1995 level of $1,427. This increase was due primarily to the increased profitability of the Company's mortgage-banking operations, due to the acquisition of Classic in April, 1996. During 1996, $220 of investment security losses were recorded versus $55 of security gains recorded in 1995.

NON-INTEREST EXPENSE

Non-interest expense for 1996 was $8,762, a $2,226 or 34.1% increase from the 1995 level. The largest increase was noted in salary/benefit categories as staff grew during 1996. Other categories of non-interest expenses, including data processing and equipment expenses, increased with the increasing staff and loan and deposit volumes and locations noted.

LIQUIDITY

As in the past, the Company maintained a very favorable liquid position in accordance with management's Asset/Liability and Liquidity policies. In addition, the Bank retains a correspondent relationship for the purchase of Federal Funds as well as a line of credit with the FHLB.

CAPITAL

The Company had a Tier I Capital Ratio of 10.31%, a Total Risk-Based Capital Ratio of 11.49% and a Leverage Ratio of 7.03% at December 31, 1996, which were well above regulatory requirement levels.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Monocacy Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Monocacy Bancshares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monocacy Bancshares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                          /s/ Stegman & Company
Towson, Maryland
January 23, 1998

                          Consolidated Balance Sheets

                           December 31, 1997 and 1996
                             (Dollars in thousands)


ASSETS                                                               1997           1996
                                                                    ------         ------
   Cash and due from banks (note 2)                                $  7,081       $ 10,374
   Federal funds sold                                                12,614          2,000
   Interest-bearing deposits with other banks                         1,184            108
   Loans held for sale                                                4,940         10,118
   Securities available for sale (note 3)                            95,164         45,918
   Investment securities (approximate fair value of
      $23,860 at December 31, 1996) (note 4)                             --         24,042
   Loans, net of allowance for loan losses of
      $2,539 and $2,100 (note 5)                                    155,716        156,690
   Bank premises and equipment, net (note 7)                          8,171          8,435
   Other real estate owned                                              137            656
   Deferred income taxes (note 10)                                      771            899
   Accrued interest receivable                                        2,152          1,939
   Other assets                                                       2,310          1,836
                                                                   --------       --------
            Total assets                                           $290,240       $263,015
                                                                   ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY

   Deposits:
      Non-interest-bearing                                         $ 25,225       $ 24,002
      Interest-bearing:
         Savings and checking                                        80,875         84,160
         Certificates of deposit:
            Under $100,000                                          116,066        109,664
            $100,000 and over                                         6,704          7,213
                                                                   --------       --------
   Total deposits                                                   228,870        225,039
   Short-term borrowings (note 8)                                    15,910          7,600
   Other long-term borrowings (note 8)                               19,748          7,739
   Accrued expenses payable                                           1,271            555
   Other liabilities                                                     94            287
   Dividends payable                                                    179            147
                                                                   --------       --------
            Total liabilities                                       266,072        241,367
                                                                   --------       --------

Stockholders' equity:
   Common stock, par value $5.00 per share;
     authorized 4,000,000 shares; issued and
     outstanding 1,628,522 in 1997
     and 1,468,324 shares in 1996                                     8,143          7,342
   Common stock dividend to be distributed                            4,034          3,699
   Surplus                                                           11,863          9,145
   Retained earnings                                                     66          2,235
   Unrealized holding gain (loss) on securities, net                     62           (773)
   Commitments and contingencies (notes 6 and 13)
                                                                   --------       --------
            Total stockholders' equity                               24,168         21,648
                                                                   --------       --------
            Total liabilities and stockholders' equity             $290,240       $263,015
                                                                   ========       ========

The accompanying notes are an integral part of these consolidated financial statements

                       CONSOLIDATED STATEMENTS OF INCOME

              For the years ended December 31, 1997, 1996 and 1995
                             (Dollars in thousands)

                                                                   1997             1996             1995
                                                                  ------           ------           ------
INTEREST INCOME:
   Loans, including fees                                        $   15,982       $   14,043       $   13,535
   Securities available for sale - taxable                           3,244            3,797              712
   Securities available for sale - tax exempt                          297              422              268
   Investment securities-taxable                                         1               26            1,892
   Investment securities-tax exempt                                  1,059            1,107              472
   Interest-bearing deposits with other banks                           46               52              132
   Federal funds sold                                                  227              146               68
                                                                ----------       ----------       ----------
   Total interest income                                            20,856           19,593           17,079
                                                                ----------       ----------       ----------

INTEREST EXPENSE:
   Deposits of $100,000 or more                                        401              469              486
   Other deposits                                                    9,157            8,782            6,419
   Federal funds purchased                                              28               95               55
   Other borrowings                                                  1,101            1,075              892
                                                                ----------       ----------       ----------
   Total interest expense                                           10,687           10,421            7,852
                                                                ----------       ----------       ----------

   Net interest income                                              10,169            9,172            9,227
Provision for loan losses                                            1,110              300              885
                                                                ----------       ----------       ----------
   Net interest income after
      provision for loan losses                                      9,059            8,872            8,342
                                                                ----------       ----------       ----------

NON-INTEREST INCOME:
   Service charges on deposit accounts                                 600              438              329
   Other service charges                                               651              660              475
   Trust department fees                                               121              150              151
   Gains and fees on sale of loans                                   1,143              864              167
   Gains (losses) on securities                                         87             (220)              55
   Other                                                               248              147              250
                                                                ----------       ----------       ----------
   Total non-interest income                                         2,850            2,039            1,427
                                                                ----------       ----------       ----------

NON-INTEREST EXPENSE:
   Salaries                                                          4,265            3,956            3,062
   Employee benefits (note 9)                                        1,361            1,131              743
   Occupancy                                                           720              628              436
   Equipment                                                           778              712              670
   Deposit insurance                                                    60              335              198
   Professional fees                                                   676              379              282
   Litigation                                                          230                -                -
   Other                                                             1,561            1,621            1,145
                                                                ----------       ----------       ----------
   Total non-interest expense                                        9,651            8,762            6,536
                                                                ----------       ----------       ----------
   Income before income taxes                                        2,258            2,149            3,233
Income tax provision (note 10)                                         140              538              882
                                                                ----------       ----------       ----------

   Net income                                                   $    2,118       $    1,611       $    2,351
                                                                ==========       ==========       ==========

Net income per common share--basic (note 15)                    $     1.19       $      .91       $     1.33
Net income per common share--diluted (note 15)                  $     1.16       $      .90       $     1.32
Cash dividends per common share outstanding                     $      .40       $      .33       $      .30
Average common shares outstanding
   (as adjusted to reflect the February, 1998 stock dividend)    1,785,754        1,771,177        1,761,694

The accompanying notes are an integral part of these consolidated financial statements

                     CONSOLIDATED STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY

              For the years ended December 31, 1997, 1996 and 1995
                             (Dollars in thousands)

                                                                                                                 Unrealized
                                                     Common Stock          Common Stock                             Holding
                                                  ---------------------   Dividend to be             Retained     Gain (Loss)
                                                   Shares    Par value     Distributed     Surplus   Earnings    on Securities
                                                  --------   ----------   --------------   -------   --------    -------------
BALANCE, DECEMBER 31, 1994                       1,314,829     $6,574        $    --       $ 6,610    $ 5,932        $(506)
   Net income                                           --         --             --            --      2,351           --
   Issuance of shares of common stock
      in connection with employee benefit
      and dividend reinvestment plan                 8,726         44             --           167         --           --
   Cash dividend, $0.30 per share                       --         --             --            --       (528)          --
   10% stock dividend to be
      distributed                                       --         --          2,846            --     (2,846)          --
   Increase in fair value of
      securities available for sale                     --         --             --            --         --          525
                                                 ---------     ------        -------       -------    -------        -----
BALANCE, DECEMBER 31, 1995                       1,323,555      6,618          2,846         6,777      4,909           19
   Net income                                           --         --             --            --      1,611           --
   Issuance of shares of common stock
      in connection with employee benefit
      and dividend reinvestment plan                12,688         63             --           183         --           --
   Issuance of 10% stock dividend                  132,081        661         (2,846)        2,185         --           --
   Cash dividend, $0.33 per share                       --         --             --            --       (586)          --
   10% stock dividend to be
      distributed                                       --         --          3,699            --     (3,699)          --
   Decrease in fair value of securities
      available for sale                                --         --             --            --         --         (792)
                                                 ---------     ------        -------       -------    -------        -----
BALANCE, DECEMBER 31, 1996                       1,468,324      7,342          3,699         9,145      2,235         (773)
   Net income                                           --         --             --            --      2,118           --
   Issuance of shares of common stock
      in connection with employee benefit
      and dividend reinvestment plan                13,371         67             --           222         --           --
   Issuance of 10% stock dividend                  146,827        734         (3,699)        2,496        462           --
   Cash dividend, $0.40 per share                       --         --             --            --       (715)          --
   10% stock dividend to be
      distributed                                       --         --          4,034            --     (4,034)          --
   Increase in fair value of securities
      available for sale                                --         --             --            --         --          835
                                                 ---------     ------        -------       -------    -------        -----
BALANCE, DECEMBER 31, 1997                       1,628,522     $8,143        $ 4,034       $11,863    $    66        $  62
                                                 =========     ======        =======       =======    =======        =====

The accompanying notes are an integral part of these consolidated financial statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended December 31, 1997, 1996 and 1995
                             (Dollars in thousands)

                                                                     1997             1996          1995 (1)
                                                                    ------           ------         --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                     $  2,118         $  1,611         $  2,351
   Adjustments to reconcile net income to net cash
         provided by operating activities:
      Depreciation and amortization                                    957            1,131              628
      Provision for loan losses                                      1,110              300              885
      Deferred income taxes                                            143               29              114
      (Gains)/losses on sales of securities available for sale         (87)             220              (55)
      Proceeds from sales of loans originated for sale              42,477           33,585           17,256
      Disbursements for loans originated for sale                  (36,156)         (43,058)         (17,089)
      Gains on sale of loans                                        (1,143)            (864)            (167)
      Increase(decrease) in unearned income,
          net of origination costs                                    (366)             519             (229)
      Gain on sale of other real estate owned                           (5)             (14)             (20)
      Write-down of real estate owned                                    6               14               --
   Net change in:
      Accrued interest receivable                                     (213)            (276)            (138)
      Accrued expenses payable                                        (314)            (605)            (332)
   Other--net                                                         (244)          (1,786)              58
                                                                  --------         --------         --------
      Net cash provided by (used in) operating activities            8,283           (9,194)           3,262
                                                                  --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Net (increase)decrease in interest-bearing
      deposits with other banks                                     (1,076)             696              328
   Proceeds from maturities of investment securities                    15            7,003            6,717
   Proceeds from sales of securities available for sale             22,495           34,984            4,974
   Proceeds from maturities of securities available for sale         6,408            2,506            3,065
   Purchases of securities available for sale                      (52,769)         (29,614)         (19,479)
   Purchases of investment securities                                   --          (15,521)          (7,268)
   Sales of loan participations                                        704            7,532              945
   Purchases of loan participations                                     --           (1,300)              --
   Loan originations, net of principal repayments                     (547)         (26,488)          (2,044)
   Proceeds from sales of other real estate owned                      591              561               25
   Additions to other real estate owned                                 --              (68)             (38)
   Purchases of bank premises and equipment                           (508)          (2,860)            (991)
                                                                  --------         --------         --------
      Net cash used in investing activities                        (24,687)         (22,569)         (13,766)
                                                                  --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in deposits                                          3,831            1,627           51,539
   Proceeds from issuance of other borrowings                       27,243           23,167            3,000
   Repayment of other borrowings                                    (6,923)         (27,461)          (2,886)
   Issuance of common stock                                            289              246              211
   Dividends paid on common stock                                     (715)            (586)            (528)
                                                                  --------         --------         --------
      Net cash provided by (used in) financing activities           23,725           (3,007)          51,336
                                                                  --------         --------         --------

Net increase (decrease) in cash and cash equivalents                 7,321          (34,770)          40,832
Cash and cash equivalents at beginning of year                      12,374           47,144            6,312
                                                                  --------         --------         --------
Cash and cash equivalents at end of year                          $ 19,695         $ 12,374         $ 47,144
                                                                  ========         ========         ========
Supplemental disclosures of cash flow information:
   Interest paid on deposits and borrowings                       $ 10,667         $ 10,368         $  7,785
   Income taxes paid                                              $    897         $    475         $    755
   Transfers of loans to other real estate owned                  $     73         $    163         $    999
   Transfers of securities from the investment security
      portfolio to the available for sale portfolio               $ 24,027         $     --         $ 32,850
   Securitization of residential mortgage loans                   $     --         $     --         $  7,784
   Transfers of loans to held for sale                            $     --         $ 10,118         $     --

(1) The components of the purchase of Royal Oak Savings Bank (purchase price of $7.8 million) are included in the respective categories in the cash flows statement.

The accompanying notes are an integral part of these consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              For the years ended December 31, 1997, 1996 and 1995

                             (Dollars in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies reflected in the consolidated financial statements of Monocacy Bancshares, Inc. and subsidiary (the "Company") conform to generally accepted accounting principles and prevailing practices within the banking industry. Certain reclassifications have been made to 1996 and 1995 amounts to conform with the presentation for 1997.

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

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior loan loss experience. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgements about information available to them at the time of their examinations.

BANK PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight-line method.

OTHER REAL ESTATE OWNED

Real estate acquired through foreclosure is recorded at the lower of cost or estimated fair value on the date acquired and at the lower of cost or estimated fair value less selling costs thereafter. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent write-downs are included in other non-interest expense. Rental income and expenses are included in other operating non-interest expense.

MORTGAGE SERVICING RIGHTS

Mortgage servicing rights are valued using the aggregate method of determining the lower of cost or market value and are amortized over the remaining life of the loans serviced. Servicing rights are periodically reviewed for impairment with any required adjustment to market value made at the time of review.

PER SHARE DATA

The Company adopted Financial Accounting Standards Board ("FASB") Statement No. 128, "Earnings Per Share," ("SFAS No. 128") in 1997. Accordingly, Basic Earnings Per Share are based on the average shares outstanding, giving retroactive effect to stock dividends and Diluted Earnings Per Share and dividends per share are based on the average shares outstanding adjusted by any common stock equivalents, giving retroactive effect to stock dividends.

ORGANIZATION COSTS

Organization costs are capitalized and amortized on a straight-line basis over five years.

CORE DEPOSIT INTANGIBLE

The core deposit intangible acquired in connection with the Royal Oak acquisition is being amortized over the estimated remaining life of the intangible, which has been determined to be 10 years at December 31, 1997.

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

On September 22, 1997, the Bank entered into a service agreement with TrustCorp America (the "Trust Company") for the Trust Company to provide trust services to the Bank's existing trust customers as successor fiduciary and to provide ongoing service through operation of a referral program for future trust business.

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

2. CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances through cash or reserves with the Federal Reserve Bank or in other commercial banks. The amount of these reserves, calculated based on percentages of certain deposit balances, was $1,004 at December 31, 1997.

3. SECURITIES AVAILABLE FOR SALE

The Available for Sale ("AFS") portfolio is generally comprised of somewhat shorter term investment securities and other securities the Company feels it may sell in response to changes in interest rates or liquidity needs. Securities available for sale are carried at fair value. Net unrealized holding gains and losses on securities available for sale are reported as a separate component of stockholders' equity, net of related income taxes. In 1995, the FASB granted a one time exemption from the restrictions on transferring securities between various portfolios. The Company took advantage of this opportunity to transfer approximately $33 million in securities previously held in the Held to Maturity ("HTM") portfolio to the AFS portfolio. In 1997, due to a change in the Company's business focus, the Company transferred it's remaining HTM portfolio to the AFS portfolio.

Securities available for sale are summarized as follows at December 31:

--------------------------------------------------------------------------------
                                                          1997
                                 -----------------------------------------------
                                             Gross Unrealized Holding  Estimated
                                 Amortized   ------------------------    Fair
                                   Cost         Gains      Losses        Value
                                 ---------      -----      ------      ---------

U.S. Government agency            $31,480        $ 66        $ 91      $31,455
State and municipal bonds          33,445         622           8       34,059
Mortgage-backed securities         25,809          21         365       25,465
Equity securities                   4,335          --         150        4,185
                                  -------        ----       -----      -------
                                  $95,069        $709        $614      $95,164
                                  =======        ====        ====      =======

                                                          1996
                                 -----------------------------------------------
                                             Gross Unrealized Holding  Estimated
                                 Amortized   ------------------------    Fair
                                   Cost         Gains      Losses        Value
                                 ---------      -----      ------      ---------

U.S. Government agency            $21,984        $ --      $  263       $21,721
State and municipal bonds           5,339          18           8         5,349
Mortgage-backed securities         17,122          --         750        16,372
Equity securities                   2,644          --         168         2,476
                                  -------        ----      ------       -------
                                  $47,089        $ 18      $1,189       $45,918
                                  =======        ====      ======       =======

--------------------------------------------------------------------------------

Securities available for sale with a carrying value of $4,973 and $4,630 at December 31, 1997 and 1996, respectively, were pledged as collateral for certain liabilities as required by law. In addition, securities available for sale with a carrying value of $26,482 and $12,847 at December 31, 1997 and 1996, respectively, were pledged as collateral for certain borrowing arrangements of the Company.

The amortized cost and fair value of securities available for sale by contractual maturity, at December 31, 1997 and 1996, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------

<CAPTIOM>
                                                       1997                      1996
                                                       ----                      ----
                                                                        ESTIMATED   ESTIMATED
                                             AMORTIZED      FAIR        AMORTIZED     FAIR
                                                COST        VALUE          COST       VALUE
                                             ---------     -------      ---------   ---------
Due within one year                           $ 1,080      $ 1,082       $ 1,000     $   998
Due after one through five years               27,014       26,955        15,102      14,996
Due after five through ten years               30,733       31,233        11,221      11,076
Due after ten years                             6,098        6,244            --          --
Mortgage-backed securities                     25,809       25,465        17,122      16,372
Equity securities                               4,335        4,185         2,644       2,476
                                              -------      -------       -------     -------
                                              $95,069      $95,164       $47,089     $45,918
                                              =======      =======       =======     =======

--------------------------------------------------------------------------------

Proceeds from sales of securities available for sale were $22,495 in 1997 with gains of $90 and losses of $3. Proceeds from sales of securities available for sale were $34,984 in 1996 with gains of $31 and losses of $251.

4. INVESTMENT SECURITIES

Investment securities are summarized as follows at December 31, 1996:

--------------------------------------------------------------------------------

                                              GROSS UNREALIZED HOLDING  ESTIMATED
                                  AMORTIZED   ------------------------    FAIR
                                    COST         GAINS       LOSSES       VALUE
                                  ---------      -----       ------       -----
State and municipal bonds          $24,042        $56         $238       $23,860
                                   =======        ===         ====       =======

--------------------------------------------------------------------------------

Investment securities with an amortized cost of $197 at December 31, 1996 were pledged as collateral for certain liabilities as required by law.

The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 1996 are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------
                                                          Estimated
                                           Amortized        Fair
                                              Cost          Value
                                           ---------      ---------
Due after five through ten years            $11,510        $11,452
Due after ten years                          12,532         12,408
                                            -------        -------
                                            $24,042        $23,860
                                            =======        =======
--------------------------------------------------------------------------------

5. LOANS

Major classifications of loans are as follows at December 31:

--------------------------------------------------------------------------------

                                                         1997           1996
Real Estate:                                             ----           ----
   Commercial mortgages                               $ 66,995       $ 69,947
   Residential mortgages                                24,837         20,477
   Construction and land development                    29,187         28,695
Commercial                                              18,208         22,582
Consumer                                                19,065         17,546
                                                      --------       --------
      Total loans                                      158,292        159,247
Less:
   Unearned income                                         (37)          (457)
   Allowance for loan losses                            (2,539)        (2,100)
                                                      --------       --------
                                                      $155,716       $156,690
                                                      ========       ========
--------------------------------------------------------------------------------

The Company has placed on non-accrual status loans totaling $1,961 at December 31, 1997, $793 at December 31, 1996 and $1,258 at December 31, 1995. Gross
interest income that would have been recognized had the loans performed in accordance with original terms was $247 in 1997, $257 in 1996 and $190 in 1995. Interest income on these loans included in the results of operations was $100 in 1997, $127 in 1995 and none in 1996.

Changes in the allowance for loan losses were as follows for the years ended December 31:

--------------------------------------------------------------------------------
                                           1997          1996        1995
                                           ----          ----        ----
Balance at January 1                      $2,100        $1,904      $1,902
Provision for loan losses                  1,110           300         885
Recoveries                                    32           218          57
Loans charged off                           (703)         (322)       (940)
                                          ------        ------      ------
Balance at December 31                    $2,539        $2,100      $1,904
                                          ======        ======      ======

--------------------------------------------------------------------------------

Effective January 1, 1996, the Company adopted FASB Statements No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"), and No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures ("SFAS 118"). In accordance with SFAS 114, impaired loans are measured and reported based on the present value of expected cash flows discounted at the loan's effective interest rate, or at the fair value of the loan's collateral if the loan is deemed "collateral dependent." A valuation allowance is required to the extent that the measure of the impaired loans is less than the recorded investment.

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

Impaired loans at December 31, 1997 and 1996 amounted to $1,961 and $793, respectively. There was no valuation allowance for impaired loans at December 31, 1997 or 1996 as the amount by which the measure of the impaired loans were less than the recorded investment in the loans was charged off in 1997 and 1996 for all impaired loans held in 1997 and 1996. Average impaired loans for 1997 and 1996 amounted to $1,914 and $1,230, respectively. No interest was recognized during the time period that any loan was impaired as any cash received on such loans was applied to the loan as a principal reduction.

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

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit, available credit lines and letters of credit. Outstanding loan commitments, unused lines and letters of credit are summarized as follows at December 31:

--------------------------------------------------------------------------------
                                                        1997           1996
                                                        ----           ----
Loan Commitments:
   Commercial mortgage loans                           $ 8,965        $ 3,075
   Residential mortgage loans                            3,453            898
   Commercial loans                                      1,713          9,916
                                                       -------        -------
                                                       $14,131        $13,889
                                                       =======        =======

Unused lines of credit:
   Construction and land development                   $14,192        $ 9,006
   Commercial                                            9,916         12,991
   Home-equity                                          13,776         15,138
   Other consumer                                        1,621          1,366
                                                       -------        -------
                                                       $39,505        $38,501
                                                       =======        =======
Letters of credit                                      $ 3,196        $ 3,026
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

7. BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment is as follows at December 31:

--------------------------------------------------------------------------------
                                                         1997           1996
                                                         ----           ----

Land                                                   $   888         $   863
Buildings                                                5,663           5,585
Equipment                                                4,914           4,562
Leasehold improvements                                   1,117             703
Construction in progress                                   102             477
                                                       -------         -------
                                                        12,684          12,190
Accumulated depreciation and amortization               (4,513)         (3,755)
                                                       -------         -------
                                                       $ 8,171         $ 8,435
                                                       =======         =======

--------------------------------------------------------------------------------

Depreciation and amortization expense for bank premises and equipment was $774, $658 and $607 for 1997, 1996 and 1995, respectively. Amortization expense for intangible assets was $183, $135 and $21 for 1997, 1996 and 1995, respectively.

8. BORROWINGS

Information with respect to borrowings is as follows for the years ended December 31:

--------------------------------------------------------------------------------

                                                            1997         1996            1995
                                                            ----         ----            ----
Amount outstanding at year-end:
   Federal funds purchased                                $    --      $    --         $    --
   FHLB advances                                           34,571       14,739          16,633
   Term note                                                   --           --           3,000
   Treasury tax & loan note                                 1,087          600              --
Weighted average interest rate at year end:
   Federal funds purchased                                    --%          --%              --%
   FHLB advances                                            5.89%        5.84%            5.50%
   Term note                                                  --%          --%            8.50%
   Treasury tax & loan note                                 5.25%        5.40%              --%
Maximum outstanding at any month-end:
   Federal funds purchased                                $ 2,650      $ 5,750         $ 4,500
   FHLB advances                                           34,660       24,429          18,356
   Term note                                                   --        2,917           3,000
   Treasury tax & loan note                                 1,087          745              --
Average outstanding:
   Federal funds purchased                              $     640     $  1,727        $  1,300
   FHLB advances                                           17,614       16,756          16,950
   Term note                                                   --          931           3,000
   Treasury tax & loan note                                   581          168              --
Weighted average interest rate during the year:
   Federal funds purchased                                   4.55%        5.50%           4.20%
   FHLB advances                                             5.47%        5.80%           5.26%
   Term note                                                   --%        8.50%           8.50%
   Treasury tax & loan note                                  3.57%        5.13%             --%

--------------------------------------------------------------------------------

The Company had borrowings from the Federal Home Loan Bank ("FHLB") of $34,571 at December 31, 1997 and $14,739 at December 31, 1996. The borrowings mature in varying amounts through 2007 and have an average interest rate of 5.89% at December 31, 1997. The advances are collateralized by certain real estate loans with a carrying value of $14,566 and investment securities available for sale with a book value of $26,482 at December 31, 1997. The Company may borrow up to $45,000,000 under this line of credit at interest rates set periodically by the lender.

The principal maturities of the FHLB advances at December 31, 1997, were:

--------------------------------------------------------------------------------
         1998                     $14,823
         1999                          --
         2000                       1,650
         2001                          --
         2002                      15,000
         Thereafter                 3,098
                                  -------
                                  $34,571
                                  =======

The Company was required to purchase shares of the capital stock of the FHLB as additional collateral for the advances as a condition to obtaining the line of credit. The amount invested in their capital stock was $3,314 at December 31, 1997 and $1,623 at December 31, 1996, and is carried in the securities available for sale portfolio.

In anticipation of the cash outlay required for the acquisition of Royal Oak, in December 1995, the Company borrowed $3,000,000 from another commercial bank. The loan was repaid in April of 1996.

9. PENSION AND PROFIT SHARING PLANS

The Company has a contributory thrift plan qualifying under Section 401(k) of the Internal Revenue Code. Employees with six months of service are eligible for participation in the plan. The Company matches the employee's contribution up to 50% of the first 6% of employee contributions. The Company's contributions to this plan, included in employee benefits expenses, were $75 for 1997, $61 for 1996 and $60 for 1995.

The Company has agreements with certain of its executive officers to provide certain supplemental retirement benefits upon retirement. The benefits to be paid by the Company upon retirement are being accrued over the number of years remaining to retirement date and in accordance with the plan vesting arrangements. The amounts included in operating expenses were $52 for 1997, $74 for 1996 and $79 for 1995.

10. INCOME TAXES

The provision for income taxes is composed of the following for the years ended December 31:

--------------------------------------------------------------------------------
                                                1997         1996        1995
                                                ----         ----        ----
   Current:
      Federal                                   $364         $597        $716
      State                                      (81)         (88)         52
   Deferred                                     (143)          29         114
                                                ----         ----        ----
   Provision for income taxes                   $140         $538        $882
                                                ====         ====        ====

--------------------------------------------------------------------------------

The deferred tax effects of timing differences between financial and taxable income are as follows for the years ended December 31:

--------------------------------------------------------------------------------

                                                 1997         1996        1995
                                                 ----         ----        ----
   Provision for loan losses                    $(169)        $(75)       $(10)
   Depreciation                                    42           60          12
   Deferred compensation plans                      5           (7)        (13)
   Loan fees and costs                            118          (64)         89
   Mortgage servicing rights                       91           87          30
   Other                                           56           28           6
                                                -----         ----        ----
                                                $ 143         $ 29        $114
                                                =====         ====        ====

--------------------------------------------------------------------------------

Net deferred tax assets consisted of the following at December 31:

--------------------------------------------------------------------------------
                                                             1997        1996
                                                             ----        ----
Deferred tax assets:
   Provision for loan losses                                $  838      $  668
   Deferred compensation plans                                 145         150
   Loan fees and costs                                          35         153
   Intangible assets                                           114          55
   Deferred losses on securities available for sale             --         398
   Other                                                       244          99
                                                            ------      ------
      Total deferred tax assets                              1,376       1,523
                                                            ------      ------
Deferred tax liabilities:
   Depreciation                                                346         304
   Mortgage servicing rights                                   208         117
   Deferred gains on securities available for sale              24          --
   Other                                                        27         203
                                                            ------      ------
      Total deferred tax liabilities                           605         624
                                                            ------      ------
      Net deferred tax asset                                $  771      $  899
                                                            ======      ======

--------------------------------------------------------------------------------

The provisions for taxes on income are at effective rates of 6.2%, 25.0% and 27.3% as follows:

--------------------------------------------------------------------------------

                                                              1997         1996      1995
                                                              ----         ----      ----
   Statutory federal income tax rate                          34.0%        34.0%     34.0%
   Increase (decrease) resulting from:
      Tax-exempt income                                      (22.5)        (7.5)     (8.9)
      State income taxes, net of federal income taxes         (3.4)        (2.7)      1.4
      Other                                                   (1.9)         1.2        .8
                                                             -----         ----      ----
                                                               6.2%        25.0%     27.3%
                                                             =====         ====      ====

--------------------------------------------------------------------------------

11. RELATED PARTY TRANSACTIONS

Certain members of the Board of Directors and senior officers had loan transactions with the Bank. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated customers. Loans outstanding, both direct and indirect, to directors and senior officers totaled $2,415 and $2,287 at December 31, 1997 and 1996, respectively. During 1997, $838 of new loan advances were made and repayments totaled $710.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Fair values for securities available for sale and investment securities are based on quoted market prices. For loans, interest-bearing deposits and long-term borrowings, where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The Company does not normally charge fees for commitments to extend credit. Interest rates on commitments to extend credit are normally committed for periods of less than one month. Fees charged on standby letters of credit and other financial guarantees are deemed to be immaterial and these guarantees are expected to be settled at face amount or expire unused. It is impracticable to assign any fair value to these commitments.

The estimated fair values of the Company's financial instruments are as follows at December 31, 1997:

--------------------------------------------------------------------------------

                                                            Carrying Value       Fair Value
                                                            --------------       ----------
Assets:
   Cash and due from banks                                     $  7,081           $  7,081
   Federal funds sold                                            12,614             12,614
   Interest-bearing deposits with other banks                     1,184              1,184
   Loans held for sale                                            4,940              4,940
   Securities available for sale                                 95,164             95,164
   Loans, net                                                   155,716            172,718
   Accrued interest receivable                                    2,152              2,152
Liabilities:
   Non-interest bearing deposits                                 25,225             25,225
   Interest-bearing deposits                                    203,645            205,167
   Other borrowings                                              35,658             41,670

--------------------------------------------------------------------------------

13. Commitments and Contingent Liabilities

The Company is currently leasing five branch offices and one storage facility under operating leases expiring from 1998 through 2007. The leases generally provide for payment of property taxes, insurance, maintenance and common area costs by the Company. Total rent and common area expenses for the three years ended December 31, 1997, 1996 and 1995 were $203, $185 and $113, respectively.

Lease obligations will require rent and common area payments as follows:

--------------------------------------------------------------------------------
         Year                     Minimum Rentals
         ----                     ---------------
         1998                        $  191
         1999                           175
         2000                           175
         2001                           132
         2002                           132
         Remaining years                541
                                     ------
                                     $1,346
                                     ======
--------------------------------------------------------------------------------

The Bank was named as a defendant in a legal proceeding in the Circuit Court for Baltimore City, wherein it was alleged that the Bank permitted the improper withdrawal or transfer of funds from a deposit account containing escrow monies at the Bank. The Bank was also alleged to have misapplied certain sums of money by depositing them in an unrelated account holder's deposit account. The complaint initially sought recovery against the Bank in the amount of $482 and was later amended to seek an amount in excess of $1 million. In January, 1998, the Bank, with the approval of the Court, orally agreed to execute a Settlement Agreement and Mutual Release. Under the terms, the Bank will pay $230 and release any claims against other parties. In return, the Bank will receive a General Release from all parties to the litigation. The Bank expects to execute the Settlement Agreement and Mutual Release in the near future.

14. STOCK OPTIONS

The Company maintains a stock option incentive plan which provides for the granting of common stock options to certain officers of the Company. These stock option awards contain a serial feature whereby 20% of the options are awarded or vested each year for the next five years at the Board's discretion. Option prices are equal to or greater than the estimated fair market value of the common stock at the date of the grant. Options are exercisable beginning six months from the date of grant and expire 10 years after the date of grant.

In 1997, the Company adopted a stock option plan for the granting of common stock options to Directors. Option prices are equal to or greater than the estimated market value of the common stock at the date of the grant. Options vest at 25% immediately at time of grant and then 25% per year for the next three years. Options are exercisable beginning six months from the date of grant and expire 10 years after the date of grant.

Information with respect to options is as follows for the year ended December
31:

---------------------------------------------------------------------------------------------------------
                                                        1997                              1996
                                           ---------------------------        ---------------------------
                                           Shares   Option Price Range        Shares   Option Price Range
                                           ------   ------------------        ------   ------------------
   Outstanding at beginning of year        26,983      $17.28-18.60           19,734         $17.28
      Granted                              49,038       18.18-20.68            8,899       17.48-18.60
      Exercised                                --                               (220)         20.91
      Expired/canceled                       (484)      19.23-20.00           (1,430)         19.01
                                           ------                             ------
   Outstanding at end of year              75,537       17.28-20.68           26,983       17.28-18.60
                                           ======                             ======
   Exercisable                             37,037       17.28-20.68           26,983       17.28-18.60
                                           ======                             ======
---------------------------------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 1997:

-------------------------------------------------
                               1997       1996
                               ----       ----
Dividend yield                  --           --
Expected volatility             15%         15%
Risk-free interest rate       5.909%      5.106%
Expected lives               10 years    10 years
-------------------------------------------------

The company has adopted the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plans. No compensation expense related to the Plans was recorded during the two years ended December 31, 1997. If the Company had elected to recognize compensation cost based on the fair value at the grant dates for awards under the Plans consistent with the method prescribed by SFAS 123, net income and earnings per share would have been changed to the pro forma amounts as follows for the years ended December 31:

-------------------------------------------------
                                  1997      1996
                                  ----      ----
Net income                       $1,478    $1,564
Earnings per share--basic        $  .82    $  .87
Earnings per share--diluted      $  .81    $  .86
-------------------------------------------------

15. NET INCOME PER COMMON SHARE

In February 1997, the FASB issued SFAS No. 128, which became effective for the Company for reporting periods ending after December 15, 1997. Under the provisions of SFAS No. 128, primary and fully-diluted earnings per share were replaced with basic and diluted earnings per share in an effort to simplify the computation of these measures and align them more closely with the methodology used internationally. Basic earnings per share is arrived at by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the impact of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is arrived at by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and warrants. For purposes of comparability, all prior-period earnings per share data have been restated. All per share data and share amounts below have been adjusted to give retroactive effect to the 10% stock dividends issued in 1996, 1997 and 1998.

The calculation of net income per common share follows for the years ended December 31,

-----------------------------------------------------------------------------------------------------------
                                                                 1997               1996              1995
                                                                 ----               ----              ----
Basic:
   Net income (applicable to common stock)                       $2,118             $1,611           $2,351
   Average common shares outstanding                              1,786              1,771            1,762
   Basic net income per share                                    $ 1.19             $ 0.91           $ 1.33
Diluted:
   Net income (applicable to common stock)                       $2,118             $1,611           $2,351
   Average common shares outstanding                              1,786              1,771            1,762
   Stock option adjustment                                           33                 22               14
                                                                 ------             ------           ------
   Average common shares outstanding - diluted                    1,819              1,793            1,776
   Diluted net income per share                                  $ 1.16             $ 0.90           $ 1.32
-----------------------------------------------------------------------------------------------------------

16. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off- balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

------------------------------------------------------------------------------------------------------------
                                                                                              To Be Well
                                                                                           Capitalized Under
                                                                           For Capital     Prompt Corrective
                                                           Actual       Adequacy Purposes  Action Provisions
                                                     ----------------   -----------------  -----------------
                                                     Amount     Ratio   Amount      Ratio  Amount      Ratio
                                                     ------     -----   -------     -----  ------      -----
As of December 31, 1997:
   Total capital (to risk weighted assets):
      Consolidated                                   $22,597    12.35%   $14,634    8.00%   $18,293   10.00%
      Taneytown Bank & Trust Company                  22,510    12.31%    14,631    8.00%    18,289   10.00%


   Tier I Capital (to risk weighted assets):
      Consolidated                                    20,308    11.10%     7,317    4.00%    10,976    6.00%
      Taneytown Bank & Trust Company                  20,221    11.06%     7,315    4.00%    10,973    6.00%

   Tier I capital (to average assets):
      Consolidated                                    20,308     7.00%    11,603    4.00%    14,504    5.00%
      Taneytown Bank & Trust Company                  20,221     6.97%    11,601    4.00%    14,501    5.00%

As of December 31, 1996:
   Total capital (to risk weighted assets):
      Consolidated                                    20,509    11.49%    14,285    8.00%    17,857   10.00%
      Taneytown Bank & Trust Company                  20,528    11.50%    14,284    8.00%    17,855   10.00%

   Tier I capital (to risk weighted assets):
      Consolidated                                    18,409    10.31%     7,143    4.00%    10,714    6.00%
      Taneytown Bank & Trust Company                  18,428    10.32%     7,142    4.00%    10,713    6.00%

   Tier I capital (to average assets):
      Consolidated                                    18,409     7.03%    10,467    4.00%    13,084    5.00%
      Taneytown Bank & Trust Company                  18,428     7.04%    10,465    4.00%    13,082    5.00%
------------------------------------------------------------------------------------------------------------

17. ACQUISITION

On December 31, 1995, the Company purchased Royal Oak Savings Bank as a subsidiary of Monocacy Bancshares, Inc. The transaction was accounted for as a purchase and the results of operations for the year 1995 properly do not include any income from Royal Oak. Royal Oak's condensed balance sheet as of the date of the acquisition as valued under purchase accounting was as follows:

-------------------------------------------------
Cash and investments                    $45,398
Loans, net                                  451
Property, plant and equipment               510
Other assets                                646
                                        -------
                                        $47,005
                                        =======
Deposits                                $38,733
Other liabilities                           517
Capital                                   7,755
                                        -------
                                        $47,005
                                        =======
-------------------------------------------------

The purchase price of $7.8 million included a deposit premium paid of $3.6 million and a mortgage servicing premium paid of $281. The purchase price of the assets and costs associated were approximately equal to the liabilities assumed and no goodwill was recorded in the transaction.

18. SUBSEQUENT EVENT

On February 17, 1998, the company distributed a 10% stock dividend which increased shares outstanding by approximately 163,000.

19. PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed financial information for Monocacy Bancshares, Inc. (parent company only) is as follows as of and for the years ended December 31:

-----------------------------------------------------------------------------------------------------------

CONDENSED BALANCE SHEETS                                                             1997             1996
                                                                                     ----             ----
Assets
   Cash and due from Bank subsidiary                                                $   224         $   205
   Securities available for sale                                                         20              20
   Investment in subsidiary                                                          24,064          21,637
   Other assets                                                                          39              30
                                                                                    -------         -------
Total assets                                                                        $24,347         $21,892
                                                                                    =======         =======
Liabilities and Stockholders' Equity
   Liabilities:
      Other liabilities                                                             $   179         $   244
                                                                                    -------         -------
         Total liabilities                                                              179             244
                                                                                    -------         -------
   Stockholders' equity:
      Common stock                                                                    8,143           7,342
      Common stock dividend to be distributed                                         4,034           3,699
      Surplus                                                                        11,863           9,145
      Retained earnings                                                                 128           1,462
                                                                                    -------         -------
         Total stockholders' equity                                                  24,168          21,648
                                                                                    -------         -------
Total liabilities and stockholders' equity                                          $24,347         $21,892
                                                                                    =======         =======
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Condensed Statements of Income                                            1997         1996         1995
                                                                          ----         ----         ----
Interest on investment securities                                        $    1        $    1      $   12
Interest expense on borrowings                                               --           101          --
                                                                         ------        ------      ------
   Net interest income                                                        1          (100)         12
Cash dividends from subsidiaries                                            600         1,759       2,393
Operating expenses                                                          107            82          64
                                                                         ------        ------      ------
   Income before income tax expense and equity in
      undistributed net income of subsidiaries                              494         1,577       2,341
Income tax benefit                                                          (34)          (34)        (10)
                                                                         ------        ------      ------
   Income before equity in undistributed
      net income of subsidiaries                                            528         1,611       2,351
Equity in undistributed net income of subsidiaries                        1,590            --          --
                                                                         ------        ------      ------
   Net income                                                            $2,118        $1,611      $2,351
                                                                         ======        ======      ======
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Condensed Statements of Cash Flows                                        1997         1996         1995
                                                                          ----         ----         ----
Cash flows from operating activities:
   Net income                                                           $ 2,118       $ 1,611     $ 2,351
   Adjustments to reconcile net income to net cash
      provided by operating activities:
   Equity in undistributed income of subsidiaries                        (1,590)           --          --
   (Increase) decrease in other assets                                      (10)          142        (134)
   Decrease in accrued interest receivable                                   --            --           4
   Increase (decrease) in other liabilities                                 (73)          (39)          6
                                                                        -------       -------     -------
      Net cash provided by operating activities                             445         1,714       2,227
                                                                        -------       -------     -------
Cash flows from investing activities:
   Purchases of securities available for sale                                --            (4)        (16)
   Maturities of investment securities                                                     --         200
   Distribution of undivided profits of Bank subsidiary                      --           868       3,468
   Investment in Savings Bank subsidiary                                     --            --      (7,755)
                                                                        -------       -------     -------
      Net cash provided by (used in) investing activities                    --           864      (4,103)
                                                                        -------       -------     -------
Cash flows from financing activities:
   Issuance of common stock                                                 289           246         211
   Dividends paid                                                          (715)         (586)       (528)
   Proceeds from issuance of debt                                            --            --       3,000
   Repayments of debt                                                        --        (3,000)         --
                                                                        -------       -------     -------
      Net cash provided by (used in) financing activities                  (426)       (3,340)      2,683
                                                                        -------       -------     -------
Net increase (decrease) in cash and cash equivalents                         19          (762)        807
Cash and cash equivalents at beginning of year                              205           967         160
                                                                        -------       -------     -------
Cash and cash equivalents at end of year                                $   224       $   205     $   967
                                                                        =======       =======     =======
-----------------------------------------------------------------------------------------------------------

Under certain state and federal banking regulations, the Bank may declare cash dividends to Monocacy Bancshares, Inc., from undivided profits, or with prior approval of the Maryland Bank Commissioner, out of surplus in excess of 100% of its capital stock, after providing for certain expenses.

                               EXECUTIVE OFFICERS

CHAIRMAN OF THE BOARD:                           ASSISTANT VICE PRESIDENTS:
Eric E. Glass*                                   Michael L. Barrett
                                                 Charlotte B. Bollinger
VICE CHAIRMAN OF THE BOARD,                      Joyce B. Clingan
CHAIRMAN OF THE EXECUTIVE COMMITTEE:             Judith E. Frock
Donald R. Hull*                                  Lawrence R. Hierstetter
                                                 Billie Jo Hoffman
PRESIDENT AND CHIEF EXECUTIVE                    S. Barry Klohr
OFFICER:                                         C. Daniel Pastros
Francis W. Neubauer, Jr.*                        George W. Peck, Jr.
                                                 Sandra S. Pretty
EXECUTIVE VICE PRESIDENT, CHIEF                  Judith A. Shultz
FINANCIAL OFFICER AND CHIEF                      Linda S. Warehime
OPERATING OFFICER:
Michael K. Walsch*                               COMMUNITY BANKING OFFICERS:
                                                 Timothy L. Baumgardner
SENIOR VICE PRESIDENTS:                          Elizabeth J. Dutrow
Christopher D. Holt                              Barbara A. Ebaugh
Edward D. Leister                                Amy R. Eyler
Craig H. McConnell                               Herbert W. Findeisen, III
                                                 Beverly A. Franklin
VICE PRESIDENT AND CORPORATE                     Andrew P. Heck
SECRETARY:                                       Janet L. Joy
Brian M. Etzler*                                 Donna H. Moore
                                                 Theresa M. Perry
VICE PRESIDENTS:                                 Richard L. Rose
Brenda K. Anders                                 Jeris L. Talbott
Ronald H. Antrim                                 JoAnn R. Vanscoy
Nancy B. Bahr
Linda L. Bennett                                 Commercial Banking Officer:
Mary E. Bowns                                    Joseph F. Wade, Jr.
Harold E. Eyler
William O. Eyler                                 ASSISTANT SECRETARY:
Michael H. Galassi                               Kathleen A. Ford
Thomas J. Gerhart
Cynthia M. Joynes                                ADMINISTRATIVE OFFICER:
Edwin L. Koons                                   Patricia A. Shryock-Smith
Donna L. Oliver
W. Stephen Pindell
William A. Springer, Jr.
Ronald E. Talbert
James C. Wise


*Officers of both Monocacy Bancshares, Inc. and Taneytown Bank & Trust Company, its principal subsidiary

                               BOARD OF DIRECTORS

David M. Abramson                                          Eric E. Glass
Director, Executive Vice President and General Counsel     Chairman of the Board
U.S. Foodservice                                           Monocacy Bancshares, Inc.
                                                           Chairman of the Board,
E. Wayne Baumgardner                                       The Taney Corporation
Independent Investor
                                                           Donald R. Hull
George B. Crouse                                           Vice Chairman of the Board and Chairman
Vice President, Crouse Ford Sales, Inc.                    of the Executive Committee
                                                           Monocacy Bancshares, Inc.
Harry B. Dougherty(dagger)                                 President, Hull Company Accountants, Inc.
Retired
                                                           Francis W. Neubauer, Jr.
Glenn E. Eaves                                             President and Chief Executive Officer
Dairy Farmer                                               Monocacy Bancshares, Inc.

George A. Fream(dagger)
Retired Postmaster, Taneytown Post Office

(dagger) Directors Emeritus




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

The Annual Meeting of Shareholders will be held on April 27, 1998 beginning at 3:00 P.M. in Taneytown, Maryland

Transfer Agent, Registrar and Dividend Disbursing Agent:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

Taneytown Bank website: www.taneytownbank.com

                             THE TANEYTOWN BANK TEAM

                    It's our employees who are making it work


Kelly S Abell               Brian M Etzler                       Stephan B Klohr                  Kristy S Sayavong
Monica B Adelman            Lisa N Etzler                        Edwin L Koons                    Megan D Schroyer
Brenda L Allyn              Amy R Eyler                          Donna L Koslowski                Laura L Selby
Brenda K Anders             Frances A Eyler                      Melanie L Lamer                  Laura B Shickman
Natalie A Andrews           Harold E Eyler                       Robin L Lease                    Patricia A Shryock-Smith
Ronald H Antrim             William O Eyler                      Edward D Leister                 Judith A Shultz
Elizabeth M Arthur          Herbert W Findeisen, III             Shelby D Lenker                  Helen Sims
Nancy B Bahr                Karen D Fisher                       Tracy L Lewis                    Donna C Smith
Tracey L Barnes             Bonnie S Fitzwater                   Richard D Lisko                  James R Smith
Michael L Barrett           Kathleen A Ford                      Carol A Longenecker              William A Springer, Jr.
Bonnie L Baublitz           Beverly A Franklin                   Scott P Maas                     Deborah M Stewart
Timothy L Baumgardner       Tracy L Franklin                     Helen E Martin                   John W Stonesifer
Jill M Beasley              Denise A Frock                       Sandra D Maxey                   Donna L Straub
Elizabeth R Benjamin        Judith E. Frock                      Craig H McConnell                Heidi R Straub
Linda L Bennett             Michael H Galassi                    Jami M Merrell                   Ronald E Talbert
Jessica A Bittinger         Samuel K Gardner                     Christy A Miles                  Jeris L Talbott
Charlotte B Bollinger       Stephanie L Gauldin                  Valerie R Miller                 James A Updegraff
Lauren J Bond               Thomas J Gerhart                     Donna H Moore                    William J Updegraff
Alicia L Bordley            Brenda K Givvines                    George W Motter                  Don K Uphouse
Mary E Bowns                Melissa D Goodwin                    Howard D Myerly                  JoAnn R Vanscoy
Shanna R Boyd               Belinda A Grant                      Francis W Neubauer, Jr.          Joseph F Wade, Jr.
M E Bratcher                James E Grant                        Donna L Oliver                   Lynn M Wagner
Debra S Brauning            Janice P Greenholtz                  C. Daniel Pastros                Michael K Walsch
Karen M Brooks              Loren M Grimm                        William C Paul                   Cynthia L Wantz
Dawn L Carroll              Joan K Guliere                       Frances J Pawlowski              Linda S Warehime
Joyce B Clingan             Deborah L Gutowski                   George W Peck, Jr.               Lana E Weidner
Belinda K Cole              Teresa L Haines                      Theresa M Perry                  Sabrina L Weller
John F Collins              Delcia E Hall                        W. S Pindell                     Belinda S Westermann
Pamela A Commarota          Andrew P Heck                        Melissa K Potts                  Reta I Wetzel
Adriana M Cristofaro        Lawrence R Hierstetter               Sandra S Pretty                  Tina M Wetzel
Bonnie S Cullom             Billie Jo Hoffman                    James A Pryor                    Patricia E Whelan
Carolyn M Delaney           Ruth Hoffman                         Christina J Replogle             Anne C Wildasin
Kelliann Dell               Christopher D Holt                   Betty W Repp                     Joan S Wilhide
Kristen E Dickens           Ange M Horner                        Jaime B Ridinger                 Lori L Wilson
Charlene S Dickson          Eric M Horrell                       Shannon M Rill                   James C Wise
Kimberly J Diskin           Marvin R Hurwitz                     Mary E Rohe                      Bonnie J Yingling
Judith N Dixon              William A Jenkins, IV                Kevin S Roland                   Sandra V Yingling
Elizabeth J Dutrow          Janet L Joy                          Richard L Rose                   Lisa A Zepp
Barbara A Ebaugh            Cynthia M Joynes                     Karin T Ross
Hollie A Edwards            Cheryl L Keeney                      Lee W Russo
Erika D Elgersma            Beverly B Kempler                    Carri L Ryer

                        [MONOCACY BANCSHARES, INC. LOGO]

                        222 East Baltimore Street
                        Taneytown, MD 21787
                        410-756-2655